Exhibit 1

MAGNA
Forward. For all.

2022 Annual Information Form

March 24, 2022

Magna International Inc.

Contents

Annual Information Form

2	Forward-Looking Statements
4	Corporate Structure
4	About Magna
6	Our Industry
9	Our Business & Strategy
18	Risk Factors
25	Description of the Business
38	Innovation and Research & Development
42	Capital Structure, Financings & Credit Ratings
45	Directors & Executive Officers
48	Legal Proceedings
49	Other Information
50	Schedules
A-1	Appendix 1 – Sustainability Report FY 2021

Important Information About this Document

This Annual Information Form (“AIF”) provides information about Magna International Inc. (“Magna”), including its industry, corporate structure, strategy, risk factors relating to its business and operations, products and services, sustainability activities, and other information related to its business activities.

Readers should note that in this AIF:

•	we use the terms “you” and “your” to refer to the shareholder, while “we”, “us”, “our”, “company” and “Magna” refer to Magna International Inc. and, where applicable, its subsidiaries;

•	we use the term “Executive Management” to refer to our Chief Executive Officer, together with our President and all other corporate Executive Vice-Presidents;

•	we use the term “Operating Group management” to refer to our management within each of the product-based business units corresponding to the capabilities described in “Section 6 – Description of the Business – Products & Services” in this AIF;

•	dollar amounts in this AIF are stated in U.S. dollars, unless otherwise indicated;

•	a reference to “fiscal year” is a reference to the fiscal or financial year from January 1 to December 31 of the year stated;
•	sales figures disclosed have been prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP);

•	where we have referred to specific customers or competitors, the reference includes the customers’ or competitors’ operating divisions and subsidiaries, unless otherwise stated;

•	facility and employee figures include certain equity-accounted operations, unless otherwise indicated;

•	references to our “Circular” refer to our Management Information Circular/Proxy Statement dated March 24, 2022 for our virtual-only 2022 Annual and Special Meeting of Shareholders to be held on May 3, 2022 (the “Meeting”); and

•	information is current as of March 16, 2022, unless otherwise indicated

Forward-Looking Statements

We disclose “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) to provide information about management’s current expectations and plans. Such forward-looking statements may not be appropriate for other purposes.

Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “aim”, “forecast”, “outlook”, “project”, “estimate”, “target” and similar expressions suggesting future outcomes or events to identify forward-looking statements.

Forward-looking statements in this AIF include, but are not limited to, statements relating to:

•	implementation of our business strategy, including: increasing capital deployment toward high-growth areas aligned with the “Car of the Future”; driving operational excellence; and unlocking new business models and markets;

•	implementation of our segment-specific strategic initiatives;
•	our approach to capital structure, including future returns of capital to our shareholders through dividends and share repurchases;

•	implementation of our sustainability strategy and initiatives and achievement of sustainability targets/commitments; and

•	estimates of future environmental clean-up and remediation costs

Forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

While we believe we have a reasonable basis for making such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

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Risks Related to the Automotive Industry

•	economic cyclicality;

•	regional production volume declines, including as a result of the semiconductor shortage, the COVID-19 pandemic and Russia’s invasion of Ukraine;

•	intense competition;

•	potential restrictions on free trade;

•	trade disputes/tariffs;

Customer and Supplier Related Risks

•	concentration of sales with six customers;

•	inability to significantly grow our business with Asian customers;

•	emergence of potentially disruptive Electric Vehicle OEMs, including risks related to limited revenues/operating history of new OEM entrants;

•	OEM consolidation and cooperation;

•	shifts in market shares among vehicles or vehicle segments;

•	shifts in consumer “take rates” for products we sell;

•	dependence on outsourcing;

•	quarterly sales fluctuations;

•	potential loss of any material purchase orders;

•	a deterioration of the financial condition of our supply base, including as a result of the COVID-19 pandemic, inflationary pressures, the semiconductor chip shortage or otherwise;

Manufacturing/Operational Risks

•	risks arising from Russia’s invasion of Ukraine;

•	the impact of the semiconductor chip shortage on customer production volumes and on the efficiency of our operations;

•	COVID-19-related risks;

•	supply disruptions and applicable costs related to supply disruption mitigation initiatives, including as a result of the semiconductor chip shortage;

•	regional energy shortages/disruptions;

•	product and new facility launch risks;

•	operational underperformance;

•	restructuring costs;

•	impairment charges;

•	labour disruptions;

•	climate change risks;

•	skilled labour attraction/retention;

•	leadership succession;

IT Security/Cybersecurity Risks

•	IT/cybersecurity breach;

•	product cybersecurity breach;

Pricing/Cost Risks

•	inflationary pressures;

•	pricing risks following time of quote or award of new business;

•	price concessions;

•	commodity price volatility;

•	declines in scrap steel/aluminum prices;

Warranty/Recall Risks

•	costs related to repair or replacement of defective products, including due to a recall;

•	warranty or recall costs that exceed warranty provision or insurance coverage limits;

•	product liability claims;

Acquisition Risks

•	competition for strategic acquisition targets;

•	inherent merger and acquisition risks;

•	acquisition integration risk;

Other Business Risks

•	risks related to conducting business through joint ventures;

•	our ability to consistently develop and commercialize innovative products or processes;

•	intellectual property risks;

•	our investments in technology companies;

•	our changing business risk profile as a result of increased investment in electrification and autonomous/assisted driving, including: higher R&D engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;

•	risks of conducting business in foreign markets;

•	fluctuations in relative currency values;

•	an increase in our pension funding obligations;

•	tax risks;

•	reduced financial flexibility as a result of an economic shock;

•	inability to achieve future investment returns that equal or exceed past returns;

•	changes in credit ratings assigned to us;

•	the unpredictability of, and fluctuation in, the trading price of our Common Shares;

•	a reduction or suspension of our dividend;

Legal, Regulatory and Other Risks

•	antitrust risk;

•	legal claims and/or regulatory actions against us;

•	changes in laws and regulations, including those related to vehicle emissions or made as a result of the COVID-19 pandemic; and

•	environmental compliance costs.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward- looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above that are discussed in greater detail in this AIF under “Section 5 – Risk Factors”.

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1.	Corporate Structure

Issuer

Magna was originally incorporated under the laws of the Province of Ontario, Canada on November 16, 1961. Our charter documents currently consist of amended and restated articles of incorporation dated December 31, 2017, which were issued pursuant to the Business Corporations Act (Ontario).

Our registered and head office is located at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1. Our Common Shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For a list of our principal subsidiaries and investments, please refer to Schedule A.

2.	About Magna

Overview

Magna is more than one of the world’s largest Tier 1 suppliers in the automotive space. We are a mobility technology company with more than 158,000 entrepreneurial-minded employees, 343 manufacturing and assembly operations and 91 product development, engineering and sales (“PDE&S”) centres in 28 countries, as follows.

We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Magna also has electronic and software capabilities across many of these areas.

Our business is managed under operating segments which have been determined on the basis of technological opportunities, product similarities, as well as market and operating factors. Our internal financial reporting is aligned with the way our business is managed. Accordingly, we present key internal operating performance measures for the following reporting segments to our chief operating decision maker to use in the assessment of operating performance, allocation of resources, and to help plan our long-term strategic direction and future global growth:

•	Body Exteriors & Structures

•	Power & Vision
•	Seating Systems

•	Complete Vehicles

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Our Corporate Culture

At Magna’s foundation is an entrepreneurial, decentralized, fair enterprise culture, the key elements of which are as follows:

Entrepreneurialism and Decentralization

We follow a corporate policy of functional and operational decentralization, which we believe increases flexibility, customer responsiveness and productivity.

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Our manufacturing and assembly operations are conducted through “Divisions”, each of which is an autonomous business unit operating within pre-determined guidelines. Each Division is a separate profit centre under the authority of a general manager who has the discretion to determine rates of pay, hours of work and sources of supply, within the framework of our Employee’s Charter, our Global Labour Standards Policy and our Operational Principles (each as described below), as well as our corporate policies.

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Divisions are aligned globally by product area in Operating Groups. Operating Group management is responsible for overseeing the Divisions within its product area(s), including approval of Divisional business plans and preparation of Group business plans for presentation to Executive Management. Our Operating Groups are aligned under four reporting segments overseen by members of Executive Management to ensure that the Operating Groups are: taking advantage of cross-Group synergies; sharing research and development and best practices; and consistently approaching technology trends that impact their business and our customers.

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Our Executive Management team, led by our CEO, interfaces with the investment community and is responsible for our long-term strategic planning and future growth, as well as monitoring the performance of Operating Group management. In addition, our Executive Management: allocates capital; oversees mergers, acquisitions and strategic alliances; manages global marketing and customer strategies; develops employee policies and programs; manages leadership training, development and succession planning; oversees our sustainability strategy and provides support for global sustainability initiatives; and develops common finance, internal controls, compliance, IT, quality, environmental, health & safety, ergonomics and other policies, programs or global standards.

Employee’s Charter & Global Labour Standards Policy

We are committed to operating our business in a way that is based on fairness and concern for our employees. Our Employee’s Charter sets out key principles outlining this commitment. Our Global Labour Standards Policy further articulates our Fair Enterprise Culture and provides a framework for our commitment to fundamental human rights and international labour relations. See “Appendix 1 – Sustainability Report – Section 4.2 Fairness and Concern for Employees” for a description of our human resource principles, including our Employee’s Charter, as well as the details of our Global Labour Standards Policy and the key commitments that it sets out.

Operational Excellence and World Class Manufacturing

As part of our strategic priority of achieving Operational Excellence, including our efforts to implement next generation World Class Manufacturing in our facilities globally, each facility is required to adhere to a set of Operational Principles that define a set of common goals and recommended tools/business practices in the following areas: Employee Focus; Safe and Healthful Work Environment; Pride in Craftsmanship and Total Quality; Integrity and Respect; Operational Effectiveness; Scrap and Waste Elimination; Operational Availability; Communication; and Recognition and Rewards. The Magna Operational Principles are linked to our MAFACT assessment system (detailed in “Section 6 – Description of the Business – Manufacturing & Engineering” in this AIF) to allow our operations to continually measure their progress in achieving World Class Manufacturing.

Incentive-Based Management Compensation

We maintain an incentive-based compensation system for management, which directly links short-term incentive compensation to the operational performance of an applicable business unit, as measured by profitability. In the case of our Divisions and Operating Groups, the short-term incentive formula also takes into account capital efficiency through a charge for funds employed. Incentive Compensation for Operating Group management includes long-term equity incentives tied to stock market performance of our shares and, for certain senior leaders, performance-based incentives tied to Group-specific financial metrics, while compensation for Executive Management takes capital efficiency into account through equity compensation linked to return on invested capital, and also addresses sensitivity to stock market performance through equity compensation linked to total shareholder return relative to a group of industry peers. Our approach to executive compensation is described in further detail in the sections of our Circular titled “Compensation and Performance Report” and “Compensation Discussion & Analysis”.

Sustainability

We are committed to being a responsible corporate citizen that conducts business in a manner that balances profits, people and planet. Magna accepts the reality of climate change and the importance of addressing sustainability in our operations. To this end, we are committed to achieving carbon neutrality with respect to Scope 1 and Scope 2 emissions by 2025 for our European operations, and by 2030 globally. For a full discussion of our sustainability strategy, initiatives and achievements to date, see “Appendix 1 – Sustainability Report”.

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3.	Our Industry

General

The global automotive industry is a complex, high-tech manufacturing industry. Tier 1 automotive suppliers (“Tier 1 Suppliers”) design, engineer and manufacture components, assemblies, systems, subsystems and modules for original equipment manufacturers (“OEMs” or “automobile manufacturers”) of vehicles and light trucks. Tier 1 Suppliers source subcomponents from Tier 2 and other sub-suppliers, which are integrated into the products sold by the Tier 1 Suppliers directly to OEMs.

The global automotive industry is cyclical and is sensitive to a broad range of macroeconomic, political and other trends as discussed in “Section 4 – Our Business & Strategy” in this AIF. Throughout 2021, the automotive industry experienced several significant supply constraints and, in particular, a semiconductor chip shortage which negatively impacted global light vehicle production and is expected to continue throughout 2022. The automotive industry also faced a number of macroeconomic challenges in 2021, including: regional COVID-19 spikes, elevated levels of inflation, regional energy shortages, rising energy and commodity prices, and higher labour costs. These macroeconomic conditions are continuing in 2022 and, in some cases, have been exacerbated by Russia’s invasion of Ukraine in February 2022. See “Section 4 – Our Business & Strategy – Macroeconomic, Political and Other Trends” and “Industry Trends” for details of how these trends affect Magna and the automotive industry. See also “Industry Trends” in our Management’s Discussion & Analysis of Results of Operations and Financial Position for the year ended December 31, 2021 (“MD&A”).

Automotive Production Markets

OEMs have historically built their vehicles in the regions where those vehicles are primarily sold and, as a result, many OEMs have established manufacturing facilities in multiple countries. Since OEMs typically use lean manufacturing and supply chain management techniques in their operations, many Tier 1 Supplier facilities are generally located relatively close to OEM facilities to reduce the cost and risks associated with longer supply chains. See “Section 6 – Description of the Business – Manufacturing & Engineering” of this AIF for details of Magna’s global manufacturing footprint.

China, Europe, North America, Japan, India and South Korea represent the largest automotive production markets in the world, accounting for approximately 90% of vehicles produced globally. China’s approximate 32% share of global production led all markets in 2021. The local demand for vehicles in China, India and certain markets outside of North America and Western Europe has increased over time. This increasing local demand has helped boost the local automotive industry in these countries and attracted investments in manufacturing from North American, European and Asian-based automobile manufacturers, through stand-alone investments and/or joint ventures with local partners. In the case of China, the increasing migration of component system and vehicle design, development and engineering, especially for battery Electric Vehicles (“EVs”), is expected to further benefit the automotive industry in that market.

Customers

OEMs produced over 77 million light vehicles in 2021, a slight increase over 2020 production, but significantly below pre-pandemic levels (91 million in 2019). The top 15 OEMs, representing 79% or approximately 61 million vehicles based on 2021 light vehicle production, were:

1. Toyota Motor Corporation	9. Suzuki Motor Corporation

2. Volkswagen Group	10. BMW AG

3. Renault-Nissan-Mitsubishi Alliance	11. Daimler AG

4. Hyundai Motor Group	12. Zhejiang Geely Holding Group

5. Stellantis N.V.	13. SAIC-GM-Wuling Automobile*

6. General Motors Company	14. Chang’an Automobile (Group) Co., Ltd.

7. Honda Motor Company	15. Great Wall Motors

8. Ford Motor Company

Source: IHS Markit

*	A joint venture between SAIC Motor, General Motors, and Liuzhou Wuling Motors Co Ltd.

The considerable growth of the Chinese automotive market over the past decade has led to the significant growth of a number of Chinese OEMs, including Geely, SAIC, Chang’an and Great Wall, as listed above. In addition, the growing trend toward vehicle electrification has led to the emergence of potentially-disruptive EV OEMs, particularly in China. See “Section 5 – Risk Factors – Emergence of Potentially Disruptive EV OEMs” in this AIF.

For a list of our top customers on a consolidated basis and within each reporting segment, see “Section 6 – Description of the Business – Products & Services” in this AIF.

Competition

In spite of high barriers to entry in many product areas, as well as the highly capital intensive nature of the global Tier 1 automotive supply industry, competition is fierce and intensifying from many different sources. For most of our Operating Groups, competition comes primarily

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from automobile manufacturers and from other “traditional” Tier 1 Suppliers, including ones in which one or more automobile manufacturers may have direct or indirect investments. However, with the growing importance of electrification and electronics in the automotive value chain, a number of electronics and semiconductor companies have entered or expanded their presence in the automotive industry, becoming direct competitors to Tier 1 Suppliers, including us. Additionally, disruptive technology innovators are changing the competitive landscape of the automotive industry through the development of high-value product and service offerings, particularly in areas related to vehicle electrification, vehicle autonomy, new mobility and connectivity. As a result of these trends, some suppliers seek to enhance their competitive positioning by entering into strategic partnerships, joint ventures or collaborations with technology and software companies. Lastly, competition has also intensified as automobile manufacturers have reduced the number of their Tier 1 Suppliers in connection with their strategy to increase the number and range of vehicles built from high-volume global platforms.

The basis on which automobile manufacturers select automotive suppliers for particular programs is determined by a number of factors, which may include: price; overall relationship, including historical performance with respect to innovation, quality and timeliness of delivery; manufacturing footprint; proprietary technologies; financial strength; ability to test and validate new technologies for application in the automotive industry; scope of in-house engineering and tooling capabilities; carbon footprint and alignment with the customer’s sustainability goals/targets; existing agreements; and other factors.

The number of competitors that are asked by automobile manufacturers to bid on any individual product has been reduced in many cases. We expect further reductions as a result of the increasing preference of automobile manufacturers to deal with fewer suppliers and reward those suppliers with earlier and deeper involvement.

Based on 2020 global automotive parts sales to OEMs, the top 10 Tier 1 Suppliers globally were:

Supplier	Key Automotive Products**	Supplier	Key Automotive Products**
1. Robert Bosch	Powertrain solutions, chassis systems control, electrical drives, car multimedia, electronics, aftermarket products, steering, connected mobility solutions	6. Continental Corporation	Autonomous mobility and safety, vehicle networking and information, powertrain, tires, rubber, electric mobility, connected mobility

2. Denso Corporation*	Thermal systems, powertrain systems, electrification systems, mobility systems, sensor system & semiconductors	7. Hyundai Mobis*	In-vehicle infotainment (IVI) systems, braking, steering, lamps, safety, suspension, autonomous driving, electrification systems, advanced driver assistance systems

3. ZF Friedrichshafen AG	Electrified powertrain, chassis, driveline, braking systems, e-Mobility steering, electronics & advanced driver assistance systems, active & passive safety systems	8. Faurecia S.A.	Seating, interiors, clean mobility (exhaust systems), smart cockpit electronics & software integration

4. Magna International Inc.	Body and chassis, exteriors, powertrain, electronics, mirrors and lighting, mechatronics, seating systems, vehicle engineering and manufacturing, roof systems	9. Lear Corporation	Seating, electrical distribution and connection systems, electronic systems, software and connected services, electronic control modules, electrification products, connectivity products

5. Aisin Seiki Co.*	Powertrain, chassis and vehicle safety systems, body, vehicle navigation systems	10. Valeo S.A.*	Comfort and driving assistance systems, powertrain systems, thermal systems, visibility systems, aftermarket products and services

Source: Automotive News (supplement) (June 28, 2021)

*	OEM subsidiary or OEM investee.
**	Key automotive product descriptions are based on information from each Tier 1 Supplier’s website.

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While no single Tier 1 Supplier currently supplies a full range of products which compete with ours, a number of Tier 1 Suppliers can produce some or many of the same types of components, assemblies, modules and systems that we currently produce. Some of our competitors may have greater technical or other resources than we do and some of them may be stronger in markets in which we operate. A list of our key competitors within each product capability in our reporting segments can be found in “Section 6 – Description of the Business – Products & Services” in this AIF. See also the risk factors related to “Intense Competition” and “Technology and Innovation” in “Section 5 – Risk Factors” in this AIF.

Magna’s Foundational Strengths

We believe that we possess a number of foundational strengths that give us a competitive advantage as a Tier 1 Supplier, including our:

•	decentralized operating model and entrepreneurial culture;

•	manufacturing expertise;

•	complete vehicle and broad systems engineering expertise

•	strong balance sheet and emphasis on disciplined, profitable growth;

•	depth of talent;

•	global scale;

•	focus on innovation and our “start-up” mindset, as well as a strategic portfolio of product groups that enable us to provide innovative, complete vehicle solutions to our customers, while:

•	generating cash to fund investments in high-growth areas; and

•	enabling access to new business models and/or new customers.

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4.	Our Business & Strategy

Business Drivers

Our business and operating results are primarily dependent on the levels of North American, European and Chinese car and light truck production by our customers. Ordinarily, OEM vehicle production levels are aligned with vehicle sales levels and thus affected by changes in such levels. While we supply systems and components to every major OEM, we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are important drivers of our performance. Key factors impacting production volumes, product/customer mix, content and legislative/regulatory trends are listed below.

Growth Driver	Factors Potentially Impacting Growth Driver
Vehicle Production Volumes

•  Vehicle sales levels, which are affected by:

•  General macroeconomic and political conditions

•  Consumer confidence levels, which may be affected by consumer perceptions and general trends related to the job, housing and stock markets, as well as elevated levels of inflation, and other macroeconomic and political factors, including COVID-19

•  Interest rates and/or availability of credit

•  Fuel and energy prices

•  Relative currency values

•  Regulatory restrictions on the use of vehicles in certain megacities

•  COVID-19, including due to mandatory lockdowns/stay-at-home orders which restrict consumers’ ability to purchase vehicles

•  Supply chains and infrastructure, including current supply chain disruptions due to the shortage of semiconductor chips, and labour shortages in the automotive value chain

•  Energy supply disruptions or shortages that could result in unplanned production shutdowns of some of our, our sub-suppliers’ and customers’ manufacturing facilities

•  Free trade arrangements, trade disputes and tariffs

•  Availability and relative cost of skilled labour

•  Labour disruptions

•  Commodities prices

•  Relative currency values

•  Regulatory considerations, including environmental, emissions and safety standards

•  COVID-19, including due to mandatory lockdowns/stay-at-home orders which:

•  restrict production;

•  cause elevated employee absenteeism; and

•  lead to supply chain disruptions

Customer and Program Mix

•  OEM outsourcing strategy, as well as their supplier preferences and relationships

•  OEM decisions to allocate production inputs that are in limited supply, such as semiconductor chips, to certain programs and not others

•  Business relations between us and each of our OEM customers

•  Our ability to supply products from multiple production locations for global vehicle platforms

•  Our capital allocation decisions

•  Competitiveness of our products

•  Exclusivity of our products due to certain intellectual property rights

•  OEM consolidation and cooperation

Magna Content on Specific Programs or Platforms

•  OEM outsourcing strategy and supplier preferences

•  Our ability to supply products from multiple production locations for global vehicle platforms

•  Our capital allocation decisions

•  Technological, visual, haptic and other features/attributes of our products compared to competing products or the overall cost of such products to the end consumer

•  Pricing of our products relative to competing products

•  Perception/reputation for product quality, as well as timeliness of delivery

•  Our product engineering capabilities

•  Our ability to finance pre-production engineering costs

•  The scope of our authority relative to the OEM, regarding sourcing of sub-components or products which are incorporated into the systems which we supply

•  Consumer “take rates” for products we sell

•  Collaboration among our Operating Groups

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Growth Driver	Factors Potentially Impacting Growth Driver
Legislative/regulatory trends promoting sustainability and safety

•  Regulatory vigour in mandating higher fuel efficiency, lower carbon emissions and/or enhanced safety features

•  Rise in the number of national/subnational jurisdictions committing to, or accelerating existing commitments to, phase-out of the sale or registration of new Internal Combustion (ICE) engines over the medium- to long term, which could accelerate OEM development of non-ICE vehicles

Macroeconomic, Political and Other Trends

The global automotive industry is cyclical and, as noted above, vehicle production and/or sales may be affected by a broad range of macroeconomic, political and other factors. Some such factors which are currently affecting the industry are discussed below.

Macroeconomic, Political & Other Trends	Description	Potential Impact on Magna
Impact of global semiconductor chip shortage

•  Global shortage of semiconductor chips since 2020 has materially adversely affected global automotive production volumes

•  Shortage expected to continue impacting vehicle production volumes in 2022 and could worsen as a result of Russia’s invasion of Ukraine

•  OEMs actions in response to the shortage have included: unplanned shutdowns of production lines and/or plants; reductions in vehicle production plans; and changes to product mix

•  Lower sales

•  Operational inefficiencies due to production lines being “stopped/ restarted” unexpectedly based on OEM production priorities

•  Higher inventory levels

•  Increased costs, including premium freight costs and other unrecoverable costs

•  Pricing pressures from sub-suppliers negatively impacted by production inefficiencies, premium freight costs and/or other costs and surcharges

•  Challenges in retaining employees due to production volatility

•  Financial stress on supply base

Russian Invasion of Ukraine (2022)

•  Actions imposed on Russia by U.S., Canada, U.K., the European Union member states and other countries, including:

•  Imposition of sanctions targeting certain Russian leadership and other individuals

•  Restrictions on certain sectors of the Russian economy

•  Expulsion of some Russian banks from the SWIFT global banking system

•  Potential risks relating to Russian counter-sanctions or other measures, such as penalties on Russian domiciled companies and their management, as well as imposition of state management on such companies and/or expropriation of foreign companies’ assets in Russia

•  Lower sales for Magna manufacturing operations:

•  in Russia if OEM customers suspend Russia production or stop selling vehicles in Russia; and/or

•  elsewhere if OEM customers suspend production in manufacturing operations that rely on the supply of parts from Russia and/or Ukraine

•  Potential exacerbation of current risks, including:

•  disruption of vehicle production and supply chains;

•  worsening the current semiconductor chip shortage since Russia and Ukraine are critical suppliers of neon gas and palladium used in chip production;

•  higher energy prices, particularly oil and natural gas; and

•  constraints on the supply of aluminum, palladium or other commodity metals required in automotive production

•  Potential restructuring costs

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Macroeconomic, Political & Other Trends	Description	Potential Impact on Magna
Impact of COVID-19 pandemic

•  Emergence and spread of new, more highly-transmissible variants of the virus which could result in governmental regulation such as mandatory lockdowns/stay-at-home orders or other restrictions, as is currently the case in parts of China

•  Potential deterioration of economic conditions, resulting in lower consumer confidence which typically translates into lower vehicle sales and production levels

•  Continued disruptions to the ability to conduct business in ordinary course, including due to travel and in-person meeting restrictions

•  Potential reductions of our customers’ production including as a result of intermittent shutdowns of any of our customers’, suppliers’ or our own facilities

•  Potential for lower vehicle sales as a result of restrictions on consumers’ ability to purchase vehicles, and thus lower production volumes

•  Elevated levels of absenteeism or potential shortages of employees to staff our facilities, or the facilities of our customers or suppliers

•  Prolonged disruptions of critical materials or components

•  Potential for premium freight costs or increased costs arising from other supplier mitigation activities for products shipped from impacted areas

•  Potential for higher inventory levels in the event of customer and/or supplier shutdowns

•  Financial stress on supply base

•  Potential medium-to longer term societal changes that expand work-from- home practices and reduce consumer reliance on vehicles; and/or increased reluctance to use modes of public transport and/or shared mobility

Elevated Levels of Inflation	• Global markets currently experiencing increasing inflation • Inflationary pressures expected to continue in 2022

•  Higher (and potentially unrecoverable from customers) operating costs, including for: commodies; freight; energy and labour

•  Sub-supplier pricing pressures which may not be recoverable through continuous improvement, customer price increases or otherwise

Regional Energy Shortages/Disruptions

•  Energy shortages in certain regions due to economic recovery, weather events and the transition to renewable energy generation

•  An increase in costs for, and potential disruption in the supply of, natural gas supply as a result of Russia’s invasion of Ukraine

• Increased operating costs in certain regions • Potential unplanned production shutdowns of some of our, our sub- suppliers’ and/or customers’ facilities
Economic/political uncertainty

•  Deterioration of consumer confidence, including as a result of:

•  Impact of elevated levels of inflation

•  Direct/indirect impacts of Russia’s invasion of Ukraine, including: economic sanctions and other restrictive measures taken against Russia

•  Potential economic impact of rising long-term interest rates

•  Impact of COVID-19 on household income and employment levels may affect consumer confidence

•  Potential for lower vehicle sales, and thus lower production volumes

•  Planning and investment uncertainty

•  Increasing risk of pricing pressure from OEMs and increasing financial stress on supply base

•  Potential impact on our sales and profits

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Macroeconomic, Political & Other Trends	Description	Potential Impact on Magna
Accelerating focus on impact of climate change

•  Governmental authorities, customers, equity investors, lenders, rating agencies, employees and other stakeholders increasing scrutiny of companies’ impact on and resilience to climate change

•  Focus on energy reduction and transition to renewable / carbon neutral energy sources

•  Increasing expectations regarding disclosures of ESG metrics

•  Growth in investment demand for companies demonstrating sustainable strategy and operations

•  Heightened focus and concern on risk of supply chain disruptions from climate-related events, such as Texas ice storm in February 2021

•  Opportunities from product strategy aligned with sustainable goals

•  Potential energy reduction opportunities could reduce operating costs

•  Carbon neutrality strategies/ commitments could require increased capital spending and/or involve higher operating costs, including higher costs to purchase renewable energy and/or carbon offsets

•  Potential for increased / decreased demand for Magna’s Common Shares, based on market views as to sustainability of the company

•  Climate-related events can disrupt automotive supply chains, transportation routes and electricity grids

Localization of production	• Pressure on OEMs to localize production of vehicles in markets in which they are sold • Potential to reduce costs and mitigate risks associated with longer supply chains

•  Planning and investment uncertainty

•  May result in new opportunities for Magna in markets where we have available capacity or are well established

•  Could also result in duplication of capacity across markets

Industry Trends

The automotive industry is being defined by a number of global megatrends that have shaped our long-term strategy, including:

	Megatrend	Impact on Automotive
Society	Demographic Change & Individualism	Product design will be influenced by aging population and growing individualization.
Digital Transformation

Connectivity and digitization impact both product and process. New vehicle architectures that connect the subsystems along with software functionality creates additional value to products. Process is also impacted due to increased digitization, driven by increased requirements for productivity and quality.

	Health & Well-Being	ADAS and autonomy take rates will be driven both by consumer preferences as well as regulatory requirements tied to increased safety.
Mobility	Urbanization	Continued growth in urban population will lead to changes in mobility as a result of increased density and congestion with an increase in electric vehicle adoption and new transport modalities.
	New Mobility	Emerging new mobility eco-system offers a range of potential opportunities for new products and services.

Economy	Natural Resources, Energy & Environmental	Increased focus on the environment and climate change will drive growth rates for electrification.

These global megatrends and other factors are driving a number of industry trends, which are discussed below together with their potential impact on Magna.

Automotive Industry Trends	Description	Potential Impact on Magna
Continuing focus on reducing vehicle’s energy consumption and CO2 emissions

•  Sustainability considerations and regulatory action, resulting in push for more efficient, cleaner and smaller-displacement engines

•  Increasing trend toward electrified vehicles drives demand for solutions to help extend driving range from single battery charge

• Continuing opportunities to support OEM customers’ efforts through lightweighting, more efficient drivetrains, electrification and active aerodynamics

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Automotive Industry Trends	Description	Potential Impact on Magna
Accelerating demand for electric, hybrid vehicles and investment in vehicle electrification

•  Sustainability considerations and regulatory actions, including mandatory phase-outs of the sale or registration of new ICE vehicles in the future, driving increased emphasis on electrified powertrains

•  Increased interest in electrified solutions, especially in Europe and China

•  Growing proportion of SUVs and CUVs may facilitate increased electrification

•  Significant development and engineering costs for OEMs may drive increased outsourcing to suppliers and increased collaboration among OEMs

•  Opportunities to grow Magna content and sales in areas such as drivetrain products and battery enclosures

•  Strong level of investment required to grow or maintain market share

•  Pricing pressure on, and migration of value away from, traditional products in order for OEMs to accommodate cost of battery systems and electrified products

•  Quoting risk and technology risks, as well as lack of warranty experience with electrified products

•  Increased competition, including from new market entrants providing electrified solutions

•  Potential risk of OEMs in-sourcing a greater proportion of EV components and systems production

•  Potential long-term displacement of some mechanical products where there are alternative electrified solutions

Continued growth in demand for driver assistance/active safety systems, with longer- term potential for growth in autonomous driving capabilities	• Growth in demand for driver assistance features/active safety systems • Driven by tightening safety regulations and continued growth in demand for luxury segment vehicles

•  Opportunity to grow Magna content and sales, particularly in ADAS products

•  Continued expenditures for growth in ADAS required to develop Magna’s autonomous driving capabilities could impact short term financial performance

•  Quoting risk and technology risks, as well as lack of warranty experience with ADAS products

•  Potential challenges in attracting and retaining highly skilled engineering and software personnel

Disruption by new industry entrants offering “mobility as a service” (“MaaS”)

•  Growth of ride hailing and ride sharing services in urban areas

•  Potential substitute for personal mobility vehicles, particularly in congested urban centres

•  May result in lower production volumes of vehicles from traditional OEMs

•  Alternative revenue streams or new business opportunities for full-vehicle engineering and manufacturing, as well as additional service offerings

•  Potential loss of business with traditional OEMs, to the extent MaaS adversely impacts OEMs

•  Potential risks relating to conducting business with new Maas entrants that may have limited operating history, as well as financial, capital or other resources

•  Uncertainty with respect to volume of new Maas product offerings creates risks relating to recovery of engineering/capital investments

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Automotive Industry Trends	Description	Potential Impact on Magna
Emergence of Potentially Disruptive EV OEMs	• Accelerating trend towards vehicle electrification has led to the emergence of EV-focused OEMs, including in China

•  Potential for cooperative relationships and new business opportunities with new EV entrants

•  Potential risks relating to conducting business with emergent OEMs that may have limited: operating history, as well as financial, capital or other resources

•  Uncertainty regarding consumer acceptance of EVs, particularly those made by new OEMs

•  Uncertainty regarding which emergent OEMs will succeed in the long-term creates potential customer and/or partnership risk

•  Failure to grow with those emergent OEMs that achieve commercial success could impact our long-term strategy

Accelerating demand for connected vehicles

•  Pervasiveness of digitalization in consumer’s daily lives is driving growing demand to include connectivity features in vehicles

•  Personalization of end user functionality in vehicle experience increasingly attractive to consumers

•  Growth in vehicle architectures that connect subsystems and include software functionality

•  Opportunities to grow Magna high-value content, particularly given our systems capabilities

•  Potential for establishment of new business models, including software as a service

•  Potential challenges in attracting and retaining highly skilled engineers and software personnel

•  Potential product cybersecurity risks related to vehicles connected to external networks, which could impact consumer adoption of connectivity related products/systems

Significant R&D spending

•  Large-scale OEM and Tier 1 Supplier investments to comply with tightening emissions regulations

•  Significant spending by OEMs, new market entrants and Tier 1 Suppliers on vehicle autonomy systems and new mobility solutions

•  Significant development and engineering costs for OEMs may drive increased collaboration among OEMs

•  Pricing pressure on, and migration of value away from, traditional products in order for OEMs to accommodate cost of electrification, as well as active safety/ autonomous features

•  OEM inability to achieve planned sales volumes for electrified vehicles could impact suppliers’ ability to recover pre-production costs

•  Technical challenges to commercialize new technologies in ADAS

•  Intense competition from established and new market entrants

•  Risks related to establishing and maintaining intellectual property rights, including potential challenges to intellectual property ownership

Continuing elevated product warranty expectations and product recall levels

•  Over the last decade, OEMs have become more inclined to recall vehicles with potentially faulty products

•  Increased frequency and severity of recalls, together with other factors, have impacted coverage and pricing for recall insurance

•  Increased OEM pricing pressure, including pressure to assume incremental warranty costs

•  Increasing product recall claims and related product replacement cost risk, even where root cause not agreed with OEM

•  Higher self-insured retentions and, reduced coverage limits on recall insurance, as well as increased reluctance by certain sub- suppliers to absorb full cost of warranty/ recall relating to failure of their components, create greater net exposure

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Automotive Industry Trends	Description	Potential Impact on Magna
OEM cooperative alliances / consolidation	• Joint platform development and cost sharing • Joint purchasing	• Increased OEM pricing pressure • Increase in sales, where Magna has strong relationship with lead OEM • Decrease in sales, where Magna has weaker relationship with lead OEM
Long-term growth of Chinese OEMs and suppliers

•  Aided by China’s accelerated focus on vehicle electrification

•  Chinese OEMs may have low cost base which could provide advantage for expansion into global markets

•  Large number of Chinese OEMs and excess production capacity could result in consolidation

•  New business opportunities, including drivetrain, electronics and ADAS products, and full vehicle engineering and assembly

•  Potential loss of business with traditional OEMs, to the extent new OEMs adversely impact traditional OEMs

•  Potential for new partnerships and collaborations

Chinese policies aimed at growing high-value domestic development/production	• Chinese government plans to increase engineering, development and manufacturing of high-value, high-tech products in China

•  Increased localization of engineering, development and manufacturing

•  Uncertainty regarding whether Chinese domestic companies will be preferred over foreign-owned companies operating in China

•  Potential for increased export control restrictions in the U.S. and Western Europe relating to strategically important and/or technologically advanced products and technology

Emergence of new “best-cost” automotive markets	• New “best-cost” automotive markets (e.g. Morocco and Vietnam), which are close to larger established manufacturing markets (France/Spain and China, respectively)	• Potential new “best-cost” market for engineering talent • Increased level of investment in new markets required • Various risks of doing business in foreign markets

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Our Corporate Strategy

We have distilled the impacts of the global megatrends into four long-term strategic factors which we see defining the “Car of the Future” – electrification, autonomy, new mobility and connectivity. We believe we are well-positioned to capitalize on opportunities in each area:

We possess an enhanced e-Powertrain portfolio with a range of products that addresses the roadmap for the transition to Electric Vehicles and has allowed us to win new EV business.

We possess full ADAS capability and complete ADAS system expertise. We take a systems level approach in developing ADAS building blocks for OEM customers with a focus up to level 2+/3 ADAS capabilities.

We have expanded our collaboration ecosystem, continue to look at opportunities to leverage new business models, and are a key enabler of OEM customers and new entrants in the New Mobility space.

We possess software-enabled functionality in our electronic control unit-related products. This functionality helps optimize performance and efficiency in connected products, such as our connected powertrains, which can obtain route and other information through cloud connectivity to identify optimal routes to avoid traffic and increase fuel savings.

We have developed our corporate strategy to realize the opportunities from these trends. Key elements of such strategy include:

1. Increasing capital deployment toward high-growth areas aligned with the “ Car of the Future”

We are proactively managing our portfolio and evolving our product mix based on alignment with the Car of the Future. We seek to grow our business and capabilities in areas which are positively impacted by the global megatrends discussed earlier. Examples of such areas include powertrain electrification, ADAS systems and battery enclosures, as well as our contract vehicle manufacturing operations. As illustrated below, we believe that a substantial proportion of our product areas are not adversely impacted by the global megatrends, including our body, chassis, lighting, active aerodynamics, dual clutch transmissions, mirrors, mechatronics and seating products. The strong returns and cash flow from these product areas enable us to fund the R&D and capital investments required to realize the opportunities in high- growth products which are benefiting directly from the global megatrends.

Lastly, there are elements of our product portfolio which are negatively impacted by the global megatrends and are expected to be less directly relevant to the Car of the Future. Examples of such products include manual transmissions, mechanical AWD/4WD systems and fuel

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tank systems. Despite their declining long-term strategic importance, our assets and expertise associated with these products remain relevant to, and can be redeployed for, growing product areas aligned with the Car of the Future.

2. Driving Operational Excellence

We are committed to manufacturing excellence. We continue to elevate our approach to manufacturing by implementing “factory of the future” initiatives including: enhanced use of big data and analytics; advanced robotics; additive manufacturing; and augmented reality. The ultimate goal is to achieve greater profitability through further enhanced quality, production efficiency, reduction of floor space and improved return on investments. Critical elements of our approach to operational excellence include our World Class Manufacturing initiatives and MAFACT operating system, which are discussed in “Section 6 – Description of the Business – Manufacturing & Engineering” in this AIF. Additionally, our Sustainability strategy dovetails with our efforts around operational excellence, due to the focus on energy optimization and minimization of both water withdrawals, as well as waste streams to landfill. Details of our approach to Sustainability, including energy, water and waste reduction targets, can be found in our Sustainability Report, which is Appendix 1 to this AIF.

3. Unlocking New Business Models and Markets

The new mobility landscape, which is generally urban, electrified, autonomous and connected, is creating new business models and markets. We believe that our systems and complete vehicle knowledge, including elements of our portfolio such as electric vehicle ADAS platforms, provide us with an advantage in pursuing such opportunities. In addition, our ability to use capital efficiently, launch programs reliably and help speed products to market, makes Magna a key enabler of new entrants, as demonstrated by our arrangements with Fisker.

We had a number of strategic highlights in 2021:

Electrification — we continue to advance our position in electrification in order to capitalize on the global shift towards vehicle electrification, including:

•	completing our joint venture transaction with LG Electronics to manufacture e-motors, inverters, on-board chargers, and, for some customers, complete e-drive systems;

•	winning two additional integrated e-drive programs, including both primary and secondary drive systems;

•	being awarded a new program from Daimler for a family of dual-clutch transmissions, including both traditional and hybrid variants; and

•	launching the company’s first battery enclosures business for General Motors on a new electric vehicle model.

New OEMs — the global shift to electrification has fostered the emergence of a number of new, EV-focused OEMs. We continue to pursue opportunities and grow its business with such OEMs. Significant 2021 achievements include:

•	the launch of the Arcfox α-S, through the company’s complete vehicle manufacturing joint venture operation with BJEV; and

•	signing a long-term manufacturing agreement for the production of the Fisker Ocean SUV at the company’s assembly facility in Graz, Austria, with manufacturing scheduled to begin in November of 2022;

Advanced Driver Assistance Systems (“ADAS”) — Magna continues to progress with development of its advanced driver assistance systems business, as evidenced by:

•	the award of a new program for advanced front cameras from a European-based global OEM;

•	the addition of more than 120 employees from Optimus Ride, to enhance Magna’s capabilities in ADAS; and

•	the award of an industry-first integrated driver and occupant monitoring system with a German-based automaker.

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5. Risk Factors

The industry in which we compete and the business we conduct are subject to a number of risks and uncertainties. Our short and medium-term operational success, as well as our ability to create long-term value through our corporate strategy, are subject to a number of risks and uncertainties. These risks and uncertainties, together with a number of assumptions, underlie the forward-looking statements made in this AIF. In order to fully understand these risks, uncertainties and assumptions, you should carefully consider the following risk factors in addition to other information included in this AIF:

Risks Related to the Automotive Industry

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Economic Cyclicality: The global automotive industry is cyclical, with the potential for regional differences in timing of expansion and contraction of economic cycles. A worsening of economic, political, or other conditions in North America, Europe or China, including as a result of the COVID-19 pandemic, increasing inflation (particularly fuel and energy prices), rising interest rates, and/or military conflict such as the Russian invasion of Ukraine, may result in lower consumer confidence, which typically translates into lower vehicle sales and production levels. A significant decline in vehicle production volumes from current levels could have a material adverse effect on our profitability and financial condition.

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Regional Volumes Declines: North America, Europe and China are key automotive producing regions for us, and our operating results are primarily dependent on car and light truck production by our customers in these regions. A significant or sustained decline in vehicle production volumes in any or all of these geographic regions could have a material adverse effect on our operations, sales and profitability.

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Intense Competition: The automotive supply industry is highly competitive and becoming more so. Some of our competitors have higher or more rapidly growing market share than we do in certain product or geographic markets. Additionally, a number of established electronics and semiconductor companies have entered or expanded their presence in the automotive industry, while disruptive technology innovators have been introducing novel product and service solutions which traditional automotive suppliers may not be able to match. Failure to successfully compete with existing or new competitors, including failure to grow our electronics or EV content at or above the rate of growth of vehicle production, could affect our ability to fully implement our corporate strategy.

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Trade Agreements: The global growth of the automotive industry has been aided by the free movement of goods, services, people and capital through bilateral and regional trade agreements, particularly in North America and Europe. Introduction of measures which impede free trade could have a material adverse effect on our operations and profitability.

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Trade Disputes/Tariffs: International trade disputes could, among other things, reduce demand for and production of vehicles, disrupt global supply chains, distort commodity pricing, impair the ability of automotive suppliers and vehicle manufacturers to make efficient long-term investment decisions, create volatility in relative foreign exchange rates, and contribute to stock market volatility. The imposition of sanctions, tariffs and/or escalation of trade disputes which interfere with automotive supply chains could have an adverse effect on our operations and profitability.

Customer and Supplier Related Risks

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Customer Concentration: Although we supply parts to all of the leading OEMs, a significant majority of our sales are to six customers: BMW, Daimler, General Motors, Stellantis, Ford and Volkswagen. In light of the amount of business we currently have with these six customers, our opportunities for incremental growth with them may be limited. While we continue to diversify our business, including to derive increased revenue from emergent EV-focused OEMs and through new business models, there is no assurance we will be successful. Shifts in market share away from our top customers could have a material adverse effect on our profitability.

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Growth with Asian OEMs: The amount of business we have with Japanese, Korean and Chinese-based OEMs generally lags with that of our six largest customers, due in part to the existing relationships between such Asian OEMs and their preferred suppliers. Our inability to significantly grow our business with Asian-based OEMs could have an adverse effect on our profitability.

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Emergence of Potentially Disruptive EV OEMs: With the accelerating trend toward vehicle electrification, a number of potentially disruptive, EV-focused OEMs have emerged, particularly in China. It is too early to predict which of these emergent EV-focused OEMs will succeed in the long-term, whether independently or through cooperative relationships with each other or with any of our traditional OEM customers. Vehicle electrification is an important component of our strategy, including through product areas such as electric drive systems and battery enclosures, as well as services such as complete vehicle engineering and contract vehicle manufacturing. While we are developing business relationships with some of the emergent EV-focused OEMs, we do not have relations with all, nor are such relationships as well established as those with our traditional customers. The failure to sufficiently grow our sales to emergent OEMs which achieve significant commercial success could adversely impact our long-term strategy. At the same time, conducting business with recently established OEMs poses risks and challenges, including due to their limited operating history and/or financial, capital or other resources, which may elevate counterparty risk. Additionally, there is uncertainty regarding consumer/market acceptance of the vehicles of such new OEMs. It remains too early to determine whether our commercial experience with such emergent EV-focused OEMs will be similar to our experience with established OEMs.

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Customer Consolidation and Cooperation: There have been a number of examples of OEM consolidation in recent years, including the 2021 merger of PSA and FCA to form Stellantis. Additionally, competing OEMs are increasingly cooperating and collaborating in different ways to save costs, including through joint purchasing activities, platform sharing, powertrain sharing, joint R&D and regional joint ventures. While OEM consolidation and cooperation may present opportunities, they also present a risk that we could lose future business or experience even greater pricing pressure on certain production programs, either of which could have an adverse effect on our profitability.

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Market Shifts: While we supply parts for a wide variety of vehicles produced globally, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market shares away from vehicles on which we have significant content, as well as vehicle segments in which our sales may be more heavily concentrated, could have a material adverse effect on our profitability.

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Consumer Take Rate Shifts: Shifts in consumer preferences may impact “take rates” for certain types of products we sell. Examples of such products include: manual and dual-clutch transmissions; all-wheel drive systems; power liftgates; active aerodynamics systems; advanced driver assistance systems; and complete vehicles with certain option packages or option choices. Where shifts in consumer preferences result in higher “take rates” for products that we do not sell or for products we sell at a lower margin, our profitability may be adversely affected.

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Dependence on Outsourcing: We depend on outsourcing by OEMs. A reduction in outsourcing by OEMs or the loss of any material production or assembly programs combined with the failure to secure alternative programs with sufficient volumes and margins, could have a material adverse effect on our profitability.

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Quarterly Sales Fluctuations: Our business is generally not seasonal, but our sales and profits are closely related to our automotive customers’ vehicle production schedules. Our largest customers typically shut down vehicle production for brief periods which fall during our third and fourth fiscal quarters. These scheduled shutdowns of our customers’ production facilities could cause our sales and profitability to fluctuate when comparing fiscal quarters within any given year.

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Customer Purchase Orders: Contracts from our customers consist of blanket purchase orders which generally provide for the supply of a customer’s annual requirements rather than a specific quantity of products, and can be terminated by a customer at any time. If a purchase order is terminated, we may have various pre-production, tooling, engineering and other costs which we may not recover from our customer and which could have an adverse effect on our profitability.

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Supply Base Condition: We rely on a number of suppliers to supply us with a wide range of components required in connection with our business. The financial health of automotive suppliers is impacted by a number of factors, including economic conditions and production volumes. A significant worsening of economic conditions or reduction in production volumes, including as a result of the COVID-19 pandemic, the semiconductor chip shortage, inflationary pressures or otherwise, could deteriorate the financial condition of our supply base, which could lead to, among other things: increased credit risk for us; disruptions in the supply of critical components to us or our customers; and/or temporary shut-downs of one of our production lines or the production lines of one of our customers; all of which could have a material adverse effect on our profitability.

Manufacturing/Operational Risks

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Russian Invasion of Ukraine: In response to Russia’s invasion of Ukraine, a number of countries, including the U.S, Canada, U.K., and European Union member states, have taken actions against Russia, such as: imposition of sanctions targeting certain Russian leadership and other individuals; restrictions on certain sectors of the Russian economy; expulsion of some Russian banks from the SWIFT global banking payment system; and other measures, with further restrictions likely as the conflict continues. Magna currently has 6 manufacturing facilities in Russia primarily supplying VW and Hyundai, with 2021 sales of approximately $370 million. To the extent that VW, Hyundai and/or our other OEM customers in Russia suspend Russian production, and/or to the extent any of our OEM customers suspend production elsewhere or cease selling vehicles in the Russian market, Magna’s sales would be adversely affected. Additionally, the conflict and restrictive measures against Russia could exacerbate a number of risks described elsewhere in these Risk Factors, including: disruption of vehicle production and supply chains; worsening the current semiconductor chip shortage since Russia and Ukraine are critical suppliers of neon gas and palladium used in chip production; exacerbating energy shortages or driving energy prices higher, particularly oil and natural gas; constraining the supply of aluminum, palladium or other commodity metals required in automotive production; increasing cybersecurity threats. Additional risks may arise from retaliatory measures introduced by the Russian Federation in response to sanctions, including imposition of penalties on Russian domiciled companies and their management, as well as imposition of state management on such companies and/or expropriation of foreign companies’ assets in Russia.

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Semiconductor Chip Shortages and Price Increases: The global shortage of semiconductor chips had a material adverse effect on global automotive production volumes in 2021, is expected to continue impacting volumes in 2022 and could worsen as a result of Russia’s invasion of Ukraine. In response to the semiconductor chip shortage, OEMs continue to take actions such as: unplanned shutdowns of production lines and/or plants; reductions in their vehicle production plans; and changes to their product mix. Such OEM responses can result in a number of direct and indirect consequences for Tier 1 suppliers like us, including: lower sales; significant production inefficiencies due to production lines being stopped/restarted unexpectedly based on OEMs’ production priorities; higher

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inventory levels; premium freight costs to expedite shipments; other unrecoverable costs; and increased challenges in retaining employees through production disruptions. The current shortage of semiconductor chips has also resulted in elevated prices for this critical automotive component. Tier 1 suppliers may face price increases from sub-suppliers that have been negatively impacted by production inefficiencies, premium freight costs and/or other costs and surcharges related to the semiconductor chip shortage. It remains unclear when supply and demand for automotive semiconductor chips will fully rebalance. A worsening or prolongation of the semiconductor chip shortage could have a material adverse effect on our operations, sales and profitability.

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COVID-19: The development and spread of highly-transmissible COVID-19 variants such as the “Omicron” variant creates continued risk of further disruptions to the automotive industry, including through further mandatory lockowns/stay-at-home orders or other restrictions, as is currently the case in parts of China. These orders may: restrict consumers’ ability to purchase vehicles; restrict production; cause elevated employee absenteeism; result in us incurring significant unrecoverable costs; and lead to supply chain disruptions. Over the medium-to long term, the pandemic may result in societal changes that impact the automotive industry, positively or negatively, including as a result of: expanded work-from-home practices that reduce consumers’ reliance on vehicles; and/or increased reluctance by people to utilize modes of public transit and/or shared mobility. Prolonged production shutdowns and/or restrictions on consumers’ ability to purchase vehicles due to COVID-19 lockdowns in the short-term, or long-term changes in consumers’ vehicle purchasing behaviour, could have a material adverse effect on our operations, sales and profitability.

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Supply Disruptions: Events which prevent us from supplying products to our customers could result in a range of potential adverse consequences, including: material price increases; elevated, unrecoverable costs such as those for premium freight or re-sourcing of supply; penalties or business interruption claims by our customers; loss of future business; and reputational damage. In addition to the global semiconductor chip shortage, OEMs and Tier 1 automotive suppliers could also experience supply disruptions or constraints on other critical manufacturing inputs, such as steel and/or aluminum. The impacts of prolonged supply disruptions or constraints could have a material adverse effect on our operations and profitability.

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Regional Energy Shortages: Parts of the world are experiencing energy shortages which appear to be related to a resurgence in demand due to economic recovery, regulatory restrictions, weather events and challenges related to the transition to renewable energy generation. Prices for energy inputs critical to manufacturing, such as natural gas and electricity, rose dramatically in parts of Europe and Asia in 2021 and may continue to increase in these or other markets. Russia’s invasion of Ukraine could disrupt natural gas supplies from Russia to Europe and/or cause elevated prices to rise further. Prolonged energy disruptions and/or significant energy price increases could have an adverse effect on our operations and profitability.

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Product Launch: The launch of production is a complex process, the success of which depends on a wide range of factors, including: the timing and frequency of design changes by our customers relative to start of production; production readiness of our and our customers’ and suppliers’ manufacturing facilities; robustness of manufacturing processes; launch volumes; quality and production readiness of tooling and equipment; employees; and initial product quality. Our failure to successfully launch material new or takeover business could have a material adverse effect on our profitability and reputation.

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Operational Underperformance: From time to time, we may have operating divisions which are not performing at expected levels of profitability. The size and complexity of automotive manufacturing operations often makes it difficult to achieve a quick turnaround of underperforming divisions. Significant underperformance in our operating divisions could have a material adverse effect on our profitability and operations.

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Restructuring Costs: We may sell some product lines and/or downsize, close or sell some of our operating divisions. By taking such actions, we may incur restructuring, downsizing and/or other significant non-recurring costs. These costs may be higher in some countries than others and could have a material adverse effect on our profitability.

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Impairments: We have recorded significant impairment charges related to equity interests in joint ventures, goodwill and long-lived assets in the past and may do so again in the future. The early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract could be indicators of impairment, as may the technological obsolescence of any of our products or production assets or volumes that are lower than previously expected. In conducting our impairment analysis, we make forward-looking assumptions regarding: the impact of turnaround plans on underperforming operations; new business opportunities; program price and cost assumptions on current and future business; the timing and success of new program launches; and forecast production volumes. To the extent such forward-looking assumptions are not met, any resulting impairment loss could have a material adverse effect on our profitability.

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Labour Disruptions: Some of our manufacturing facilities are unionized, as are many manufacturing facilities of our customers and suppliers. While unionized facilities are subject to the risk of labour disruptions from time to time, we cannot predict whether or when any labour disruption may arise, or how long such a disruption could last. A significant labour disruption could lead to a lengthy shutdown of our or our customers’ and/or our suppliers’ production lines, which could have a material adverse effect on our operations and profitability.

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Climate Change Risks: Extreme weather events such as floods and windstorms and other natural disasters such as earthquakes caused by climate could cause catastrophic destruction to some of our or our sub-suppliers’ facilities, which could in turn disrupt our production and/or prevent us from supplying products to our customers. Shortages of seating foam and resin due to the February 2021 Texas ice storm are recent examples of the impact of an extreme weather event. While we conduct risk assessments of our facilities and have implemented mitigation strategies to address, where practical, physical risks related to extreme weather events or natural disasters,

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the frequency and severity of any such event can vary by region and cannot be predicted. A catastrophic destruction of our or our sub-supplier facilities could have a material adverse effect on our operations and profitability.

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Skilled Labour Attraction/Retention: Our business is based on successfully attracting, training and developing employees at all levels of the company from “shop-floor” to Executive Management. The markets for highly skilled workers, as well as talented professionals and leaders in our industry are extremely competitive, particularly in the major global automotive and technology centres in which many of our operations are located. The inability to meet our needs for skilled workers and talented professionals and leaders, whether through recruitment or internal training and development activities could impact our ability to profitably conduct business and/or effectively implement our strategy.

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Leadership Succession: Effective succession planning programs and practices are a critical element of our overall talent management strategy. We experienced a significant number of planned retirements in the last few years, and may experience similar waves in future years. We maintain a leadership development and succession program that has facilitated seamless leadership transitions to date. However, the failure to ensure effective knowledge transfers and seamless leadership transitions involving key professionals and leaders could also impact our ability to profitably conduct business and/or effectively implement our strategy.

IT Security/Cybersecurity Risks

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IT/Cybersecurity Breach: Although we have established and continue to enhance security controls intended to protect our IT systems and infrastructure, there is no guarantee that such security measures will be effective in preventing unauthorized physical access or cyber-attacks. A significant breach of our IT systems could: result in theft of funds; cause disruptions in our manufacturing operations; lead to the loss, destruction or inappropriate use of sensitive data; or result in theft of our, our customers’ or our suppliers’ intellectual property or confidential information. The occurrence of any of the foregoing could adversely affect our operations and/or reputation, and could lead to claims against us that could have a material adverse effect on our profitability.

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Product Cybersecurity: The risk of vehicle cyber attacks has risen with the proliferation of technology designed to connect vehicles to external networks. Although vehicle and systems-level cybersecurity controls and protections are typically managed and/or specified by our OEM customers, we cannot provide assurance that such controls and protections will be effective in preventing cyber intrusion through one of our products. Furthermore, an OEM customer may still seek to hold us financially responsible, even where the OEM specified the cybersecurity controls and protections. Any such cyber intrusion could cause reputational damage and lead to claims against us that have an adverse effect on our profitability.

Pricing/Cost Risks

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Inflationary Pressures: Global economies are currently experiencing elevated inflation which could curtail levels of economic activity, including in our primary production markets. During 2021, we experienced higher commodity, freight and energy costs, as well as wage pressures related to labour shortages in some markets. Inflationary pressures are expected to continue in 2022 and would be exacerbated by shortages or disruptions to inputs required for automotive production, including semiconductor chips, steel and aluminum. Tier 1 Suppliers may also experience price increases or surcharges from sub-suppliers in connection with the inflationary pressures they face. The inability to offset inflationary price increases through continuous improvement actions, price increases to our customers or modifications to our own products or otherwise, could have an adverse effect on our profitability.

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Quote/Pricing Assumptions: The time between award of new production business and start of production typically ranges between two and four years. Since product pricing is typically determined at the time of award, we are subject to significant pricing risk due to changes in input costs and quote assumptions between the time of award and start of production. This risk is elevated in a rising inflation environment, as is currently the case globally. The inability to quote effectively, or the occurrence of a material change in input cost or other quote assumptions between program award and production, could have an adverse effect on our profitability.

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Customer Pricing Pressure/Contractual Arrangements: We face ongoing pricing pressure from OEMs, including through: quoting pre-requirements; long-term supply agreements with mutually agreed price reductions over the life of the agreement; non-contractual annual price concession demands; pressure to absorb costs related to product design, engineering and tooling, and/or amortize such costs through the piece price for the product; pressure to assume incremental warranty costs; and OEM refusal to fully offset inflationary price increases. OEMs possess significant leverage over their suppliers due to their purchasing power and the highly competitive nature of the automotive supply industry. As a result of the broad portfolio of parts we supply to our six largest OEM customers, such customers may be able to exert greater leverage over us as compared to our competitors. We attempt to offset price concessions and costs in a number of ways, including through negotiations with our customers, improved operating efficiencies and cost reduction efforts. Our inability to fully offset price concessions, absorb design, engineering and tooling costs, and/or fully recover such costs over the life of production, could have a material adverse effect on our profitability. Moreover, while we attempt to negotiate contractual terms with our suppliers that align with the contractual terms between us and our OEM customers, we may not always be successful in doing so. Any such gaps between our customer and supplier contract terms could, in certain circumstances, have an adverse effect on our profitability.

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Commodity Price Volatility: Prices for certain key raw materials and commodities used in our parts, including steel, aluminum and resin, can be volatile. To the extent we are unable to offset commodity price increases by: passing such increases to our customers,

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engineering products with reduced commodity content, implementing hedging strategies, or otherwise, such additional commodity costs could have an adverse effect on our profitability.

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Scrap Steel/Aluminum Price Volatility: Some of our manufacturing facilities generate a significant amount of scrap steel or scrap aluminum in their manufacturing processes, but recover some of the value through the sale of such scrap. Scrap steel and scrap aluminum prices can also be volatile and don’t necessarily move in the same direction as steel or aluminum prices. Declines in scrap steel/aluminum prices from time to time could have an adverse effect on our profitability.

Warranty/Recall Risks

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Repair/Replacement Costs: We are responsible for repair and replacement costs of defective products we supply to our customers. Certain of our products, such as transmissions, typically have a higher unit and labour service cost in the event of replacement. Other products, such as side door latches, are supplied in multiples of two or four for a single vehicle, which could result in significant cost in the event all need to be replaced. Our OEM customers and/or government regulators have the ability to initiate recalls of safety products, which will also place us at risk for the administrative costs of the recall, even in situations where we dispute the need for a recall or the responsibility for any alleged defect. An increase in the number of repair/replacement claims could lead to higher self-insured retentions and reduced insurance coverage limits. The obligation to repair or replace defective products could have a material adverse effect on our operations and profitability. To the extent such obligation arises as a result of a product recall, we may face reputational damage, and the combination of administrative and product replacement costs could have a material adverse effect on our profitability.

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Warranty Provisions: In certain circumstances, we are at risk for warranty, product liability and recall costs, and are currently experiencing increased customer pressure to assume greater warranty responsibility. Certain customers seek to impose partial responsibility for warranty costs where the underlying root cause of a product or system failure cannot be determined. Warranty provisions for our products are based on our best estimate of the amounts necessary to settle existing or probable claims related to product defects. In addition, warranty provisions for our powertrain systems, electronics and complete vehicle programs are also established on the basis of our or our customers’ warranty experience with the applicable type of product and, in some cases, the terms in the applicable customer agreements. Actual warranty experience which results in costs that exceed our warranty provisions, could have a material adverse effect on our profitability.

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Product Liability: We cannot guarantee that the design, engineering, testing, validation and manufacturing measures we employ to ensure high-quality products will be completely effective, particularly as electronic content and product complexity increases. In the event that our products fail to perform as expected and such failure results in, or is alleged to result in, bodily injury and/or property damage or other losses, product liability claims may be brought against us. The defense of product liability claims, particularly class action claims in North America, may be costly and judgements against us could impair our reputation and have a material adverse effect on our profitability.

Acquisition Risks

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Acquisition of Strategic Targets: We intend to continue to pursue acquisitions in those product areas which we have identified as key to our long-term corporate strategy. However, as a result of intense competition in these strategic areas, we may not be able to acquire the targets which we need to achieve our strategic objectives.

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Inherent Merger and Acquisition Risks: Acquisitions are subject to a range of inherent risks, including the assumption of incremental regulatory/compliance, pricing, supply chain, commodities, labour relations, litigation, environmental, pensions, warranty, recall, IT, tax or other risks. While the conduct of due diligence on an acquisition target is intended to mitigate such risks, these efforts may not always prove to be sufficient in identifying all risks and liabilities related to the acquisition, including as a result of: limited access to information; time constraints for conducting due diligence; inability to access target company facilities and/or personnel; or other limitations in the due diligence process. Additionally, we may identify risks and liabilities that we are not able to sufficiently mitigate through appropriate contractual or other protections. The realization of any such risks could have a material adverse effect on our profitability.

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Acquisition Integration and Synergies: We may not be able to successfully integrate or achieve anticipated synergies from those acquisitions which we do complete and/or such acquisitions may be dilutive in the short to medium term. Either of these outcomes could have a material adverse effect on our profitability.

Other Business Risks

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Joint Ventures: We conduct certain of our operations through joint ventures under contractual arrangements under which we share management responsibilities with one or more partners. Joint venture operations carry a range of risks, including those relating to: failure of our joint venture partner(s) to satisfy contractual obligations; potential conflicts between us and our joint venture partner(s); strategic objectives of joint venture partners that may differ from our own; potential delays in decision-making; a limited ability to implement some or all of our policies, practices and controls, or to control legal and regulatory compliance, within the joint venture(s); and other risks inherent to non-wholly-owned operations. The likelihood of such occurrences and their potential effect on us vary depending on the joint venture arrangement, however, the occurrence of any such risks could have an adverse effect on our operations, profitability and reputation.

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Technology and Innovation: While we continue to invest in technology and innovation which we believe will be critical to our long-term growth, the automotive industry is experiencing rapid technological change and significant disruption. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products and/or manufacturing processes on a timely basis will be a significant factor in our ability to remain competitive. If we are unsuccessful or are less successful than our competitors in consistently developing innovative products and/or processes, we may be placed at a competitive disadvantage and may not be able to recover some or all of our investments and costs, which could have a material adverse effect on our profitability and financial condition and ability to fully implement our corporate strategy.

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Intellectual Property: We own intellectual property that is important to our business and product portfolio. Our intellectual property is an important factor in protecting our innovation activities and maintaining our competitive advantage. From time to time, our intellectual property rights may be challenged, including through the assertion of intellectual property infringement claims which could result in us: being prevented from selling certain products; having to license the infringed product/technology; and/or incurring monetary damages. The foregoing consequences could have an adverse effect on our sales, profitability and ability to fully implement our corporate strategy.

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Investments in Technology Companies: In addition to our development activities, we have invested in various technology companies and funds that invest in such companies. Such investments are an important element of our long-term strategy and we may make further investments in such companies. Investing in such companies involves a high degree of risk, including the potential loss of some or all of our investment value. There is currently no public market for the shares or units of some of these investments and, as a result, we may be unable to monetize such investments in the future. Investments in companies or funds which are currently or subsequently become publicly traded are marked-to-market quarterly, which may result in us recording unrealized gains or losses in any given quarter. The realization of any of the foregoing investment-related risks could have an adverse effect on our profitability and financial condition.

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Evolving Business Risk Profile: The risk profile of our business continues to evolve with the increasing importance to us of product areas such as electrified powertrains, ADAS and electronics, as well as future mobility business models. As our business evolves, we may face new or heightened risks, including: forecasting and planning risks related to penetration rates of EVs, as well as take-rates for ADAS systems or features offered to consumers as optional items; reduction in demand for certain products which are unique to internal combustion engine vehicles; challenges in quoting for profitable returns on products with leading-edge technologies for which we may not have significant quoting experience; rigorous testing and validation requirements from OEM customers for complex new products; increased warranty and recall risks on new products and leading-edge technologies; increased product liability risks; heightened risk of technological obsolescence of some of our products, processes and/or assets; and difficulties in attracting or retaining employees with critical skills in high-demand areas. Realization of one or more such risks could have a material adverse effect on our operations, profitability or financial condition.

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Risks of Doing Business in Foreign Markets: The establishment of manufacturing operations in new markets carries a number of potential risks, including those relating to: political, civil and economic instability and uncertainty; military conflict; corruption risks; high inflation and our ability to recover inflation-related cost increases; trade, customs and tax risks; potential sanctions and export control risk; expropriation risks; currency exchange rates; currency controls; limitations on the repatriation of funds; insufficient infrastructure; competition to attract and retain qualified employees; and other risks associated with conducting business internationally. Expansion of our business in non-traditional markets is an element of our long-term strategy and, as a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, however, the occurrence of any such risks could have an adverse effect on our operations, profitability and financial condition.

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Relative Foreign Exchange Rates: Our profitability is affected by movements of our U.S. dollar reporting currency against the Canadian dollar, the euro, the Chinese renminbi and other currencies in which we generate revenues and incur expenses. Significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or Chinese renminbi, could have an adverse effect on our profitability and financial condition and any sustained change in such relative currency values could adversely impact our competitiveness in certain geographic regions.

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Pension Risks: Some of our current and former employees in Canada, the United States and Germany participate in defined benefit pension plans. Although such plans in North America have been closed to new participants, existing participants in Canada continue to accrue benefits. Our defined benefit pension plans in Germany are not funded and plans in Canada and the United States may not be fully funded. Our pension funding obligations in North America could increase significantly due to a reduction in plan funding status caused by a variety of factors, including: weak performance of capital markets; declining interest rates; failure to achieve sufficient investment returns; investment risks inherent in the investment portfolios of the plans; and other factors. A significant increase in our pension funding obligations could have an adverse effect on our profitability and financial condition.

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Tax Risks: At any given time, we may face tax exposures arising out of changes in tax or transfer pricing laws, tax reassessments or otherwise. To the extent we cannot implement measures to offset these exposures, they may have an adverse effect on our profitability. We have incurred losses in some countries which we may not be able to fully or partially offset against income we have earned in those countries. In some cases, we may not be able to utilize these losses at all if we cannot generate profits in those countries and/or if we have ceased conducting business in those countries altogether. Our inability to utilize tax losses could adversely affect our profitability.

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Financial Flexibility: The occurrence of an economic shock not contemplated in our business plan, a rapid deterioration of conditions or a prolonged recession could result in the depletion of our cash resources, which could have a material adverse effect on our operations and financial condition.

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Returns on Capital Investments: In recent years, we have invested significant amounts of money in our business through capital expenditures to support new facilities, expansion of existing facilities, purchases of production equipment and acquisitions. Returns achieved on such investments in the past are not necessarily indicative of the returns we may achieve on future investments and our inability to achieve returns on future investments which equal or exceed returns on past investments could have a material adverse effect on our level of profitability.

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Credit Ratings Changes: There is no assurance that any credit rating currently assigned to us will remain in effect for any period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future. A downgrade in the credit ratings assigned to us by one or more agencies could increase our cost of borrowing or impact our ability to negotiate loans, which could have an adverse effect on our profitability, financial condition and the trading price of our Common Shares.

•	Stock Price Fluctuation: Trading prices of our Common Shares cannot be predicted and may fluctuate significantly due to a variety of factors, many of which are outside our control.

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Dividends: Our Board may in certain circumstances determine that it is in the best interests of the company to reduce or suspend our dividend. In such event, the trading price of our Common Shares may be materially affected.

Legal, Regulatory and Other Risks

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Antitrust Proceedings: The automotive industry has in recent years been the subject of increased government enforcement of antitrust and competition laws. Where wrongful conduct is found, the relevant antitrust authority can, depending on the jurisdiction, initiate administrative or criminal legal proceedings and impose administrative or criminal fines, penalties or restitution payments. OEMs, car dealers and consumers may also be able to claim against antitrust violators through civil lawsuits. The company’s policy is to comply with all applicable laws, including antitrust and competition laws, and has implemented a robust compliance training program to mitigate against the risk of an antitrust violation. However, in the event of an antitrust violation, Magna could suffer reputational damage and be subject to criminal or administrative fines or penalties, restitution settlements, or civil damages that could have a material adverse effect on Magna’s profitability.

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Legal and Regulatory Proceedings: From time to time, we may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. Depending on the nature or duration of any potential proceedings or claims, we may incur substantial costs and expenses, be required to devote significant management time and resources to the matters, and suffer reputational damage as a result of regulatory proceedings. On an ongoing basis, we attempt to assess the likelihood of any adverse judgements or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our consolidated financial statements and/or our MD&A, we do not believe that any of the proceedings or claims to which we are currently a party will have a material adverse effect on our profitability; however, we cannot provide any assurance to this effect.

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Changes in Laws: A significant change in the current regulatory environment in our principal markets, including changes in tax laws, laws related to the COVID-19 pandemic, laws related to vehicle emissions, and other laws which impose additional costs on automotive manufacturers or consumers, could have an adverse effect on our profitability.

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Environmental Compliance: While we regularly attempt to estimate environmental clean-up liabilities, such an exercise is complex. In addition, environmental laws and regulations are complex, change frequently and have tended to become more stringent and expensive over time. In certain circumstances, we could be named as a Potentially Responsible Party (“PRP”) with respect to a contaminated site. Costs associated with being a PRP could be material depending on site conditions and the number of participating PRPs. As a result, we may incur material costs or liabilities significantly in excess of amounts we have reserved, which could have an adverse effect on our operations, profitability, financial condition or reputation.

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6.	Description of the Business

Geographic Markets & Customers

Major Customers

While we supply products and services to a large number of customers worldwide, sales to our six largest customers represented the following proportions of our consolidated sales in 2021 and 2020:

			Proportion of Magna Sales
Magna Sales Ranking	OEM Ranking(1)	Customer	(2021)	(2020)
1	12	BMW	16%	15%
2	10	Daimler	14%	14%
3	5	General Motors	13%	15%
4	8	Stellantis	13%	12%
5	7	Ford	12%	12%
6	2	Volkswagen	10%	11%
		Other	22%	21%
		TOTAL	100%	100%

(1)	Based on 2021 global light vehicle production.

Customer Management Offices

We have a globally-structured sales, engineering and marketing team spread across multiple global locations where our customers maintain engineering, commercial and/or manufacturing facilities. The various internal operating divisions and subsidiaries of the automobile manufacturers normally initiate many of their own purchasing decisions. As a result, an automobile manufacturer may effectively constitute multiple customers.

Purchase Orders

Our sales are generated through customer requests to quote on particular products, as well as the tools and dies required to produce parts. Purchase orders for our products are typically for one or more models, and typically extend over the life of each model, which is generally four to seven years. However, purchase orders issued by our automobile manufacturer customers typically do not require them to purchase any minimum number of our products. Releases under such purchase orders, which authorize us to supply specific quantities of products, are issued for planning, raw material and production purposes, which is typically over a one to four month period in advance of anticipated delivery dates. The actual number of products that we supply under purchase orders in any given year is dependent upon the number of vehicles produced by the automobile manufacturers of the specific models in which those products are incorporated.

It has been our experience that once we receive purchase orders for products for a particular vehicle model or program, we will usually continue to supply those products until the end of that model or program, although most of our customers’ purchase orders allow them to terminate the purchase order for convenience. In addition, as part of our purchase contracts, we are generally required to supply service parts for up to 15 years after the end of production of any model, provided that we are the contracted supplier at the time production ceases. Automobile manufacturers could cease sourcing their production requirements from us for a number of reasons, including if we refuse to accept demands for price reductions or other concessions and if the vehicle is not meeting their sales targets. Should the latter occur, we are still required to provide service parts for up to 15 years, although we may be able to negotiate that this be supplied as a one-time up front purchase.

Manufacturing & Engineering

World Class Manufacturing

As part of our strategy of maintaining Operational Excellence, our goal is to be recognized as a leader in next generation “World Class Manufacturing”. Our global operating units strive toward this goal which aims to achieve “best in class” performance in all areas of manufacturing. In order to drive continuous improvement, we monitor our progress in achieving World Class Manufacturing by using an assessment process that is similar to the method used by our customers in their own plants and to evaluate their suppliers. Our assessment process, known as the Magna Factory Concept or “MAFACT”, is supplemented with elements we view as critical to achieving World Class Manufacturing in accordance with our Operational Principles. Best practices, “lessons learned” and key initiatives are shared among our global operating units.

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Factory of the Future (FOF) Technology

We continue to look at ways to integrate leading edge manufacturing trends into our operations, including Artificial Intelligence (AI) capabilities designed to, among other things: increase information available to human operators to enhance decision making; automate certain processes to increase efficiency and safety; and perform predictive maintenance on equipment. Specifically, a number of our global facilities have implemented a combination of new technological applications, software and processes in order to benefit from more efficient and effective factory solutions, which is known as our “Factory of the Future (FoF)” approach. A few examples are set out below.

Advanced Robots Virtual
7.0%(3)
Reality Centre
Our Corporate R&D team has developed a core Advanced Robotics System for high volume production using state-of-the-art 2D/3D vision systems and advanced robotics trajectory planning with AI
The system has been launched in ten Magna facilities with over 20 systems in high volume production. As part of our planned “scaled implementation” approach, the system is ready for larger scale deployment in other facilities across all Magna Operating Groups for cost optimization
Fenceless Robot System
Our Corporate R&D team is working with several robotics companies, startups, research labs and universities to develop enabling technologies that can be scaled across Magna. Together with one of our Powertrain Divisions, we co-developed and implemented the first fenceless robot system for high volume production at Magna.
The fenceless robot system can handle almost double the payload at 10 times the speed of other collaborative robotic systems in the market for boxes, baskets and trays.
Elimination of fencing and guarding of robot cells takes up less floor space and allows freedom of movement and access for human workers
The insight gained from the fenceless robot system is allowing Magna to co-develop, test and validate the next generation of fenceless robotics for high volume automotive production in a safe, collaborative and efficient way.
Predictive Maintenance
Our Exteriors facilities have actively implemented predictive maintenance of injection moulding machines. Data from a machine controller, as well as additional sensors, is collected and processed in real time.
The data is then made available by way of a dashboard and automatic alerts allowing emerging maintenance issues to be pinpointed and addressed before they develop into larger issues.
These activities allow for production and efficiency improvements, including reduced equipment downtime, as well as avoidance of unexpected equipment failures.
Augmented/Virtual Reality Centre
Located in Graz, Austria, the VR Centre is helping bring new technology to real product development
Before a new production line is installed, the new building, infrastructure and technology are planned virtually
Existing plants have also been digitized with the help of drones that scan the facility
Engineers also use Virtual Reality (VR) goggles in complete vehicle development, including vehicle styling and ergonomics

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Facilities

As at December 31, 2021, we had the following manufacturing and PDE&S facilities in each designated geographic region:

Our manufacturing and PDE&S facilities occupied approximately 80 million and 3.8 million square feet, respectively. These facilities were broken down between third party leases, and those owned by us as set out below. At this time, the largest percentage of properties leased (by square footage) from any single landlord is approximately 16%.

Our facility leases typically have terms of at least five years with one or more options to renew. Among other terms, our leases typically require us to return the facilities to the condition in which we received them at start of the lease (reasonable wear and tear excepted). From time to time, the cost of doing so may be significant due to such factors as the length of the lease period, the nature of the manufacturing operations, the extent of modifications made to the leased properties over the term of the lease and other factors.

We are also subject to environmental laws and regulations both as tenant and owner of our properties. Our leases with third party landlords generally provide that we must maintain the leased properties in accordance with all applicable laws, including environmental laws. Magna routinely conducts Phase 1 Environmental Assessments, and if necessary Phase 2 Site Investigations, at manufacturing, assembly and warehousing locations prior to occupancy to identify any actual and potential pre-existing environmental concerns at leased or owned sites. Magna is responsible for addressing environmental impacts arising during our tenancy, including exacerbations of existing impacts as defined by lease terms or regulatory requirements. Our leases with third party landlords generally also contain indemnities in favour of the landlord with respect to environmental matters and those indemnities expire after a specified period following the termination of the leases.

Key Components and Raw Materials

Our key purchased components include: stampings, electronics, chips, molded parts, die casting, forging, coverstock, and wire harnesses. Our key purchased raw materials are steel, resin and aluminum. While we endeavour to purchase the majority of these components and raw materials from regional suppliers where we do business, factors such as price, quality, transportation costs, warehousing costs, duties, tariffs, availability of supply and timeliness of delivery have an impact on the decision to source from certain suppliers. We also purchase

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some key components and raw materials offshore when shortages occur or when we choose to source one supplier for a global program. Prices for our raw materials used in our production of parts, like steel, resin and aluminum, continue to be volatile.

Approximately two-thirds of our steel is acquired through resale programs operated by automobile manufacturers and the balance is generally acquired through annual or six month contracts. Under customer steel resale programs we are not exposed to steel price volatility, thus helping to manage our production costs. Certain of our operations generate steel and aluminum scrap, which we typically sell at prices that fluctuate with published market indices. Most of our resin purchases fluctuate directly with market indices, although we do participate in some customer resale programs on approximately one quarter of our resin purchases. The majority of our aluminum purchases fluctuate with market indices. In some cases, our customers direct us to buy certain other raw materials from specified suppliers, at specified prices, as is largely the case, for example, with leather we use for automotive seats. Consistent with lean manufacturing principles, we do not typically carry inventories of key raw materials or finished products significantly in excess of those reasonably required to meet production and shipping schedules. The automotive industry globally continues to experience a shortage of semiconductors, which is negatively impacting vehicle production and is resulting in a number of consequences for us, including: operational inefficiencies due to production lines being stopped/ restarted unexpectedly The risks related to the semiconductor chip shortage and potential future shortages/supply constraints of key commodities are discussed in greater detail under “Section 4 – Our Business & Strategy – Macroeconomic, Political and Other Trends” and “Section “Section 5 – Risk Factors”.

Products & Services

Top Programs

Our top fifteen programs/platforms based on 2021 production and vehicle assembly sales were:

Customer	Vehicle	Capabilities
		Body Exteriors & Structures		Power & Vision					Seating Systems	Complete Vehicles
		Body & Chassis	Exteriors	Powertrain	Electronics	Mirrors	Lighting	Mechatronics	Seating	Vehicle Engineering & Manufacturing
General Motors	Full-Size SUVs & Pick-up Trucks	∎	∎	∎	∎	∎	∎	∎

Daimler	Mercedes-Benz G-Class	∎	∎	∎		∎	∎	∎		∎

BMW	BMW 5-Series	∎		∎		∎		∎		∎

Stellantis	Jeep Grand Cherokee	∎	∎	∎	∎	∎	∎	∎	∎

General Motors	GMC Acadia, Buick Enclave, Cadillac XT6, Chevrolet Blazer, Chevrolet Traverse	∎	∎	∎	∎	∎	∎	∎	∎

Stellantis	Ram Pick-up	∎	∎	∎	∎	∎	∎	∎	∎

Ford	Ford Transit, Ford Tansit Custom	∎	∎	∎	∎	∎		∎	∎

BMW	BMW X3	∎	∎	∎		∎		∎

Tata	Jaguar I-Pace	∎	∎							∎

BMW	BMW X5	∎	∎	∎		∎		∎	∎

Tata	Jaguar E-Pace	∎	∎							∎

Daimler	Mercedes-Benz GLE/GLE Coupe, Mercedes-Benz GLS	∎	∎	∎		∎		∎

Ford	Ford Escape, Ford Kuga, Lincoln Corsair	∎	∎	∎	∎	∎			∎

Stellantis	Jeep Wrangler	∎	∎	∎	∎	∎	∎	∎	∎

Ford	Ford Expedition, Lincoln Navigator		∎	∎	∎	∎		∎	∎

Note: Capabilities represented may not be on each vehicle or each trim level of each vehicle. Additionally, our capabilities in each product area range from components to full systems, only some of which may be represented on any particular program. Our Roof Systems capabilities are not present on the programs/platforms listed.

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Product Portfolio

We continue to evolve our product portfolio consistent with the strategy described under Section 4 “Our Business & Strategy – Corporate Strategy” in this AIF. The development of innovative technologies and solutions which are responsive to the global megatrends defining the “Car of the Future” requires R&D spending, as well as capital investments and the acquisition of engineering talent with the necessary software and other expertise. We believe that the relatively stable profitability and cash generation from our “traditional” businesses provide us with the ability to fund the R&D and capital investment required to realize opportunities related to product areas such as electrification, ADAS and others aligned with the Car of the Future. Additionally, we believe that our comprehensive knowledge and understanding of the entire vehicle and the interaction of various complex vehicle systems provide us with unique advantages in executing our long term strategy. Consistent with such long-term strategy, key themes in our product portfolio include:

Optimizing Vehicle Weight, Powertrain Efficiency and Aerodynamics

We continue to support our OEM customers by offering solutions which enable them to deliver lighter vehicles, improved/ optimized powertrain efficiency and enhanced aerodynamics, including:

•

Lightweight Products & Materials: OEMs are focused on reducing vehicle mass in order to: downsize engines, thereby reducing fuel consumption and tailpipe emissions for vehicles powered by internal combustion engines; and minimize power consumption/ maximize driving range for EVs. We believe that the breadth of our engineering capabilities across all major sections of the vehicle, together with our full vehicle capabilities, provide us a competitive advantage in addressing OEMs’ lightweighting needs “holistically”. Moreover, our financial strength has enabled us to fund continuous innovation related to advanced materials, multi-material joining processes, manufacturing processes and lightweight products.

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Efficient Transmissions/e-Drive Systems: Irrespective of a vehicle’s power source – gas or diesel, hybrid or fully electric (battery or hydrogen fuel cell) – power needs to be transferred to the wheels through a transmission or e-drive system. Through our powertrain business, we offer customers a range of efficient dual-clutch transmissions (“DCTs”), including traditional DCTs for vehicles with an Internal Combustion Engine (“ICE”), hybrid DCTs featuring an integrated electric motor for start/stop or plug-in hybrid applications and dedicated hybrid transmissions used in applications with an electric motor. Additionally, we offer e-drive systems for fully electrified powertrains.

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Pure EVs: Pure EVs share many components with vehicles powered by an ICE. At the same time, there are many elements which are new or which need to be engineered differently for EVs. Multiple Magna Operating Groups are pursuing opportunities related to pure EVs, including:

•

e-Drive systems, as discussed above, including through our Hasco joint venture in China that commenced high-volume serial production of integrated e-Drive systems in 2022, and our newly established joint venture with LG Electronics.

•	Lightweight seat structures optimized to accommodate EV chassis.

•	Battery enclosures.

•	EV complete vehicle engineering, including integration, validation and testing, as well as assembly.

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Active Aerodynamics: Redirecting airflow to reduce air drag on vehicles assists in reducing fuel consumption and thus CO2 emissions. Magna offers a growing range of active aerodynamics innovations, including active grille shutters, active air dams, active front deflectors, active liftgate spoilers and active tailgate, as well as underbody panels.

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Innovative, Lightweight, Energy-efficient Lighting: OEMs continue to seek innovative forward and rear-lighting solutions that allow increased styling flexibility, reduced weight compared to traditional lighting systems and energy efficiency. We continue to grow our lighting business – organically, as well as through joint ventures and acquisitions.

Development of Scalable Solutions for ADAS

Magna is pursuing profitable ADAS growth by offering scalable solutions focused on vehicle autonomy levels up to 2+/3*. Our current capabilities include:

*	SAE International (J3016) Autonomy Levels Classification

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•	Full Suite of Sensing Technologies:

Camera: We are a market leader in camera-based ADAS based on sales. Our camera-based solutions consist of front and rear facing cameras, with image processing abilities to create a 360-degree surround view. Features enabled by these camera-based systems include automatic emergency braking, traffic sign and traffic light recognition, forward collision warning, lane keeping/lane departure assistance, adaptive cruise control, high beam assistance, pre-collision control, driver monitoring and others.

Radar: Working with a strategic technology partner, we have developed a scalable digital radar platform, consisting of mid – and long-range radars for a variety of automotive applications. Among other things, this radar platform provides higher resolution at longer ranges, as well as improved object detection and classification compared to current radars.

LiDAR: We have worked with a strategic technology partner to integrate their cost effective, solid-state LiDAR for highly automated driving applications. This LiDAR solution provides high-definition, three-dimensional, real-time images regardless of light and weather and enables object detection, classification and tracking at longer distances.

Scalable ADAS Domain Controller: We have developed a domain controller architecture that can support automakers to deliver a range of automated driving features and is scalable to Levels 2+/3. We are developing an ADAS system for the Fisker Ocean SUV that will be powered by our scalable domain controller architecture.

Integrated Driver and Occupant Monitoring System: We have developed an industry-first system solution for driver and occupant monitoring that will be featured on several models from a German OEM customer in 2024. The system fully integrates Magna’s high-resolution camera, infrared emitters and electronic control unit into the interior mirror of the vehicle, while advanced software actively monitoring the driver.

Incorporating Full Breadth of Magna Capabilities into New Mobility Solutions

New mobility solutions involve the convergence of electrification and vehicle autonomy trends. Over the medium- to long-term, new mobility solutions are expected to be lightweight zero/low emission (“ZLEV”) vehicles with leading-edge ADAS features. We possess broad capabilities to support new mobility, including through:

•	Magna’s Powertrain and Complete Vehicles Operating Groups, which have significant expertise in alternative energy propulsion and storage systems, respectively;

•	electronics/ADAS features;

•	our complete EV engineering, integration and testing capabilities;

•

our ability to offer new mobility OEM customers such as Fisker an EV platform, electrical/electronic architecture, complete vehicle engineering and manufacturing, as well as a complete ADAS system and other products; and

•	our ability to offer customers a versatile test environment for highly automated vehicles, including the entire test “chain” from virtual simulation to test rigs to trial runs on public roads.

New mobility solutions may enable us to take advantage of our complete systems knowledge and draw-in expertise from across our entire product range, including:

Body Exteriors & Structures:

•	chassis architectures requiring leading-edge materials know-how;

•	battery enclosures for EVs and hybrid-EVs;

•	lightweight thermoplastic body panels and liftgates; and

•	seamless sensor integration into the vehicle body.

Power & Vision Systems:

•	highly integrated e-drive systems; and

•	full suite of sensing technologies, together with domain controllers.

Seating Systems:

•	reconfigurable seating solutions that address automated, connected, electric and shared vehicle solutions.

Complete Vehicles:

•	non-OEM branded (“white-label”) vehicles, engineered and assembled by Magna.

Some of our recent innovations, initiatives and progress addressing powertrain electrification, vehicle autonomy and new mobility can be found in “Section 7 – Innovation and Research & Development – Innovations and Innovation Awards”.

Product Segments

A description of our product and service capabilities, processes, top customers and key competitors by reporting segment follow. Manufacturing facility and PDE&S Centres counts below include joint venture facilities.

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Body Exteriors & Structures

Our Body Exteriors & Structures segment includes our body and chassis systems, exterior systems and roof systems operations.

151*	22*	21	65,150	$14.5B
Manufacturing Facilities	PDE&S Centres	Countries	Employees	2021 Sales

*	Figure includes certain manufacturing facilities and PDE&S centres shared with other reporting segments.

Top Segment Programs

Customer	Vehicle
1. General Motors	Full-Size SUVs & Pick-up Trucks
2. BMW	BMW X3
3. Stellantis	Ram Pick-Up Trucks
4. Stellantis	Jeep Grand Cherokee
5. Daimler	Mercedes-Benz GLE/GLE Coupe, Mercedes-Benz GLS

Segment Trends and Strategic Focus

Within our Body Exteriors & Structures segment, we aim to support our customers’ efforts to deliver vehicles which consume less fuel and produce lower CO2 emissions, particularly through reduced vehicle weight, aerodynamic enhancements and use of multi-materials. We currently offer our customers a broad range of lightweight product solutions, such as thermoplastic liftgates, as well as reduced-weight products formed through advanced manufacturing processes, such as hot stamping, high-pressure aluminum casting and multi-material joinery.

Product Capabilities

Body and Chassis

Products	Key Processes	Top Customers	Key Competitors
• body systems • chassis systems • battery enclosures • engineering and testing

Forming technologies:

•  hydroforming

•  cold stamping, including high-strength steel & aluminum

•  hot stamping

•  roll forming

•  aluminum casting

•  advanced welding & joining

•  stretch bending of aluminum extrusions

Finishing technologies:

•  e-coating

•  heat treating

•  high temperature wax coating

•  machining

		• BMW • Daimler • Ford • General Motors • Stellantis • Volkswagen	• Benteler International AG • F-Tech Inc. • Gestamp Automoción S.L. • Martinrea International Inc. • Minth Group Ltd. • Metalsa, S.A. de C.V. • Tower International, Inc.

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Exteriors

Products	Key Processes	Top Customers	Key Competitors
• fascia & trim • front end modules • front integration panels • liftgate modules • active aerodynamics • engineered glass • running boards • truck bed access products • side doors

Molding technologies:

•  injection molding, such as two shot, structural, insert, injection compression for thermoplastics & reaction injection molding

•  extrusion processes, such as co-extrusion, thermoset and thermoplastic extrusion

•  compression-molding for thermosets

•  expanded polypropylene foam

•  metal rollforming

•  glass encapsulation

•  tooling

Finishing processes:

•  painting

•  hardcoating

•  chrome plating

•  hot stamp foils

•  metal finishing

•  hydrographics

•  laser etching/engraving

•  in-mold film

Assembly processes:

		• BMW • Ford • General Motors • Renault-Nissan-Mitsubishi • Stellantis • Volkswagen	• ABC Group • Flex-N-Gate Corporation • Plastic Omnium S.A. • Röchling Group • Samvardhana Motherson Peguform • SRG Global Inc.
• adhesive bonding • infrared, ultrasonic, vibration, torsional and resistance implant welding • laser cutting and welding • manual and automated assembly & sequencing

32      Annual Information Form

Power & Vision

Our Power and Vision segment comprises our global powertrain systems, electronics systems and mechatronics, mirrors & lighting operations.

109*	50*	21	47,400	$11.3B
Manufacturing Facilities	PDE&S Centres	Countries	Employees	2021 Sales

*	Figure includes certain manufacturing facilities and PDE&S centres shared with other reporting segments.

Top Segment Programs

Customer	Vehicle
1. General Motors	Full-Size SUVs & Pick-up Trucks
2. Stellantis	Ram Pick-Up Trucks
3. BMW	BMW X1
4. Chery Automobile	Chery Tiggo 5X, Chery Tiggo 8/8 Plus
5. Daimler	Mercedes-Benz GLC/GLC Coupe

Segment Trends and Strategic Focus

In our Power and Vision segment, we seek to realize opportunities presented by trends toward electrification, advanced driver assistance systems and autonomous driving. We believe that our powertrain business is well-positioned to benefit from the shift toward electrification and we continue to invest in both transmissions and driveline products to further grow in areas such as 48V and high-voltage electric drive systems, including through products such as hybrid transmissions, electric rear drive axles and highly-integrated primary and secondary e-drive systems. Our Vision Systems business is currently the leading supplier of camera-based driver assistance systems and we continue to invest in advanced driver assistance technologies to expand the assisted and autonomous driving systems expertise we can offer customers. These investments include both in-house research and development, as well as venture capital investments in and strategic relationships with technology companies.

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Product Capabilities

Powertrain

Products	Key Processes	Top Customers	Key Competitors

•  electric systems and components (hybrid and electric drive systems, motors, inverters, onboard chargers, e-clutch)

•  transmission systems (dedicated hybrid, dual clutch, hybrid dual clutch, manual transmissions)

•  driveline systems (AWD/4WD products, rear drive modules)

•  metal-forming solutions (transmission, engine, driveline components, engine drive plates and accessories)

•  engineering services

•  transmission and driveline assembly

•  high pressure die casting with full foundry

•  flow-forming

•  stamping and spinning

•  steel & aluminum die forming

•  grob, roller die & cam die spline forming

•  precision-heavy stamping

•  shaft spline rolling

•  aluminum die casting and precision machining

•  profilator processing

•  in-die fine cutting

•  soft and hard processing of gears and shafts

•  CNC machining & broaching

•  rotary swaging

•  heat treating

•  welding, including laser, electron beam (EB), capacitor discharge (CD), inertia, resistance & metal inert gas (MIG)/tungsten inert gas (TIG)

•  manual and automated assembly

•  end-of-line testing, leak testing and balancing

•  electric traction motor manufacturing (including rotor and stator winding, assembly & final test)*

•  assembly & final test of automotive inverters, DC-DC converters and on-board chargers*

		• BMW • Daimler • Ford • General Motors • Renault-Nissan-Mitsubishi • Stellantis • Volkswagen	• Aisin Group • BorgWarner Inc. • GKN plc • JATCO Ltd. • Jing-Jin Electric Technologies Co., Ltd. • Linamar Corporation • Nidec Corporation • Robert Bosch GmbH • Valeo S.A. • ZF Group
* through our joint venture with LG Electronics Inc.

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Electronics

Products	Key Processes	Top Customers	Key Competitors
• advanced driver assistance systems (ADAS) technology and features • ADAS sensors • electronic control units	• surface mount placements of electronic components on printed circuit boards • manual and automated assembly of electronic modules	• Daimler • Ford • General Motors • Honda • Mazda • Stellantis	• Aptiv PLC • Continental AG • Robert Bosch GmbH • Valeo S.A. • Veoneer, Inc. • ZF Group
Mirrors

Products	Key Processes	Top Customers	Key Competitors
• interior mirrors • exterior mirrors • camera and driver monitoring systems and electronics • actuators • door handles • overhead consoles	• electronics integration • injection molding • painting • manual and automated assembly	• BMW • Daimler • Ford • General Motors • Stellantis • Volkswagen	• Ficosa International S.A. • Gentex Corporation • SMR Automotive
Lighting

Products	Key Processes	Top Customers	Key Competitors
• forward lighting • rear lighting • auxiliary lighting	• electronics integration • injection molding • manual and automated assembly	• BMW • General Motors • Renault-Nissan Mitsubishi • Stellantis • Volkswagen	• Hella KGaA Hueck & Co. • Koito Manufacturing Co. • Marelli Automotive Lighting • Valeo S.A.
Mechatronics

Products	Key Processes	Top Customers	Key Competitors
• latching systems • door modules • window systems • power closure systems • hinges and wire forming	• light stamping • injection molding • manual and automated assembly	• BMW • Daimler • Ford • General Motors • Renault-Nissan- Mitsubishi • Stellantis	• Brose Fahrzeugteile GmbH & Co. KG • Inteva Products, LLC • Kiekert AG

Roof Systems

Products	Key Processes	Top Customers	Key Competitors
• modular roofs • hard tops and soft tops • textile folding roofs	• “cut and sew” of complete fabric covers • backlight gluing • manual and automated complete retractable roof assembly	• BMW • Daimler • Renault-Nissan-Mitsubishi • Stellantis • Toyota	• Valmet Automotive Inc. • Webasto Group

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Seating Systems

Our Seating Systems segment comprises our global seating systems operations.

77	9*	18	30,200	$4.9B
Manufacturing Facilities	PDE&S Centres	Countries	Employees	2021 Sales

*	Figure includes certain PDE&S centres shared with other reporting segments.

Top Segment Programs

Customer	Vehicle
1. Stellantis	Jeep Grand Cherokee
2. BMW	X5
3. Ford	Ford Escape, Ford Kuga, Lincoln Corsair
4. Ford	Ford Expedition, Lincoln Navigator
5. Ford	Ford Transit, Ford Transit Custom

Segment Trends and Strategic Focus

Our Seating Systems group continues to grow organically by winning new business based on its reputation for delivering innovative seating solutions. Longer term, our Seating Systems group aims to capitalize on its strength in seat mechanisms, vertical integration and reconfigurable seating, specifically to supply reconfigurable seating solutions for applications such as car sharing and autonomous ride sharing; as well as seat products that are responsive to growing EV vehicle requirements, including lighter weight seats, and lower seat box height.

Product Capabilities

Seating Systems

Products	Key Processes	Top Customers	Key Competitors
• complete seating systems • seat structures, mechanism & hardware solutions • foam & trim products	• traditional “cut and sew” technology • manual and automated assembly • patented EZ-Entry and seat stowing mechanisms systems • freeform trim technology	• BMW • Ford • Geely • General Motors • Stellantis • Volkswagen	• Adient plc • Faurecia S.A. • Lear Corporation

36      Annual Information Form

Complete Vehicles

Our Complete Vehicles segment comprises our global complete vehicle engineering and manufacturing operations.

9*	25*	10	12,975	$6.1B
Manufacturing Facilities	PDE&S Centres	Countries	Employees	2021 Sales

*	Figure includes certain manufacturing facilities and PDE&S centres shared with other reporting segments.

Segment Programs

Customer	Vehicle
1. Daimler	Mercedes-Benz G-Class
2. BMW	BMW 5-Series
3. Tata Motors	Jaguar E-Pace
4. Tata Motors	Jaguar I-Pace
5. BMW	BMW Z4
6. Toyota	Toyota Supra

Segment Trends and Strategic Focus

Our Complete Vehicles business continues to provide OEM-level expertise to traditional customers seeking a trusted vehicle assembly outsource partner, as well as new market entrants seeking expertise for their traditional, electrified, autonomous and/or new mobility / MaaS concepts. Traditional OEMs currently represent the substantial majority of our Complete Vehicles group business customers. However, engineering sales with non-traditional customers, including Chinese OEMs, continue to grow. MaaS providers represent an important source of new opportunities since they typically do not have the vehicle development, engineering, integration and assembly capabilities of traditional OEMs and thus require outsource partners to commercialize their concepts. In this segment, we also focus on leveraging our expertise in alternative energy storage and propulsion systems by further strengthening and capitalizing on our know-how in different propulsion systems. In addition, we continue to focus on integration and testing of autonomous driving systems, and we support our customers with one of the most versatile test environments for highly automated vehicles.

Product Capabilities

Vehicle Engineering & Manufacturing

Products	Key Processes	Top Customers	Key Competitors
• complete vehicle manufacturing • engineering services	• body-in-white • paint • assembly	• BMW • Daimler • Renault-Nissan-Mitsubishi • Tata Motors • VinFast	Traditional and New OEMs Contract Manufacturers • NEVS AB • Valmet Automotive • VDL Nedcar B.V. Engineering Services • Bertrandt Group • EDAG Engineering GmbH • IAV GmbH

Tooling & Engineering

As part of our production programs, we design, engineer and manufacture tooling for our own use, as well as for sale to our customers. However, a predominant amount of the tooling used in our production programs is purchased by us from third parties and sold to our customers on a pass-through basis. In addition, we manufacture tooling for our customers on a standalone basis, which is tooling sold separately and not part of a production arrangement. We also provide engineering services independent of our production programs, as well as for programs for which we have production sales.

Acquisitions and Divestitures

For further details of our acquisitions and divestitures in the last three fiscal years, refer to “Schedule B – Acquisitions and Divestitures”.

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7. Innovation and Research & Development

Focus on Innovation and Technology

We have historically emphasized technology development and product and process innovation as a key element of our corporate strategy. See “Section 4 – Our Business & Strategy – Our Corporate Strategy” for further details. We continue to invest significant resources to develop and commercialize innovative technologies, which will provide additional value to our customers. In addition, we aim to advance our sustainability goals through innovations in electrification, lightweighting, materials, fuel efficiency, and energy efficiency for both end-use products and our manufacturing processes.

We expect that our involvement with automobile manufacturers and new mobility partners in the development of innovative product and process technologies will increase as such manufacturers and partners further involve suppliers like us in the overall vehicle concept and development process.

Our Research and Development Process

Our R&D activities take place at our Division/Operating Group level and at the corporate level. Our Divisional/Operating Groups work with our customers to identify product and technology gaps. Magna’s Corporate R&D team, under the global direction of our Executive Vice- President and Chief Technology Officer, analyzes the key mega-trends that are expected to drive future mobility and automotive development. As part of these efforts, our Corporate R&D team engages with the advanced engineering and product development teams of our current and potential OEM customers to understand their product strategies and better align our own product strategy and technology development with customer needs.

All of our R&D projects follow an Innovation Development Process (IDP) process – a multi-stage process aimed at turning ideas into innovations that can ultimately be commercialized and scaled. The initial phase of the process is designed to foster the generation of ideas and includes, among other things: identification, understanding of and analysis of societal, digital, demographic, regulatory, industry and other trends which may create demand for and thus drive development of new automotive and mobility technologies; review of academic research; collecting and screening ideas submitted through innovation programs; and automotive customer input.

Concepts that progress past this initial stage are further evaluated, including with respect to: fit with our strategy regarding electrification, autonomy, new mobility, vehicle connectivity and advanced manufacturing; commercialization potential; and risks and challenges to further development. Selected innovations then progress through subsequent stages towards product or process realization, validation and eventually, product launch.

Our R&D initiatives are supported by and involve close collaboration with our Corporate R&D group. Our Division/Operating Group R&D teams work together with our Corporate R&D group on technology development, and where necessary specific working groups are established to discuss and develop technological solutions.

As a result of our innovation activities, we have developed a number of product, process and materials innovations, some of which are described in this Section 7 under “Innovations and Innovation Awards”.

As a key part of our own innovation efforts and to gain further access to innovative thinking outside of our company, we partner with start-ups and early stage companies, inventors, entrepreneurs, universities, technical institutions and the venture capital community to help bring innovative ideas to market. We also look for the best ideas from other industries and apply them to mobility – a process we call “auto-qualifying”. As part of our continuing efforts to develop innovative solutions to the technology challenges of new mobility and the automotive industry, in the last year we have considered thousands of potential innovations, which has led to several active projects. Such projects include: development of Driver Monitoring Systems and ADAS features; efficiency and performance technologies related to electric drives and power electronics; and advanced robotics, inspection systems and data analytics technologies supporting our World Class manufacturing.

Intellectual Property

We own and use numerous patents, trademarks, and other intellectual property in connection with our operations. In addition, certain of our Operating Groups license their technology to third parties on a limited basis. We also license and use, to a minor extent, patents owned by others. From time to time, claims of intellectual property infringement are made by us or against us. At present, we believe that the outcome of any pending claim, whether positive or negative, will not have a material adverse effect upon us. While in the aggregate our intellectual property and licenses are considered important in the operation of our business, we do not consider them of such importance that the expiry of any one patent or license would materially affect our business. See “Section 5 – Risk Factors – “Intellectual Property” in this AIF for a discussion of risks related to our intellectual property.

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Innovations & Innovation Awards

We believe that innovation has been the foundation of Magna’s success and an important factor in our competitiveness, a key operational priority and a critical element of our corporate strategy. Our current strategic focus is aimed at responding to key industry trends, as discussed in “Section 4 – Our Business & Strategy – Our Corporate Strategy”. Some examples of recent innovations are as follows:

Innovations

ICONTM DIGITAL RADAR

Magna’s ICON Radar debuts on the all-electric Fisker Ocean SUV in 2022, marking the first application of a software-defined digital imaging radar for driver-assisted technology. The new digital radar technology, a collaboration between Magna and U.S.-based Uhnder, enhances a vehicle’s ability to “see” its surroundings and detect potential dangers, including identifying moving or standing objects, low-lying objects, and open pathways on crowded, multi-lane roads, at both short and long distances. The system continuously scans its surrounding environment to provide a high definition, four-dimensional (distance, height, depth and speed) view. We believe the digital code modulation and signal processing found in ICON Digital Radar radar helps address limitations associated with traditional analog radar by allowing for further and better object detection (higher resolution and contrast at longer ranges), programmability, and elimination of interference issues since no two digital radars would have the same code.

ETELLIGENT COMMANDTM

EtelligentCommand is a PHEV/HEV system featuring a Dedicated Hybrid Drive DHD Plus at the front and an eDrive Mid+ with torque vectoring at the rear, combined with advanced software and controls. Various driving modes are available on command to enhance performance and drivability and provide greater power handling and control. The Dedicated Hybrid Drive DHD Duo is a two e-motor single or multi speed system suitable for HEV application delivering greater performance, drivability and comfort even when driving in congested traffic. Additional efficiency increases are available through an optional voltage booster and innovative e-coupling technology for ICE disconnection.

ETELLIGENT FORCETM

Magna’s EtelligentForce, is a battery electric 4WD powertrain system for pickup trucks and light commercial vehicles. The product features Magna’s eDrive technology at the front of the vehicle and its eBeam electric axle drive system in the rear. The system is designed to deliver the environmental benefits of an electric powertrain, while maintainining full vehicle capabilities without compromising payload or towing capacities of pickup trucks and light commercial vehicles. The system is designed for high-payload vehicles, capable of towing up to 14,500 pounds – on par with its ICE counterparts in this truck segment. It can provide a total peak power of up to 430 kW - 250kW from the rear eBeam and 180kW from the front eDrive. The solution also eliminates the need for architectural changes to the vehicle and is totally customizable for automakers to prioritize key performance attributes. Magna’s eBeam replaces traditional beam axles, accommodating existing suspension and brake systems, and avoiding the need for expensive redesign of existing truck platforms. These benefits help automakers simplify the transition toward electrification of these vehicle segments. In addition, with fewer moving parts than a traditional ICE powertrain, the EtelligentForce requires less maintenance – a direct benefit to truck owners over the life of the vehicle. The EtelligentForce, which is targeted for production in 2025, will be prepared for launch by a specialized team at Magna’s new EV centre in Troy, Michigan.

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ETELLIGENT REACHTM

Magna’s all-electric connected powertrain, the EtelligentReach, is the latest innovation set to debut on a new entrant vehicle in 2022. The complete system is comprised of two electric motors, inverters and gearboxes, and leverages advanced software to maximize vehicle range and driving dynamics. eDrive technology advancements and the holistic vehicle development approach of the EtelligentReach achieve a range increase of up to 145 km/90 miles or 30% compared to certain production BEV vehicles in this segment, which reduces range anxiety, and is a key differentiator in the growing electrification space. Magna’s approach optimizes the interaction of individual eDrive components and the entire vehicle with a software package that manages multiple vehicle functions. On the new entrant vehicle, for example, EtelligentReach utilizes a functional, modular control unit that integrates various powertrain and chassis functions. This includes a vehicle dynamics controller with a disconnect system which increases efficiency while reducing CO2 emissions, and a longitudinal torque vectoring function that can improve the safety margin by up to 10% by controlling each axle individually in all road conditions, as well as significantly reduce steering effort during dynamic cornering. Drivers can select from several distinctive driving modes - further enhancing the driving experience. Additional efficiency gains are achieved using silicon carbide within the inverter.

INTEGRATED DRIVER AND OCCUPANT MONITORING SYSTEM

Magna’s industry-first system solution for driver and occupant monitoring will debut on several models from a German OEM in 2024. The system reduces packaging complexities by fully integrating Magna’s high-resolution camera, infrared emitters and electronic control unit into the interior mirror of the vehicle. Advanced software actively monitors the driver’s head, eye and body movement and sends customizable audible or visual alerts if signs of distracted behavior, drowsiness and/or fatigue are detected. The system is also scalable to include features such as child presence detection, seat belt detection and identifying specific passengers to enable user preference memory settings.

3D SURROUND VIEW WITH NEXT-GEN CAMERAS AND ELECTRONIC CONTROL UNITS

Beginning with 2022 model years and proliferating across multiple customers and vehicle platforms, Magna’s next generation cameras and domain controllers will help make the benefits of 3D surround view – a driver-assistance technology currently found mainly in luxury-class vehicles – more readily available to consumers. Magna’s multi-camera system provides a high-resolution, 360-degree field of view around the vehicle. The domain controller then creates a 3D surround-view image by processing four camera images into a seamlessly stitched 3D view of vehicle surroundings.

BATTERY ENCLOSURES

Magna’s battery enclosures will debut in 2022 on the all-electric Ford F-150 Lightning and GMC Hummer EV, illustrating our ability to expand structural product opportunities as electrification grows. The enclosures, which all electric vehicles require, house high-voltage batteries, electrical components, sensors and connectors, contributing to the structural and safety aspects of a vehicle’s frame and protecting critical components from potential impact, heat and water. In addition, the use of lightweight aluminum helps minimize added mass from the vehicle’s battery.

FREEFORMTM SEAT TRIM

Automakers are increasingly distinguishing themselves through styling and Magna’s FreeForm™ seating technology supports these efforts. The FreeForm™ first hit the market in 2020 on the Cadillac XT5 and is launching on three new vehicles in 2022, including a midsize crossover, a sedan and an all-eletric SUV. The distinctive seat trim technology provides a clean, sculpted and seamless styling surface and allows a number of design possibilities, a key consideration in light of the rapidly evolving mobility landscape and shift towards interiors and in-car experience. The seating technology has a number of benefits, including: the ability to achieve design details as sharp as a 1mm radius compared to 20-25mm for traditional cut and sew seats; improved back comfort due to the greater than 100mm of concavity; improved breathability compared to molded trim products due to the use of foam laminate; additional cabin space due to draw capabilities of up to four inches; and a smooth surface and removable seat covers that facilitate cleaning and maintance including for new mobility scenarios such as ride sharing. In addition, FreeForm uses more sustainable materials, including back seat panels that contain up to 50% proprietary polyols derived from recycled polyethylene terephthalate and a seating surface that contains up to 20% renewable materials from a bio-feedstock.

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High-Pressure Vacuum Diecast Front Subframe Engine Cradle

Magna has developed the single largest one-piece high pressure vacuum die cast front engine cradle in the world. The engine cradle, which was named the 2021 Casting of the Year from the American Foundry Society, achieves a 29% weight savings compared to a multi-part stamped and welded steel assembly by eliminating 17 stamped parts. In addition to weight reduction, the reduced part count requires less resources for assembly, and the fewer assembly joints results in a stronger and better performing subframe. This improved dimensional stability helped our customer Honda’s 2021 Acura TLX achieve a “2021 Top Safety Pick+” status, the highest safety rating available, from the Insurance Institute for Highway Safety (IIHS). Development of the engine cradle, which spans 1.1 metres, required innovative gating techniques and thermal controls to preserve metal temperature during the metal solidification process to avoid shrinkage and defects.

Innovation Awards

A number of our product and process innovations have received accolades and awards in recent years. In 2021, Magna was:

•

a double honouree at the Consumer Electronics Show (CES) 2021 Innovation Awards from electrification innovations: our etelligent Drive mid-power eDrive system, and our etelligent Drive AWD system for electrified vehicles.

•

awarded the 2021 Innovation of the Year award from German-based magazine Auto Bild Allrad. The award which annually honours the most interesting new technological development related to vehicles with all-wheel drive, was given to Magna for developments in electromobility in the AWD sector.

•	the winner of the 2021 Enlighten Award in the sustainable product category for our Active Air Deflector.

Magna was also a finalist for the 2021 Automotive News Pace Award for our etelligentReach, an innovative electric all-wheel drive system based on our latest generation of eDrive technologies. In addition, Magna was a finalist for the 2021 JEC Composites Innovations Awards in the Automotive and Road Transportation – Exterior category for our Composite Space Frame, a lightweight, integrated reinforcing technology using continuous fibre filament on tailgates and liftgates. The composite space frame was previously awarded a 2020 Automotive News Pace Award.

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8. Capital Structure, Financings & Credit Ratings

Capital Structure Approach

Our approach to capital structure remains unchanged from recent years. We aim to maintain the company’s financial flexibility in order to remain in a position to pursue opportunities and withstand an industry downturn. To do so, we are focused on:

•

maintaining sufficient liquidity, including committed lines of credit, to run our operations and continue investing in our business through organic growth, innovation spending, and acquisitions that fit our product strategy;

•

preserving a strong investment grade credit rating of BBB+ or better, and an Adjusted Debt to Adjusted EBITDA ratio that meets or exceeds the Moody’s Investors Service criteria for a strong investment grade credit rating;

•	growing dividends over time as earnings grow; and

•	returning excess cash to shareholders in the form of share repurchases.

Other core elements of our approach to capital structure and strategy include:

•	lowering our capital spending as a percentage of sales, thereby increasing free cash flow generation;

•	utilizing share repurchases to deploy excess cash not needed for organic growth and acquisitions; and

•	delivering strong Return on Invested Capital.

In light of the above strategy, we have made significant levels of investment in our business in recent years and have also returned significant amounts of capital to our shareholders in the form of dividends and share repurchases. We had an Adjusted Debt ratio of 1.54 times Adjusted EBITDA(1) at the end of 2021 and aim to maintain such ratio in the range of 1.0 – 1.5 times Adjusted EBITDA.

Authorized Share Capital

Our authorized share capital consists of an unlimited number of Common Shares and 99,760,000 Preference Shares, issuable in series, all with no par value. As of March 16, 2022, the Record Date for our Meeting, a total of 294,982,137 Common Shares were issued and outstanding. No Preference Shares have been issued or are outstanding.

The following is a brief description of the significant attributes of our authorized share capital and is qualified in its entirety by reference to the detailed provisions in our charter documents, that set out the attributes of our Common Shares and our Preference Shares.

Common Shares

The holders of our Common Shares are entitled to:

•	one vote for each Common Share held at all meetings of our shareholders, other than meetings of the holders of another class or series of shares;

•	receive any dividends that may be declared by our Board, subject to the preferential rights attaching to any shares ranking in priority to our Common Shares; and

•

receive, after the payment of our liabilities and subject to the rights of the holders of any shares ranking in priority to our Common Shares, all our property and assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of assets among our shareholders for the purpose of winding-up our affairs.

For further details of the market for our securities, refer to “Schedule C – Market for Securities”.

Preference Shares

Our Board may, without the approval of any of our shareholders, fix the number of shares in, and determine the attributes of, an individual series of Preference Shares and issue shares of such series from time to time. The shares of each such series will be entitled to a preference over our Common Shares, but will rank equally with the Preference Shares of every other series with respect to the payment of dividends and in the distribution of all our property and assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of assets among our shareholders for the purpose of winding-up our affairs. No Preference Shares have been issued or are outstanding and we do not currently anticipate issuing any such shares. In the event we do issue Preference Shares in the future, we would expect to issue them solely for legitimate financing purposes and not to block a change of control transaction.

Amendments to Share Provisions and Other Matters

The provisions attaching to our Preference Shares, to a series of our Preference Shares and to our Common Shares may not be deleted or varied without the approval of the holders of the class or series concerned. In addition, no shares of a class ranking prior to or on a parity

(1)

Adjusted Debt is calculated by taking our long and short-term debt and operating lease liabilities and adding pension obligations and certain other Moody’s adjustments. Adjusted EBITDA is calculated by taking our trailing 12-month Earnings before Interest, Taxes, Depreciation and Amortization, as well as operating lease expense and interest income, and adding adjustments relating to pension obligations and unusual items. In each case, such adjustments reflect a methodology for calculating such ratios used by Moody’s.

42      Annual Information Form

with our Preference Shares, or our Common Shares, may be created without the approval of the holders of the class or each series of the class concerned. Any approval required to be given must be given by two-thirds of the votes cast by those present or voting at a meeting of the holders of the class or series concerned duly called for that purpose in addition to any other consent or approval required by law.

Dividends

The following table sets forth the cash dividends paid and payable on our Common Shares in respect of each quarter for the last three years.

We intend to continue paying a quarterly dividend from our cash flow from operations, with the aim of regularly increasing the dividend consistent with our practice since 2010. The declaration and payment of dividends, including the dividend rate, is reviewed quarterly by our Board and is subject to the Board’s discretion taking into account our cash flow, capital requirements, our financial condition and other factors they consider relevant. See “Section 5 – Risk Factors”.

Dividend Reinvestment Plan (DRIP)

Since 1994, we have maintained a dividend reinvestment plan in which registered shareholders have the option to purchase additional Common Shares by investing the cash dividends paid on their shares.

Financings and Securities/Corporate Transactions

Senior Unsecured Notes

We currently have the following senior unsecured notes outstanding:

Issuance Date	Amount Issued	Interest Rate	Maturity Date
June 16, 2014	$ 750,000,000	3.625%	June 15, 2024
September 23, 2015	$ 650,000,000	4.150%	October 1, 2025
November 24, 2015	€ 550,000,000	1.900%	November 24, 2023
September 25, 2017	€ 600,000,000	1.500%	September 25, 2027
June 15, 2020	$ 750,000,000	2.450%	June 15, 2030

The prospectus supplements which describe each of the notes above have been filed and are available on SEDAR (www.sedar.com).

On February 28, 2022, we completed an early redemption of our outstanding Canadian dollar-denominated 3.100% senior unsecured notes due 2022. The Redemption Price for such Notes was approximately CAD$ $430 million in the aggregate, including accrued and unpaid interest on the Notes, up to but excluding, the Redemption Date.

Global Credit Facility

We maintain a $2.6 billion syndicated revolving credit facility that expires on June 24, 2026. The facility includes a $200 million Asian tranche, a $150 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

We also maintain a $750 million, 364-day syndicated revolving credit facility that expires on December 9, 2022, and can be drawn in U.S. dollars or Canadian dollars.

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Commercial Paper Programs

We maintain a euro-commercial paper program (the “ECP Program”) and a U.S. commercial paper program (the “USCP Program”), each backstopped by our Global Credit Facility. Under the ECP Program, one of our indirect wholly-owned subsidiaries may, from time to time, issue euro-commercial paper notes, subject to an aggregate maximum of €500 million or its equivalent in alternative currencies. Under the USCP Program, we may, from time to time, issue commercial paper notes, subject to an aggregate maximum of $1 billion or its equivalent in alternative currencies. As at December 31, 2021, we had no outstanding issues under the ECP Program or the USCP Program.

Normal Course Issuer Bid

On November 10, 2021, the Toronto Stock Exchange (“TSX”) accepted our Notice of Intention (the “Notice”) to Make a Normal Course Issuer Bid relating to the purchase of up to 29,948,000 Magna Common Shares (the “2022 Bid”), representing approximately 10% of our “public float” of Common Shares. The primary purposes of the 2022 Bid are purchases for cancellation, as well as purchases to fund our stock-based compensation awards or programs and/or our obligations to our deferred profit sharing plans. The 2022 Bid commenced on November 15, 2021 and will terminate no later than November 14, 2022.

Purchases of Common Shares under the 2022 Bid as of the date of this AIF have been made on the TSX or the NYSE at the prevailing market price at the time of purchase and in accordance with the rules and policies of the TSX or in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934, respectively, or through other published markets, or by such other means permitted by the TSX.

We have purchased the following Common Shares pursuant to the 2022 Bid as at March 16, 2022, and under our previous normal course issuer bid which commenced on November 15, 2020 and terminated on November 14, 2021 (“2021 Bid”):

	2022 Bid	2021 Bid
Shares purchased and cancelled	6,088,900	3,117,837
Shares purchased and retained for stock-based compensation awards or programs and/or deferred profit sharing plans	165,773	200,686
Total	6,254,673	3,318,523

Ratings

As of the date of this AIF, we have been assigned the ratings in the table below:

Credit Rating Agency	Issuer Rating	Senior Debt Rating	Short-Term Debt Rating	Outlook/ Trend
Dominion Bond Rating Service (“DBRS”)(1)	A (low)	A (low)	R-1 (low)	Stable
Moody’s Investor Services (Moody’s)(2)	A3	A3	P-2	Stable
Standard & Poor’s (S&P)(3)	A-	A-	A-2	Stable

Notes:

(1)

DBRS’s issuer and senior debt ratings are based on its long-term rating scale that ranges from “AAA” to “D” which represents the range from an issuer with the highest credit quality to one that has filed under bankruptcy, insolvency or winding up legislation or failed to satisfy an obligation after exhausting grace periods. A rating in the “A” rating category is in the third highest category of the relevant scale of eight major categories and is considered by DBRS to be of good credit quality, with substantial capacity for payment of financial obligations. “High” and “low” grades are used to indicate the relative standing of credit within a particular rating category. The absence of one of these designations indicates a rating which is in the middle of the category, excluding the AAA and D categories for which the “high”, “middle” or “low” designations are not used. The DBRS rating trends provide guidance in respect of DBRS’ opinion regarding the outlook for the rating in question, with rating trends falling into one of three categories – “Positive”, “Stable” or “Negative”. The rating trend indicates the direction in which DBRS considers the rating is headed should present tendencies continue, or in some cases, unless challenges are addressed. A “Positive” or “Negative” does not necessarily indicate a rating change is imminent, but rather the trend represents an indication that there is a greater likelihood that the rating could change in the future versus if a “Stable” trend was assigned.

DBRS’s short-term debt rating is based on its commercial paper and short-term debt rating scale that ranges from “R-1 (high)” to “D” which represents the range from an issuer with the highest credit quality to one that has filed under bankruptcy, insolvency or winding up legislation or failed to satisfy an obligation after exhausting grace periods. A rating in the “R-1 (low)” category represents the third highest category of the relevant scale of ten major categories and is considered by DBRS to be of good credit quality, with substantial capacity for payment of financial obligations.

(2)

Moody’s senior unsecured issuer rating is an opinion as to our future relative creditworthiness. The credit rating is based on a rating scale that, for global automotive suppliers, ranges from “Aaa” to “C”, which represents the range from those obligations with minimal credit risk to those obligations that are in default with little prospect of recovery. Issuer’s in the “A” rating category are in the third highest category of the relevant scale of nine major categories and are considered by Moody’s to be subject to low credit risk. The determination of the overall rating assigned to a global automotive supplier is based on an assessment of an issuer’s performance in five broad weighted categories, some of which are further broken down into a number of weighted sub-factors each of which maps to a specific letter rating in the range above. The indicated rating category for each sub-factor (i.e., Aaa, Aa, etc.) is then converted into a numeric value, which is then multiplied by the weight for that sub-factor with the results then totaled to produce a composite weighted-factor score, that is itself then mapped back to an alphanumeric rating based on the ratings range from Aaa to C. Moody’s appends the numerical modifiers 1, 2, or 3 to each generic rating classification from Aa through Caa. The modifiers 1, 2 and 3 indicate that the obligation ranks in the higher end, mid-range or lower end of its generic rating category, respectively. The Moody’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium term, and fall into one of four categories: Positive, Negative, Stable or Developing.

(3)

S&P’s issuer credit rating is a current opinion of our overall financial capacity (i.e. credit worthiness) to pay our financial obligations in full and on time. This credit rating is based on a rating scale that ranges from “AAA” to “D”, which represents the range from extremely strong capacity to meet financial obligations to a failure to pay one or more financial obligations when it came due. An issuer with a long-term issuer rating in the “A” rating category is in the third highest category of the relevant scale of ten major categories and is considered by Standard & Poor’s to have a strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than issuers in higher-rated categories. The ratings from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. The lack of one of these designations indicates a rating that is in the middle of the category. The S&P rating outlook assesses the potential direction of a credit rating over the intermediate term (typically six months to two years), but is not necessarily a precursor to a rating change.

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Credit ratings are intended to provide investors with an independent measure of the credit quality of debt and securities. The credit ratings assigned to us or our senior debt by the rating agencies are not recommendations to purchase, hold or sell our debt or securities, since such ratings do not address market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future, if in its judgement, circumstances warrant. See “Section 5 – Risk Factors – “Credit Ratings Changes” in this AIF. We have made payments in the ordinary course to the rating agencies listed above in connection with the assignment of ratings on our securities. In addition, we made payments to Moody’s and S&P in connection with the confirmation of our ratings in respect of the issuance of our Senior Notes and continued issuance of our ECP Program and USCP Program.

9. Directors & Executive Officers

Directors

Our Board currently consists of the following members:

Name & Municipality of Residence	Director Since	Principal Occupation
Peter G. Bowie Ontario, Canada	May 10, 2012	Corporate Director
Mary S. Chan New Jersey, U.S.A.	August 10, 2017	Managing Partner of VectoIQ LLP and Corporate Director
Hon. V. Peter Harder Ontario, Canada	January 10, 2020	Senator and Corporate Director
Seetarama (Swamy) Kotagiri Michigan, U.S.A.	January 1, 2021	Chief Executive Officer of Magna
Dr. Kurt J. Lauk Baden-Württemberg, Germany	May 4, 2011	Co-Founder & President, Globe CP GmbH
Robert F. MacLellan Ontario, Canada	May 10, 2018	Chairman, Northleaf Capital Partners and Corporate Director
Mary Lou Maher Ontario, Canada	May 6, 2021	Corporate Director
Cynthia A. Niekamp(1) Michigan, U.S.A.	May 8, 2014	Corporate Director
William A. Ruh New South Wales, Australia	May 11, 2017	Chief Executive Officer, Digital, Lendlease Group
Dr. Indira V. Samarasekera British Columbia, Canada	May 8, 2014	Senior Advisor, Bennett Jones LLP and Corporate Director
Dr. Thomas Weber Baden-Württemberg, Germany	January 1, 2022	Corporate Director
Lisa S. Westlake Florida, U.S.A.	May 9, 2019	Corporate Director
William L. Young(1)(2) Massachusetts, U.S.A.	May 4, 2011	Corporate Director

Notes:

(1)	Retiring at the end of the current term on May 3, 2022.
(2)	Chairman of the Board.

All of our directors were elected to their present terms of office by our shareholders at our Annual Meeting of Shareholders held on May 6, 2021, except Dr. Thomas Weber, who was appointed to the Board on January 1, 2022. The term of office for each director expires at the conclusion of the next annual meeting of our shareholders.

All of the directors have held the principal occupations identified above (or another position with the same employer) for not less than five years, except as follows:

•	Mr. Harder served as the Representative of the Government of Canada in the Senate from March 2016 to January 2020;

•

Ms. Maher was concurrently the Canadian Managing Partner, Quality and Risk, KPMG Canada and Global Head of Inclusion and Diversity, KPMG International from October 2017 to February 2021. She was with KPMG since 1983 and had served in various executive and governance roles, including CFO and CHRO;

Magna International Inc.      45

•	Mr. Ruh was Chief Executive Officer, Senior Vice-President and Chief Digital Officer, GE Digital from September 2015 to December 2018; and

•	Ms. Westlake was Chief Human Resources Officer of IHS Markit Ltd. from April 2017 to August 2018 and Chief Human Resources Officer of Moody’s Corporation from 2008 to 2017.

With the exception of Mr. Kotagiri, our CEO, and Dr. Weber, a non-independent, non-executive director, all other directors have been determined by our Board to be “independent directors” within the meaning of such term under applicable law.

Board Committees

A copy of our Board Charter, Audit Committee Charter, as well as the charters of our other Board Committees are available on our website (www.magna.com), have been filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar) and are incorporated by reference into this AIF. Additional information about our Audit Committee is contained under “Corporate Governance – Report of the Audit Committee” in our Circular for our Meeting, which is incorporated by reference into this AIF.

Membership of these Committees as of the date of this AIF are as follows:

Name	Audit Committee	Corporate Governance, Compensation & Nominating Committee	Technology Committee
Peter G. Bowie(1)	∎
Mary S. Chan			∎
Hon. V. Peter Harder		∎
Dr. Kurt J. Lauk
Robert F. MacLellan(1)
Mary Lou Maher	∎
Cynthia A. Niekamp(1)	∎
William A. Ruh			∎
Dr. Indira V. Samarasekera
Dr. Thomas Weber			∎
Lisa S. Westlake		∎
William L. Young(1)

∎	Committee Member Committee Chair

Notes:

(1)

Ms. Niekamp and Mr. Young will retire at the end of their current term on May 3, 2022. Subject to their re-election at our annual and special meeting of Shareholders on such date, the Board has selected Mr. MacLellan to succeed Mr. Young as Board Chair, and Mr. Bowie to succeed Mr. MacLellan as Audit Committee Chair.

Additional details regarding our Committee structure can be found in the “Corporate Governance” section of our Circular.

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Executive Officers

Our executive officers currently consist of the following persons:

Name & Municipality of Residence	Principal Occupation
Seetarama (Swamy) Kotagiri Michigan, U.S.A.	Chief Executive Officer (since January 2021)
Vincent J. Galifi Ontario, Canada	President (since January 2022)
Patrick W.D. McCann Ontario, Canada	Executive Vice-President and Chief Financial Officer (since January 2022)
Tommy J. Skudutis Ontario, Canada	Executive Vice-President (since May 2018) and Chief Operating Officer (since May 2007)
Guenther F. Apfalter Upper Austria, Austria	President, Magna Europe (since February 2011) and President, Magna Asia (since July 2020)
Bruce R. Cluney Ontario, Canada	Executive Vice-President and Chief Legal Officer (since July 2020)
Matteo Del Sorbo Ontario, Canada	Executive Vice-President, Magna New Mobility (since January 2022)
Uwe Geissinger Hesse, Germany	Executive Vice-President, Operational Efficiency (since February 2021)
Anton Mayer Lower Austria, Austria	Executive Vice-President and Chief Technology Officer (since January 2022)
Aaron D. McCarthy Ontario, Canada	Executive Vice-President and Chief Human Resources Officer (since January 2019)
Boris Shulkin Michigan, U.S.A.	Executive Vice-President, Technology & Investments (since February 2021)(1)
Eric J. Wilds Michigan, U.S.A.	Executive Vice-President and Chief Sales & Marketing Officer (since January 2020)

NOTES:

(1)	Mr. Shulkin has been appointed Executive Vice-President and Chief Digital and Information Officer effective April 1, 2022.

To the extent that our executive officers have not held the offices identified above for the last five years, they have held the following offices or positions with us and/or have had the following principal occupations during the last five years:

•

Prior to becoming our CEO, Mr. Kotagiri was President, Magna International from January 2020 to December 2020 and Executive Vice-President and Chief Technology Officer from January 2014 to January 2020. He also served as President, Power and Vision from May 2018 to December 2020 and as President, Magna Electronics from February 2016 to May 2018;

•	Mr. Galifi was Executive Vice-President from September 1996 to December 2021, and Chief Financial Officer from December 1997 to December 2021;

•	Mr. McCann was Senior Vice-President, Finance from May 2019 to December 2021, and Vice-President, Cosma Group from January 2016 to April 2019;

•

Mr. Cluney was Executive Vice-President and General Counsel, Power and Vision from July 2018 to July 2020 and Vice-President, Secretary and General Counsel of Magna Closures / Magna Mirrors (now known as Mechatronics / Magna Mirrors / Magna Lighting) from January 2010 to July 2018;

•

Mr. Del Sorbo was Vice-President, Business Development from January 2020 to January 2022 and Vice-President, Business Development – Exteriors, Seating, Mirrors, Closures and Cosma Groups from January 2017 to January 2020;

•

Mr. Geissinger was President, Magna Electronics and Senior Vice-President Operations, Power & Vision Group from April 2019 to February 2021, and Senior Vice-President, Fluid Pressure & Controls Group from January 2017 to March 2019;

•

Mr. Mayer was Executive Vice President, Research and Development from October 2021 to December 2021, Executive Vice- President, Systems and Portfolio Strategy from February 2021 to September 2022, Senior Vice-President, Global Engineering at Magna Powertrain from November 2017 to February 2021 and Vice-President, Corporate Engineering and R&D at Magna International from January 2010 to November 2017;

•	Mr. McCarthy joined Magna in January 2016 as Vice-President, Human Resources, the Americas and India and remained in this role until December 2018;

•	Mr. Shulkin was Senior Vice-President, Technology and Development from July 2020 to February 2021 and Vice-President, Research and Development from May 2011 to July 2020; and

Magna International Inc.      47

•

Mr. Wilds was Executive Vice-President, Strategic Growth Initiatives, Magna Powertrain and Magna Electronics from April 2016 to December 2017 and Executive Vice President, Business Development & Strategy, Magna Power and Vision from January 2018 to January 2020.

Beneficial Ownership of Securities

As at March 16, 2022, we had 294,982,137 Common Shares issued and outstanding, All our directors and executive officers (as a group 24 persons) owned beneficially or exercised control or direction over 1,384,389 Common Shares representing approximately 0.5% of the class, as at March 16, 2022. Our issued and outstanding Common Shares are held as follows:

10. Legal Proceedings

Antitrust Investigation

In September 2014, the Conselho Administrativo de Defesa Economica (“CADE”), Brazil’s Federal competition authority, attended at one of the company’s operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products (“access mechanisms”). In May 2019, CADE informed the company that it completed its preliminary investigation and, based on a review of the evidence, had commenced a formal administrative proceeding into alleged anticompetitive behaviour relating to access mechanisms involving the company. Administrative proceedings of this nature can often continue for several years. At this time, management is unable to predict the duration or outcome of the Brazilian administrative proceeding, including whether any operating divisions of the company will be found liable for any violation of law or the extent or magnitude of any liability, if any. In the event that wrongful conduct is found, CADE may impose administrative penalties or fines taking into account several mitigating and aggravating factors. Administrative fines are tied to the sales in Brazil of the applicable Magna companies in the fiscal year prior to the commencement of the formal administrative proceeding.

Magna’s policy is to comply with all applicable laws, including antitrust and competition laws. Based on a previously completed global review of legacy antitrust risks which led to a September 2020 settlement with the European Commission where Magna received full immunity regarding two separate bilateral cartels involving the supply of closure systems, Magna does not currently anticipate any material liabilities. However, we could be subject to restitution settlements, civil proceedings, reputational damage and other consequences, including as a result of the matters specifically referred to above.

Other

In the ordinary course of business activities, we may become contingently liable for litigation and claims with customers, suppliers, former employees and other parties. In addition, we may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an ongoing basis, we assess the potential of any adverse judgments or outcomes to these matters, as well as any associated probable costs and losses.

A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters.

Warranty, Product Liability and Recall Costs

In certain circumstances, we are at risk for warranty, product liability and recall costs, and are currently experiencing increased customer pressure to assume greater warranty responsibility. Certain customers seek to impose partial responsibility for the warranty costs where the underlying root cause of a product or system failure cannot be determined. Due to the nature of the costs, we make our best estimate of the expected future costs, however, the ultimate amount of such costs could be materially different. For most types of products, we only account for existing or probable claims on product defect issues when amounts related to such issues are probable and reasonably estimable. However, for certain complete vehicle assembly, powertrain systems, and

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electronics contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or our warranty experience.

Product liability and recall provisions are established based on our best estimate of the amounts necessary to settle existing claims, which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer’s administrative costs relating to the recall. In making this estimate, judgement is also required as to the ultimate negotiated sharing of the cost between us, the customer and, in some cases a supplier. Where applicable, insurance recoveries related to such provisions are also recorded.

11. Other Information

Additional Information

Our Circular contains the following additional information:

•	our directors’ and named executive officers’ remuneration and indebtedness;

•	our voting securities and their principal holders; and

•	securities authorized for issuance under our equity-based compensation plans.

Additional financial information about us is provided in our consolidated financial statement as at and for the year ended December 31, 2021 and in our MD&A. These documents and additional information about us may be found on SEDAR, at www.sedar.com, on EDGAR at www.sec.gov/edgar and on our website, at www.magna.com.

Interests of Management & Others in Material Transactions

Reference is made to “Interests of Management and Other Insiders in Certain Transactions” in our Circular for our Meeting, which is incorporated by reference into this AIF.

Transfer Agent & Registrar

The transfer agent and registrar for our Common Shares is Computershare Trust Company of Canada, at its principal offices in Toronto, Ontario. The co-transfer agent and co-registrar for our Common Shares in the United States is Computershare Trust Company, N.A., at its offices in Louisville, Kentucky.

Interests of Experts

Our independent auditor for the 2021 fiscal year is Deloitte LLP. Deloitte LLP is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario, and the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (United States) (PCAOB). Additional information regarding the fees paid to our independent auditors is contained under “Business of the Meeting – Reappointment of Deloitte as Magna’s Independent Auditors” in our Circular, which is incorporated by reference into this AIF.

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Schedules

Schedule A

Principal Subsidiaries and Investments

Subsidiaries

A list of our principal subsidiaries and each of their jurisdictions of incorporation as of December 31, 2021 is set out below. Our legal structure (including that of our subsidiaries) is not necessarily indicative of our operational structure.

Subsidiary(1)(2)	Voting Securities	Jurisdiction of Incorporation
1305290 Ontario Inc.	100%	Ontario
Magna International Investments S.A.	100%	Luxembourg
Magna International Automotive Holding GmbH	100%	Austria
Magna Automotive Europe GmbH	100%	Austria
Magna Automotive Holding GmbH	100%	Austria
Magna Metalforming GmbH	100%	Austria
Magna Steyr AG & Co. KG	100%	Austria
Magna Powertrain GmbH & Co KG	100%	Austria
Magna Steyr Fahrzeugtechnik AG & Co. KG	100%	Austria
Magna Powertrain GmbH	100%	Austria
Magna Automotive Holding (Germany) GmbH	100%	Germany
Magna PT Holding GmbH	100%	Germany
175 Holdings ULC	100%	Alberta
Magna US Holding, Inc.	100%	Delaware
Cosma International of America, Inc.	100%	Michigan
Intier Automotive of America, Inc.	100%	Delaware
Intier Automotive of America Holdings, Inc.	100%	Delaware
Magna Seating of America, Inc.	100%	Delaware
Magna Exteriors Holdings, Inc.	100%	Delaware
Magna Exteriors of America, Inc.	100%	Delaware
Magna Mirrors of America, Inc.	100%	Michigan
Magna International (Hong Kong) Limited	100%	Hong Kong
Magna Powertrain Inc.	100%	Ontario
Magna Seating Inc.	100%	Ontario
Magna Exteriors Inc.	100%	Ontario
Magna Powertrain de Mexico, S.A. de C.V.	100%	Mexico
Magna Treasury Services LP	100%	Ontario
Magna Internacional de Mexico, S.A. de C.V.	100%	Mexico

Notes:

(1)

The table shows the percentages of the votes attached to all voting securities and of each class of non-voting securities, owned by us or over which control or direction is exercised by us. Parent/subsidiary relationships are identified by indentations. Percentages represent the total equity interest in a subsidiary, which is not necessarily indicative of percentage voting control.

(2)

Subsidiaries not shown each represent less than 10% of our total consolidated revenues and total consolidated assets (although not all subsidiaries shown necessarily each represent more than 10% of our total consolidated assets and total consolidated sales) and, if considered in aggregate as a single subsidiary, represent less than 20% of our total consolidated revenues and total consolidated assets.

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Investments

Our principal equity method investments are the following:

Joint Venture	Magna Equity Ownership %	Partner(s)	Reporting Segment
Litens Automotive Partnership	76.7% (non-controlling 50% voting interest)	Current and retired members of senior Litens management	Power & Vision
Hubei HAPM MAGNA Seating Systems Co., Ltd.	49.9%	Hubei Aviation Precision Machinery Co., Ltd.	Seating Systems
LG Magna e-Powertrain Co.,Ltd.	49.0%	LG Electronics Inc.	Power & Vision

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Schedule B

Acquisitions and Divestitures

We have completed a number of acquisitions, divestitures, financings and securities/corporate transactions in the last three fiscal years, including those listed below. None of these acquisitions constitutes a “significant acquisition” within the meaning of such term in National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Additional information about the acquisitions and/or divestitures listed below can be found in Note 5 of our consolidated financial statement as at and for the year ended December 31, 2021, Notes 5 and 7 of our consolidated financial statement as at and for the year ended December 31, 2020, and Note 7 of our consolidated financial statement as at and for the year ended December 31, 2019.

Acquisitions

Year	Acquisition
2021

•  Getrag Ford Transmission GmbH’s non-controlling interest in Getrag (Jiangxi) Transmission Co., Ltd., a Chinese joint venture controlled by Magna, and a facility in Europe

•  65% equity interest and a controlling financial interest in Chongqing Hongli Zhixin Scientific Technology Development Group LLC

•  Klein Automotive, a metalforming operation in Czechia

2020	Controlling interest in Getrag (Jiangxi) Transmission Co., Ltd joint venture

2019	VIZA GECA, S.L.

Divestitures

Year	Divestiture
2021

•  Distribution to Ford Motor Company of certain assets of Getrag Ford Transmission GmbH, a European joint venture with Ford, in connection with multiple agreements with Ford to operate certain businesses within the joint venture under separate ownership

•  Three Body Exteriors & Structures operations in Germany

2020	None

2019	Fluid Pressure & Controls Business

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Schedule C

Market for Securities

Our Common Shares are listed and posted for trading on the TSX under the trading symbol “MG”, and on the New York Stock Exchange under the trading symbol “MGA”.

The high and low sale prices and volume of shares traded for our Common Shares, as reported by the TSX and NYSE, respectively, for the months during the year ended December 31, 2021 were as follows:

Month	TSX High (C$)	TSX Low (C$)	TSX Volume	NYSE High ($)	NYSE Low ($)	NYSE Volume
January	97.98	87.42	15,214,097	77.59	68.30	30,275,925
February	110.45	90.78	16,778,739	87.76	70.85	32,170,356
March	118.71	104.57	20,800,994	95.38	82.43	37,059,049
April	123.50	110.09	12,991,585	99.72	87.55	32,161,724
May	121.70	110.90	13,842,588	100.79	91.12	25,671,652
June	126.00	110.05	14,423,263	104.28	88.74	28,018,129
July	117.00	99.33	12,706,592	95.00	78.93	29,651,823
August	109.04	97.91	15,318,956	87.18	76.10	28,839,610
September	103.30	93.24	15,744,748	81.99	72.65	22,887,129
October	107.86	94.42	15,028,334	87.09	74.53	27,018,982
November	113.00	95.62	17,563,695	89.98	74.84	31,834,705
December	104.29	96.39	13,550,584	82.46	74.53	22,950,960

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Appendix 1

Sustainability

Report

FY 2021

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Contents

Sustainability Report

A-4	Summary Sustainability Metrics
A-5	Introduction
A-5	Sustainability Governance
A-8	Climate-Related Opportunities
A-13	Climate-Related Risks and Risk Mitigation
A-19	Non-Climate Elements of Sustainability
A-30	Sustainability Metrics

A-2      Annual Information Form

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

Committed to a Sustainable Future.

Concern for the environment is central to who we are and what we do at Magna. Last year, we committed to being carbon neutral in our European operations by 2025 and globally by 2030, placing us among industry leaders. Some of our divisions have already exceeded those ambitious goals, because we get down to the shop-floor level when it comes to sustainability.

While energy, water, and natural gas conservation are important to sustainability, they are just part of the equation for us. We think bigger. It's about protecting our common home and making a better society overall.

This is why so many Magna employees around the world plant tens of thousands of trees each year, tend beehives, cultivate wildflowers, and ride bikes to work. We know we are all responsible for meeting our sustainability goals.

Committed to Making a Difference

PRODUCT
delivering solutions for a better tomorrow
PROCESS
minimizing our environmental impact
PEOPLE
benefiting our teams and communities

Where we are	Where we are going
14% Global electricity buy is renewable electricity	35% Expected by 2025
29 Divisions use renewable electricity	>120 Divisions expected by 2025
9 Divisions are CO_2 neutral	110 Divisions expected by 2025
5 Divisions have on-site solar generation	>20 Divisions currently investigating

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Summary Sustainability Metrics

TOPIC	SASB CODE	METRIC	UNIT OF MEASURE	MAGNA 2021 DATA(1)	CHANGE FROM 2019 BASELINE(2)
	—	Scope 1&2 emissions	Metric Tons (t) CO2e	1,613,922 t	i 24.1%
Energy Management	TR-AP-130a.1	Aggregate amount of energy consumed	Gigajoules (GJ) MegaWatt hours (MWh)	19,493,920 GJ 5,414,978 MWh	i 15.3%
		% of energy consumed supplied from electrical grid	Percentage (%)	57.5%	h 2 bps
		% of energy consumed that is renewable energy	Percentage (%)	8.2%	—
	—	Energy intensity	MegaWatt hours (MWh) / Sales (USDm)	149 MWh / USDm	i 8.0%
		Energy intensity reduction	MegaWatt hours (MWh) / Sales (USDm)	Target: ≥2% p.a. Actual: 4% 2021	—
Waste Management	TR-AP-150a.1	Aggregate amount of waste generated from manufacturing operations	Metric Tons (t)	1,144,018 t	—
		% of waste generated that is hazardous	Percentage (%)	7.0%	—
		% of waste generated that was recycled	Percentage (%)	88.4%	—
	—	% hazardous waste diverted from landfill	Percentage (%)	91.0%	—
		Waste diversion from landfill target	Percentage (%)	≥95% p.a.	—
Water Management	—	Annual water withdrawals	Megalitres (ML)	6,922 ML	i 9.2%
		Water reduction target	Percentage (%)	1.5% p.a. 15% by 2030 (vs. 2019)	—

Environmental Management	—	Annual remediation expenses	Reporting Currency (USD)	<$1.0m	No Change
		Aggregate remediation balance for known events	Reporting Currency (USD)	$14.1 m	h 4.5%
Competitive Behaviour	TR-AP-520a.1	Total amount of monetary losses incurred as a result of legal proceedings associated with anti-competitive behaviour regulations	Reporting Currency (USD)	NIL	NIL

Health and Safety	—	Accident frequency rate	1.0 = 1 injury / illness per 100 employees working 40 hours/week, 50 weeks/year	0.49	i 52.9%
		Accident severity rate	10.0 = 10 lost work days / 100 employees working 40 hours/week, 50 weeks/year	12.80	h 3.6%
Gender Diversity	—	% of employees who are women(3)	Percentage (%)	27%	—
		% women in Critical Positions	Percentage (%)	16%	—
		% Women on the Board of Magna	Percentage (%)	42%(4)	h 9 bps

Notes:

(1)	2021 data with respect to Water Withdrawals, Emissions, Energy Management, and Waste Management is preliminary.
(2)	Items indicated by a dash were not tracked in 2019.
(3)	Wholly-owned operations only.
(4)	As of May 3, 2022, the percentage of women on the Board will be 36%, assuming election of all nominees for Magna’s annual and special meeting of shareholders.

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Introduction

At Magna we are committed to making a difference through our products and processes, as well as care and concern for our people and the communities in which they live.

Magna’s Climate Change Committment

We recognize the reality of climate change and its impact on the planet. As a result, we are focused on doing the right things today so that our corporate interests do not come at the expense of the viability of life for the generations that follow. Although combating climate change requires a collective global response, Magna is determined to play its part in addressing this existential threat to our planet. We took a significant step in 2021, targeting carbon neutrality (Scope 1 and Scope 2 emissions) in our European operations by 2025 and in our global operations by 2030. To date, nine of our Divisions globally have achieved carbon neutrality.

We believe our ambitous commitment makes us an industry leader in North America and aligns us with industry leaders in Europe. Moreover, we are focused on a science-based approach aligned with the objectives of the Paris Climate Agreement and intend to submit our emission reduction targets for official validation by the Science-based Targets initiative (SBTi) by the second quarter of 2023.

Our progress to date with respect to carbon neutrality is detailed in this Sustainability Report.

Approach to Sustainable Value Creation

Overall, our approach to sustainable value creation involves:

•	designing, engineering, manufacturing and delivering innovative product solutions for our customers, which achieve shared goals of reduced weight, lower fuel consumption and reduced carbon emissions;
•	optimizing and innovating our manufacturing processes for resource and input efficiency, as well as product quality;

•	enhancing the energy efficiency of our plants to reduce Scope 1 greenhouse gas emissions;

•	implementing our roadmap for the transition to 100% renewable energy to reduce our Scope 2 emissions;

•	working on a roadmap for engaging our supply chain regarding Scope 3 emissions;

•	treating our employees fairly and looking out for their health, safety and general well-being; and

•	serving as a good community partner, particularly in the communities in which our employees live and work.

This Sustainability Report aims to provide our stakeholders with a better understanding of how we approach the creation of sustainable, long-term value and our management of sustainability- related risks. The report has been structured to align with the Task Force on Climate-related Financial Disclosures (“TCFD”) framework, as well as the Sustainability Accounting Standards Board’s (“SASB”) Auto Parts accounting standard, where possible. While this report may not currently provide stakeholders with all of the information sought through the TCFD and SASB frameworks; we continue to evolve and enhance our disclosure as our collection and validation of the applicable data improves. While the TCFD and SASB Auto Parts frameworks primarily address climate-related factors, this Sustainability Report aims to go beyond such items to give stakeholders a better understanding of the broad range of initiatives that define our approach to sustainable value creation.

1.	Sustainability Governance

1.1	Board Oversight

Magna’s Board of Directors is the company’s highest decision-making body, except to the extent certain rights have been reserved for shareholders under applicable law or Magna’s articles of incorporation or by-laws. As such, the Board is responsible for the overall stewardship of the company by: supervising the management of the business and affairs of Magna in accordance with the legal requirements set out in applicable company law (Business Corporations Act (Ontario)), as well as other applicable law; and, jointly with Management,

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seeking to create long-term shareholder value. The Board operates under a written Board Charter, in addition to applicable law, our articles of incorporation and by-laws. The Board Charter, which has been filed on SEDAR, and is available in the Leadership & Governance section of Magna’s website (www.magna.com), delineates Board oversight responsibilities including with respect to a number of areas relevant to sustainability such as: corporate culture; corporate governance; strategy; risk; shareholder engagement; and fundamental corporate actions.

The Board takes an integrated and coordinated approach to oversight (including climate-related issues). This includes oversight of the Company’s corporate culture, as well as its overall approach to corporate governance; capital allocation; major corporate policies; enterprise risk management, including sustainability risks; and shareholder engagement. Climate-related and other sustainability issues are typically considered by the Board at least annually through the Board’s strategic planning process. Typically, Magna’s Chief Technology Officer identifies material “megatrends” impacting the automotive industry, including automotive and mobility trends arising from climate-related issues. Significant opportunities and risks are then addressed by the CTO at the annual Board strategy meeting, while Operating Group Presidents address the opportunities and risks applicable to their respective business units at the annual business planning meeting. Guidance, feedback and other outputs from the strategy meeting are incorporated and integrated into business unit business plans for the next business planning meeting. Sustainability issues may also arise before the Board in connection with its oversight of fundamental corporate actions such as review/approval of material acquisitions/divestitures, three-year business plans and capital expenditures. Additionally, the Board annually monitors our progress in reducing our carbon footprint and reviews/approves the company’s material public disclosures, including our Annual Information Form / Annual Report on Form 40-F incorporating this Sustainability Report. In 2021, we announced our carbon neutrality targets, discussed above.

1.1.1	CGCNC Role

The Board carries out its duties in part through standing committees composed solely of independent directors. One such committee, the Corporate Governance, Compensation and Nominating Committee (“CGCNC”), supports the Board’s oversight of the company’s approach to sustainability and climate change issues, including by assessing Magna’s overall approach to reduce its carbon footprint, environmental compliance, occupational health and safety, as well as Magna’s actions to identify, monitor and mitigate any material risk exposures relating to such areas.

Like the Board, the CGCNC maintains a written charter which outlines its specific roles and responsibilities. The CGCNC Charter has been filed on SEDAR and is available in the Leadership & Governance section of Magna’s website (www.magna.com). Matters under the CGCNC’s responsibility include: corporate governance, sustainability, talent management and other matters. The scope of the CGCNC’s oversight role with respect to sustainability includes climate-related issues generally, as well as related elements such as environmental management and compliance. As Magna defines “sustainability” in a broad and inclusive manner to include areas that go beyond climate-related issues, the CGCNC’s role also extends to matters such as occupational health and safety, diversity and inclusion, as well as corporate social responsibility. The CGCNC periodically reviews Magna’s policies, practices and public disclosures relating to sustainability topics, and makes recommendations to the Board regarding such items. During 2021, the CGCNC received updates on Magna’s evolving sustainability strategy. The Committee also reviewed, provided input into and approved the organization’s Sustainability Report and presented its recommendations to the Board regarding the Board’s approval of the Sustainability Report. Additionally, the CGCNC received semi-annual reporting relating to the performance of Magna’s environmental compliance and management program.

1.1.2	Other Board Committees

In addition to the CGCNC, the Board maintains two other standing committees – the Audit Committee and the Technology Committee. While neither of these committees have specific sustainability responsibilities, each may have a role with respect to sustainability risks and opportunities that arise indirectly out of the committee’s primary role and responsibilities.

Magna’s Audit Committee supports the Board through its oversight of financial and audit-related matters, including financial risks and disclosures. To the extent that climate-related or other sustainability risks are or could be financially material, the Audit Committee would be involved through its consideration of the financial statement or other disclosure of the nature and scale of the risk.

The Technology Committee supports the Board’s overisight duties by advising it on technology trends, related opportunities and risks, R&D and innovation, and technology-focused acquisitions, as well as the alignment between the company’s technology and its strategic priorities. As such, the scope of the Technology Committee’s role includes products and processes that seek to realize opportunities created by climate-related challenges.

1.2	Management

Climate-related issues are part of the CEO’s responsibility. As Magna’s highest-ranking member of management, the CEO guides and directs Executive Management and Operating Group Presidents with respect to product portfolio and strategic planning, business planning, capital expenditures, innovation/R&D, manufacturing productivity and efficiency, as well as other critical areas, including the setting of the carbon neutrality targets (Scope 1 & Scope 2) announced by Magna in 2021. The CEO is also the highest executive responsible for customer management, shareholder engagement/investor relations, as well as talent management. The criticality of climate sustainability to the future of the automotive industry generally means that climate-related issues are interwoven through all of the foregoing areas of the

A-6      Annual Information Form

CEO’s responsibilities. At the same time, the importance of making demonstrable progress with climate sustainability goals requires CEO- level engagement and direction to ensure organizational alignment.

To assist our CEO, Magna has designated one of its Operating Group presidents as an executive “champion” for climate-related sustainability matters (the “Sustainability Champion”). The Sustainability Champion reports directly to Magna’s CEO on sustainability matters and helps coordinate and align sustainability priorities across the company’s other Operating Groups. Operating Group management is responsible for development of product strategies to address megatrends, industry trends, and business opportunities and risks, including those which arise due to climate-related challenges.

We also have a bottom-up sustainability structure with respresentatives at each of our three main management levels (Divisional, Operating Group and Corporate). Approximately 95% of our manufacturing Divisions have an energy management champion who works with members of our Global Energy Team to identify and implement high-priority energy management projects. The Global Energy Team functions across all of our Divisions and Operating Groups to share energy efficiency/management case studies and best practices. Each Operating Group has a sustainability team comprised of a range of product, process and functional skillsets, coordinated through a Group “lead”. Operating Group sustainability leads participate in a sustainability steering committee headed by the Sustainability Champion, which consists of cross-functional corporate leaders representing operational improvement, environmental, purchasing, energy, real estate, R&D, legal/ corporate secretarial and finance, with other functions as needed. In connection with our evolving sustainability strategy and our commitment to achieving the carbon neutrality targets set in 2021, our energy reduction progress and initiatives are reported to our Sustainability Champion, helping to increase the visibility of these initiatives across our Operating Groups through the Sustainability Champion’s regular interaction with other Operating Group Presidents.

A number of initiatives intended to help us achieve our carbon neutrality targets are well underway, including energy optimization initiatives at most of our operating Divisions and a phased in transition to renewable electricity globally. For us, carbon offsets are a last resort to offset Scope 1 emissions that cannot be displaced by other methods, not a primary means of achieving our targets.

CARBON NEUTRALITY PRIORITIES

Our energy optimization activities are described in further detail in Section 2.4 of this Sustainability Report.

Aspects of sustainability beyond climate-change concerns are typically managed through a matrix structure in which corporate-wide functions support initiatives implemented or managed by Operating Groups and Divisions. Examples of functional areas managed in this manner include: environmental management and compliance; occupational health and safety; quality and operational improvement; talent management, including diversity and inclusion; cybersecurity; data privacy; as well as supply chain.

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2.	Climate-Related Opportunities

2.1 Corporate Strategy

The automotive industry is being defined by a number of global megatrends that have shaped our long-term strategy, including:

	Megatrend	Impact on Automotive
	Demographic Change & Individualism	Product design will be influenced by aging population and growing individualization.

Society	Digital Transformation	Connectivity and digitization impact both product and process. New vehicle architectures that connect the subsystems along with software functionality creates additional value to products. Process is also impacted due to increased digitization, driven by increased requirements for productivity and quality.

	Health & Well-Being	ADAS and autonomy take rates will be driven both by consumer preferences as well as regulatory requirements tied to increased safety.
Mobility	Urbanization	Continued growth in urban population will lead to changes in mobility as a result of increased density and congestion with an increase in electric vehicle adoption and new transport modalities.
	New Mobility	Emerging new mobility eco-system offers a range of potential opportunities for new products and services.

Economy	Natural Resources, Energy & Environmental	Increased focus on the environment and climate change will drive growth rates for electrification.

We have distilled the impacts of the global megatrends into four long-term strategic factors which we see defining the “Car of the Future” – electrification, autonomy, new mobility and connectivity. We believe we are well-positioned to capitalize on opportunities in each area:

We possess an enhanced e-Powertrain portfolio with a range of products that addresses the roadmap for the transition to Electric Vehicles and has allowed us to win new EV business.

We possess full ADAS capability and complete ADAS system expertise. We take a systems level approach in developing ADAS building blocks for OEM customers with a focus up to level 2+/3 ADAS capabilities.

We have expanded our collaboration ecosystem, continue to look for opportunities to leverage new business models, and are a key enabler of OEM customers and new entrants in the New Mobility space.

We possess software-enabled functionality in our electronic control unit-related products. This functionality helps optimize performance and efficiency in connected products, such as our connected powertrains, which can obtain route and other information through cloud connectivity to identify optimal routes to avoid traffic and increase fuel savings.

We have developed our corporate strategy to realize the opportunities from these trends. Key elements of such strategy include:

Increasing capital deployment toward high-growth areas aligned with the “Car of the Future”

We are proactively managing our portfolio and evolving our product mix based on alignment with the Car of the Future. We seek to grow our business and capabilities in areas which are positively impacted by the megatrends discussed earlier. Examples of such areas include powertrain electrification, ADAS systems and battery enclosures, as well as our contract vehicle manufacturing operations. As illustrated below, we believe that a substantial proportion of our product areas are not adversely impacted by the global megatrends, including our body, chassis, lighting, active aerodynamics, dual clutch transmissions, mirrors, mechatronics and seating products. The strong returns and cash flow from these product areas enable us to fund the R&D and capital investments required to realize the opportunities in high-growth products which are benefiting directly from the global megatrends.

A-8      Annual Information Form

Lastly, there are elements of our product portfolio which are negatively impacted by the global megatrends and are expected to be less directly relevant to the Car of the Future. Examples of such products include manual transmissions, mechanical AWD/4WD systems and fuel tank systems. Despite their declining long-term strategic importance, our assets and expertise associated with these products remain relevant to, and can be redeployed for, growing product areas aligned with the Car of the Future.

Driving Operational Excellence

We are committed to manufacturing excellence. We continue to elevate our approach to manufacturing by implementing “factory of the future” initiatives including: enhanced use of big data and analytics; advanced robotics, additive manufacturing and augmented reality. The ultimate goal is to achieve greater profitability through further enhanced quality, production efficiency, reduction of floor space and improved return on investments. Critical elements of our approach to operational excellence include our World Class Manufacturing initiatives and MAFACT operating system, which are discussed in “Section 6 – Description of the Business – Manufacturing & Engineering” in our AIF. Additionally, our sustainability strategy dovetails with our efforts around operational excellence, due to the focus on energy optimization and minimization of both water withdrawals, as well as waste streams to landfill.

Unlocking New Business Models and Markets

The new mobility landscape, which is generally urban, electrified, autonomous and connected, is creating new business models and markets. We believe that our systems and complete vehicle knowledge, including elements of our portfolio such as electric vehicle ADAS platforms, provide us with an advantage in pursuing such opportunities. In addition, our ability to use capital efficiently, launch programs reliably and help speed products to market, makes Magna a key enabler of new entrants, as demonstrated by our arrangements with Fisker.

Our long-term strategy is well-aligned with climate change-related trends impacting the automotive industry, including vehicle electrification, operational efficiency to minimize manufacturing inputs and waste outputs, as well as the pursuit of new mobility business models. We cannot determine for certain how quickly the market for the declining products in our portfolio may deteriorate, but products such as AWD/4WD systems appear to have continuing relevance for the next decade. However, we believe that our physical assets, human capital and know-how related to the mechanical solutions can be repurposed as vehicle development plans migrate toward electrified AWD/4WD solutions. We currently offer multiple alternatives to manual transmissions, including efficient dual-clutch, hybrid dual-clutch and dedicated hybrid transmissions, as well as complete e-drive systems, and expect to be able to continue growing our market share in the drivetrain market. Fuel tank systems are not a material part of our business, but also have continuing relevance for a number of years to come. The physical assets, human capital and know-how related to fuel tank systems could be repurposed for adjacent product areas such as vehicle hydrogen storage tank systems.

2.2 Products and Services

Consistent with the above long-term strategy, key climate change-relevant themes in our product portfolio include:

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Optimizing Vehicle Weight, Powertrain Efficiency and Aerodynamics

We continue to support our OEM customers by offering solutions which enable them to deliver lighter vehicles, improved/optimized powertrain efficiency and enhanced aerodynamics, including:

•

Lightweight Products & Materials: OEMs are focused on reducing vehicle mass in order to: downsize engines, thereby reducing fuel consumption and tailpipe emissions for vehicles powered by internal combustion engines; and minimize power consumption/ maximize driving range for EVs. We believe that the breadth of our engineering capabilities across all major sections of the vehicle, together with our full vehicle capabilities, provide us a competitive advantage in addressing OEMs’ lightweighting needs “holistically”. Moreover, our financial strength has enabled us to fund continuous innovation related to advanced materials, multi-material joining processes, manufacturing processes and lightweight products.

•

Efficient Transmissions/e-Drive Systems: Irrespective of a vehicle’s power source – gas or diesel, hybrid or fully electric (battery or hydrogen fuel cell) – power needs to be transferred to the wheels through a transmission or e-drive system. Through our powertrain business, we offer customers a range of efficient dual-clutch transmissions (“DCTs”), including traditional DCTs for vehicles with an Internal Combustion Engine (“ICE”), hybrid DCTs featuring an integrated electric motor for start/stop or plug-in hybrid applications and dedicated hybrid transmissions used in applications with an electric motor. Additionally, we offer e-drive systems for fully electrified powertrains.

•

Pure EVs: Pure EVs share many components with vehicles powered by an ICE. At the same time, there are many elements which are new or which need to be engineered differently for EVs. Multiple Magna Operating Groups are pursuing opportunities related to pure EVs, including:

•

e-Drive systems, as discussed above, including through our Hasco joint venture in China that commenced high-volume serial production of integrated e-Drive systems in 2022, and our newly established joint venture with LG Electronics.

•	Lightweight seat structures optimized to accommodate EV chassis.

•	Battery enclosures.

•	EV complete vehicle engineering, including integration, validation and testing, as well as assembly.

•

Active Aerodynamics: Redirecting airflow to reduce air drag on vehicles assists in reducing fuel consumption and thus CO2 emissions. Magna offers a growing range of active aerodynamics innovations, including active grille shutters, active air dams, active front deflectors, active liftgate spoilers and active tailgate, as well as underbody panels.

•

Innovative, Lightweight, Energy-efficient Lighting: OEMs continue to seek innovative forward and rear-lighting solutions that allow increased styling flexibility, reduced weight compared to traditional lighting systems and energy efficiency. We continue to grow our lighting business – organically, as well as through joint ventures and acquisitions.

Incorporating Full Breadth of Magna Capabilities into New Mobility Solutions

New mobility solutions involve the convergence of electrification and vehicle autonomy trends. Over the medium- to long-term, new mobility solutions are expected to be lightweight zero/low emission (“ZLEV”) vehicles with leading-edge ADAS features. We possess broad capabilities to support new mobility, including through:

• Magna’s Powertrain and Complete Vehicles Operating Groups, which have significant expertise in alternative energy propulsion and storage systems, respectively;

•	electronics/ADAS features;

•	our complete EV engineering, integration and testing capabilities;

•

our ability to offer new mobility OEM customers such as Fisker an EV platform, electrical/electronic architecture, complete vehicle engineering and manufacturing, as well as a complete ADAS system and other products; and

•	our ability to offer customers a versatile test environment for highly automated vehicles, including the entire test “chain” from virtual simulation to test rigs to trial runs on public roads.

New mobility solutions may enable us to take advantage of our complete systems knowledge and draw-in expertise from across our entire product range, including:

Body Exteriors & Structures:

•	chassis architectures requiring leading-edge materials know-how;

•	battery enclosures for EVs and hybrid-EVs;

•	lightweight thermoplastic body panels and liftgates; and

•	seamless sensor integration into the vehicle body.

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Power & Vision Systems:

•	highly integrated e-drive systems; and

•	full suite of sensing technologies, together with domain controllers.

Seating Systems:

•	reconfigurable seating solutions that address automated, connected, electric and shared vehicle solutions.

Complete Vehicles:

•	non-OEM branded (“white-label”) vehicles, engineered and assembled by Magna.

For a complete discussion of our product portfolio, including the ways in which it addresses these areas, see “Section 6 – Description of the Business” in our AIF.

Section 2.3 Markets

The transition to a lower-carbon economy has provided, and is expected to continue to provide, opportunities to enter new product and service markets. Some recent new products developed to take advantage of opportunities from such transition include:

ETELLIGENT COMMAND™

EtelligentCommand is a PHEV/HEV system featuring a Dedicated Hybrid Drive DHD Plus at the front and an eDrive Mid+ with torque vectoring at the rear, combined with advanced software and controls. Various driving modes are available on command to enhance performance and drivability and provide greater power handling and control. The Dedicated Hybrid Drive DHD Duo is a two e-motor single or multi speed system suitable for HEV application delivering greater performance, drivability and comfort even when driving in congested traffic. Additional efficiency increases are available through an optional voltage booster and innovative e-coupling technology for ICE disconnection.

ETELLIGENT FORCE™

Magna’s EtelligentForce, is a battery electric 4WD powertrain system for pickup trucks and light commercial vehicles. The product features Magna’s eDrive technology at the front of the vehicle and its eBeam electric axle drive system in the rear. The system is designed to deliver the environmental benefits of an electric powertrain, while maintainining full vehicle capabilities without compromising payload or towing capacities of pickup trucks and light commercial vehicles. The system is designed for high-payload vehicles, capable of towing up to 14,500 pounds – on par with its ICE counterparts in this truck segment. It can provide a total peak power of up to 430 kW - 250kW from the rear eBeam and 180kW from the front eDrive. The solution also eliminates the need for architectural changes to the vehicle and is totally customizable for automakers to prioritize key performance attributes. Magna’s eBeam replaces traditional beam axles, accommodating existing suspension and brake systems, and avoiding the need for expensive redesign of existing truck platforms. These benefits help automakers simplify the transition toward electrification of these vehicle segments. In addition, with fewer moving parts than a traditional ICE powertrain, the EtelligentForce requires less maintenance – a direct benefit to truck owners over the life of the vehicle. The EtelligentForce, which is targeted for production in 2025, will be prepared for launch by a specialized team at Magna’s new EV centre in Troy, Michigan.

ETELLIGENT REACH™

Magna’s all-electric connected powertrain, the EtelligentReach, is the latest innovation set to debut on a new entrant vehicle in 2022. The complete system is comprised of two electric motors, inverters and gearboxes, and leverages advanced software to maximize vehicle range and driving dynamics. eDrive technology advancements and the holistic vehicle development approach of the EtelligentReach achieve a range increase of up to 145 km/90 miles or 30% compared to certain production BEV vehicles in this segment, which reduces range anxiety, and is a key differentiator in the growing electrification space. Magna’s approach optimizes the interaction of individual eDrive components and the entire vehicle with a software package that manages multiple vehicle functions. On the new entrant vehicle, for example, EtelligentReach utilizes a functional, modular control unit that integrates various powertrain and chassis functions. This includes a vehicle dynamics controller with a disconnect system which increases efficiency while reducing CO2 emissions, and a longitudinal torque vectoring function that can improve the safety margin by up to 10% by controlling each axle individually in all road conditions, as well as significantly reduce steering effort during dynamic cornering. Drivers can select from several distinctive driving modes - further enhancing the driving experience. Additional efficiency gains are achieved using silicon carbide within the inverter.

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BATTERY ENCLOSURES

Magna’s battery enclosures will debut in 2022 on the all-electric Ford F-150 Lightning and GMC Hummer EV, illustrating our ability to expand structural product opportunities as electrification grows. The enclosures, which all electric vehicles require, house high-voltage batteries, electrical components, sensors and connectors, contributing to the structural and safety aspects of a vehicle’s frame and protecting critical components from potential impact, heat and water. In addition, the use of lightweight aluminum helps minimize added mass from the vehicle’s battery.

2.4 Resource Efficiency

2.4.1 Energy

Our aggregate global energy spend in 2021 amounted to approximately $419 million broken down by type as follows:

•	Electricity – approximately $346 million

•	Natural Gas – approximately $56 million

•	Other (Propane; Liquid Petrol; Diesel; District Heat; Steam) – $17 million

As part of our sustainability and operational efficiency efforts, we are focused on optimizing energy use, which may result in savings in overall energy costs. However, as we continue to forecast growth in Sales and number of facilities over the medium-term, we anticipate that our aggregate energy consumption may increase. Accordingly, we are focused on becoming more energy efficient (measured by energy consumption relative to Sales) so that, at minimum, our rate of increase in energy consumption slows. In connection with our efforts to promote energy efficiency, we developed interim 2021 energy reduction targets for each of our Operating Groups, which aggregated to approximately 2% of our annual energy purchase based on MWh per USD of sales. We reduced our MWh per USD of sales by 4% in 2021 (compared to 2020) For 2022, each Operating Group has established new energy reduction targets for 2022 that range from 2% to 3.5% compared to the prior year.

Approximately 95% of our Divisions have active energy teams pursuing energy efficiency measures in their respective Divisions. These teams are supported at the corporate level by a Global Energy Team which helps identify and promote energy reduction initiatives, including through: training courses designed to promote strategies for reduced energy use; regional benchmarking sessions; regular communication through newsletters; an internal energy savings collaboration site; and best practice sharing.

Some of the incremental changes made by our Divisions to their facilities and processes to reduce our energy consumption and improve energy efficiency include:

•	Installation of LED lighting;

•	Equipment start-up/shut-down/idling procedures to achieve energy-savings during production downtimes;

•	Compressed air leak identification and repair initiatives;

•	Use of ceiling fans to blend air temperatures evenly within our operations;

•	Computer-controlled utility and HVAC systems to allow for improved performance and energy reduction;

•	Installation of energy metering and monitoring systems;

•	Door and dock seal repairs to reduce heat loss;

•	High efficiency chiller and compressor upgrades;

•	Integration of air economizers and heat recovery units into HVAC systems;

•	Software-managed and occupancy-sensor-controlled lighting and energy efficient lighting retrofits;

•	Use of solar panels at certain facilities;

•	Recovery of waste heat from certain processes for use in other areas;

•	Installation of variable frequency drives on motors and pumps; and

•	Participation in energy savings and incentives programs offered by utilities providers in some jurisdictions in which we operate.

Our efforts to reduce energy consumption and operate facilities on a more energy efficient basis forms part of our formal MAFACT system – the primary operational assessment audit tool used to support our World Class Manufacturing initiative. The MAFACT system establishes World Class standards for achieving operational efficiencies, identifies benchmarks and promotes best practice sharing among Divisions in Magna. The integration of energy management elements into a core operational assessment tool such as MAFACT is intended to reinforce the importance of energy management throughout the organization and help realize potential cost savings. In 2021, we completed energy projects across all of our Operating Groups which resulted in approximately 33,000 tons of CO2 equivalent in annual savings. Given the importance of energy optimization in meeting our carbon neutrality targets and to further incentivize our Divisions, we have established a separate approval category for energy efficiency and sustainability-related capital improvements. We have also developed a phased-in renewable energy strategy focused on Europe and the U.S. first, followed by the other markets in which we operate. In 2021, 100% of our energy purchase in Austria was from renewable energy sources and evidenced by renewable energy certificates. In the near – and medium-terms, adoption of renewable energy may increase our energy costs, but we are working to offset the impact of such increases through energy use reductions. While we currently have a few examples of renewable energy self-generation at certain of our facilities, self-generation is not a significant opportunity for us primarily since the vast majority of our facilities are leased.

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2.4.2 Water

We have implemented a 1.5% per year water reduction target, with the aim of reducing water use 15% by 2030, in each case referencing 2019 as the baseline year. While we are not a significant water user, achievement of water reductions would be expected to result in cost savings, potentially by offsetting (in whole or in part) any increase in the rates charged by applicable water utilities. Overall, we do not anticipate that any savings will be material.

2.4.3 Waste

We have also implemented a zero waste to landfill (“ZWTL”) target, with the aim of eliminating landfill-bound waste by 2022. Waste sent to landfill bears both an economic cost borne by us and an environmental cost borne by society as a whole. Although achievement of our ZWTL target will help reduce or eliminate the economic cost, we do not anticipate any such savings will be material.

2.5	Resilience

The automotive industry as a whole is investing in innovations aimed at adapting mobility products and service solutions to a lower carbon economy. The risk mitigation factors below in “Section 3 – Climate-Related Risks and Risk Mitigation” and initiatives to realize opportunities discussed in this Section of the Sustainability Report, together with factors addressed in “Section 4 – Our Business & Strategy” of our AIF, are expected to promote our ability to adapt and succeed in a lower carbon economy.

3.	Climate-Related Risks and Risk Mitigation

Magna maintains both top-down and bottom-up processes for identifying and assessing sustainability-related risks within the governance structure described in “Section 1 – Sustainability Governance at Magna” of this Sustainability Report. In order to fully understand the risks set out below, you should also carefully consider the risk factors set out in “Section 5 – Risk Factors” in our AIF.

3.1	Transition Risks and Risk Mitigation

3.1.1	Regulatory Policy Actions

Applicable near-term policy actions related to climate change generally fall into one of the following categories, each of which may have an indirect effect on Magna:

•

Average Fleet Emissions or Fuel Efficiency Regulations: governments in key auto producing regions have set challenging average vehicle fleet emissions or fuel efficiency targets which OEMs must meet, including the European Union, China and the U.S., as detailed below. We regularly monitor changes in regulation relating to emissions and fuel efficiency as part of our strategic planning processes:

European Union: E.U. regulations generally require OEMs to have achieved E.U. fleet-wide average emissions of 95g CO2/km by 2021, which corresponds to 4.1 litres/100 km of gas or 3.6 litres/100 km of diesel. Commencing in 2021, vehicle manufacturers with an average fleet economy in excess of the target must pay an excess emissions penalty for each vehicle registered within the E.U. The 2021 average emissions level forms the baseline for a further 15% fleet-wide average emissions reduction from 2025 onwards; and 37.5% from 2030 onwards. In addition, the E.U. is planning to aggressively increase such targets to a 55% reduction by 2030 and a 100% reduction by 2035, with the relevant (Euro 7) legislation currently expected to be passed in July 2022, with an implementation date of 2025. Penalties levied on non-compliant OEMs may be passed on to vehicle-buying consumers, which could impact demand for such vehicles and thus demand for Magna products supplied for such programs. Additionally, E.U. regulations contain incentives aimed at promoting the development of ZLEVs. The CO2 emissions targets applying to any particular OEM will be relaxed if its share of ZLEVs registered within the E.U. in any year exceeds 15% from 2025 onwards, and 35% from 2030 onwards.

China: In China, effective July 1, 2021, stringent China VI emissions regulations addressing particulate emissions were implemented, which could affect consumer demand for vehicles, or powertrain options for vehicles, that do meet the new emissions standard. For example, in 2019, one of our equity-accounted joint ventures in China experienced a significant drop in demand for one transmission model supplied to a Chinese OEM. One of the factors underlying the drop in demand was the fact that the transmission would not have met the China VI standard, had it been in effect at that time.

United States: In the U.S., the current administration issued an executive order with a non-binding target of 50% of all new vehicles sold in 2030 to be zero-emission vehicles, including battery electric, plug-in hybrid electric, or fuel cell electric vehicles. Subsequently, the U.S. Environmental Protection Agency (EPA) finalized new vehicle emissions standards for passenger cars and light-duty trucks with model years 2023-2026 which increase in stringency through that period, and would result in a fleetwide average fuel economy of approximately 40 mpg in 2026. More stringent emissions standards for model years 2027-2030 are expected to be introduced by the EPA in the near term. In addition, the U.S. National Highway Traffic Safety Administration (NHTSA) issued new corporate Average Fuel Economy (CAFE) standards - regulating how far our vehicles must travel on a gallon of fuel. The new CAFE standards for

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passenger cars and light trucks manufactured in model years 2024-2026, would increase fuel efficiency requirements by 8% annually (compared to 1.5% annually under previous standards) for model years 2024-2026 and increase the estimated fleetwide average fuel economy by 12 miles per gallon for model year 2026 vehicles, relative to model year 2021.

The tightening emissions standards in the European Union, China and the U.S. are intended to promote the transition to ZLEVs. OEMs have been spending significant sums in R&D in order to meet the higher regulatory standards. Although production of ZLEVs is accelerating due to regulatory requirements, to the extent that ZLEVs do not sell at the levels expected, production volumes may need to be reduced. Lower than forecast production poses a risk to our ability to recover pre-production expenses amortized in the piece- price of our product, as discussed above.

•

Phase-Out of New ICE Vehicles: In addition to more stringent fleet emissions and fuel efficiency standards, the number of national and subnational jurisdictions committing to, or accelerating existing commitments to, phase-out of the sale or registration of new ICE engines is growing. Several countries in Europe have set target dates by which only zero-emission passenger vehicle sales or registrations would be permitted, including:

•	2025: Netherlands; Norway

•	2030: Denmark; Iceland; Ireland: Germany; Slovenia

•	2035: Italy

•	2040: France; Spain

Moreover, once implemented, the new Euro 7 emissions standards discussed above, which would require 100% reduction in CO2 emissions would effectively ban the sale of new gasoline and diesel fueled vehicles in EU member countries by 2035.

The United Kingdom has accelerated its plans to phase out ICE passenger cars and vans, with all vehicles required to have a significant zero emissions capability (e.g. plug-in and full hybrids) from 2030, and be 100% zero emissions from 2035. Similarly, Canada has accelerated its mandatory phase out of ICE and diesel powered vehicles through a new regulation that requires all new sales of vehicles and light-duty trucks to be zero emissions by 2035; with interim targets for 2025 and 2030 expected to be introduced as well.

Given the long lead times for vehicle development such proposals and emerging regulation are expected to increasingly impact OEM and automotive supplier product planning and development this decade.

•

Vehicle Restrictions in Congested Urban Centres: municipal governments in a number of cities around the world have introduced restrictions on personal-use vehicles in congested urban centres, in an effort to reduce CO2 emissions and improve urban air quality. Examples of the types of restrictions include: car-free zones; toll charges; and use restrictions by license plate. Continued expansion of such initiatives could reduce the demand for personal-use vehicles, which could affect our profitability. As a result of measurable air quality improvements in many cities during COVID-19-related mandatory lockdowns/stay-at-home orders, an expansion of restrictions on personal-use vehicles in urban centres is likely.

We attempt to mitigate applicable policy risks relating to climate change-related regulation in a number of ways, including:

•	monitoring and evaluating global regulatory developments;

•	early-stage interaction with our OEM customers to understand their product priorities and regulatory compliance requirements;

•	in-house R&D, combined with investment strategies in technological start-ups; and

•	strategic planning processes at both Operating Group and Corporate levels, including Board oversight of strategic plans.

In terms of direct policy actions affecting our operations, we anticipate continued strengthening of environmental regulations related to industrial emissions and discharge of pollutants to air, water and ground. We currently face strict environmental regulations in the countries where we operate and have developed a global environmental management program in order to comply with or exceed regulatory standards. Our environmental management program is regularly updated to address changing environmental laws and regulations. Refer to “Section 4.1 – Environmental Stewardship” in this Sustainability Report for a description of the program.

In considering the potential impact of the above or other climate-related policy actions, readers are encouraged to review the following risk factors in “Section 5 – Risk Factors” in our AIF:

• Regional Volume Declines	• Market Shifts

• Consumer Take Rate Shifts	• Customer Purchase Orders

• Impairments	• Customer Pricing Pressure/Contractual Arrangements

• Changes in Laws	• Environmental Compliance

Over the medium-to long-term, carbon pricing initiatives may present a risk to our profitability. According to the World Bank, in 2021 there were 65 carbon pricing initiatives implemented or scheduled for implementation in 45 countries and 34 sub-national jurisdictions, which would cover emissions representing 21.5% of global GHG emissions. We are pursuing energy reduction measures and developing carbon neutrality strategies for our manufacturing facilities. However, over the medium- to long-term, carbon pricing initiatives could affect our profitability to the extent we are unable to implement cost-saving or energy reduction measures within a timeframe and/or at a cost which enables us to offset or avoid the cost of carbon pricing initiatives.

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3.1.2 Customer-Driven Policy Actions

A number of our OEM customers have set carbon-neutrality targets and are challenging Tier 1 Suppliers to support such targets. Some such OEM targets and expectations are more aggressive than our own carbon neutrality targets. In some cases, we are being asked to quote the supply of future programs based on 100% renewable energy use for production. Although we expect to meet or exceed our customers’ expectations, the inability to do so within the timeframes expected could result in the loss of some future business.

3.1.3 Climate-Related Litigation

We do not currently believe that climate-change related litigation represents a significant legal risk for us. However, if OEMs are adversely impacted by climate-change litigation, there is a possibility that Tier 1 automotive suppliers like Magna could face additional pricing pressure. Readers are encouraged to review the “Customer Pricing Pressure” risk factor in “Section 5 – Risk Factors” in our AIF.

3.1.4 Technology

Investments in automotive technologies that support the transition to ZLEVs can be significant, particularly in product areas such as battery systems for hybrid and EVs. While our product strategy does not currently include battery systems or other components which generate or store energy for ZLEVs, we have been awarded several battery enclosure programs and currently offer a range of electrified drivetrain products, hybrid dual-clutch transmissions (“HDTs”), dedicated hybrid transmissions (“DHTs”), as well as complete electric-drive (“e-Drive”) systems. We have also expanded our product offering into other areas relevant to ZLEVs, – for example, in conjunction with a joint venture partner, we can offer customers a complete EV platform. Our R&D spending for electrification solutions has been significant over the last few years and could continue to be in coming years as electrification-related technologies continue to evolve. Additionally, our OEM customers are making significant investments in the development of ZLEVs, which is impacting their profitability and could lead to increased pricing pressure on us.

As ZLEVs increase their proportion of the overall vehicle market over the medium – to long-term, we expect our sales of manual transmissions and traditional DCTs to decline, and sales of HDTs, DHTs and e-Drive systems to increase. The increasing adoption of electrified drivetrain solutions adversely impacts our AWD and 4WD businesses over the long-term, since it is possible to achieve AWD through the use of electric motors in hybrid or fully-electrified drivetrains. However, OEM product plans show mechanical AWD and 4WD programs extending out for approximately the next decade. We seek to offset displacement of mechanical AWD and 4WD systems through increased sales of electrified product offerings such as e-Drive systems.

Overall, we believe that the range of products we offer our OEM customers provides us with a competitive advantage and an effective hedge against the market uncertainties associated with the transition to ZLEVs. As illustrated below, a substantial majority of our products are “agnostic” with respect to the type of vehicle propulsion system used, and therefore remain relevant to ZLEVs:

In the case of drivetrain products, we view the know-how gained from our mechanical drivetrain expertise as being critical to our ability to deliver innovative electrified solutions that meet our customers’ needs. In addition to continuing to offer a range of mechanical and electrified drivetrain products, we aim to mitigate technology transition risks through:

•	early-stage interaction with our OEM customers to understand their product priorities and regulatory compliance requirements;

•	in-house R&D, combined with investment strategies in technological start-ups; and

•	strategic planning processes at both Operating Group and Corporate levels, including Board oversight of strategic plans.

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In considering the potential impact of the above or other climate-related policy actions, readers are encouraged to review the following risk factors in “Section 5 – Risk Factors” in our AIF:

• Intense Competition	• Changes in Laws

• Consumer “Take Rate” Shifts	• Market Shifts

• Emergence of potentially-disruptive EV OEMs	• Dependence on Outsourcing

• Customer Purchase Orders	• Impairments

• Restructuring Costs	• Customer Pricing Pressure/Contractual Arrangements

• Technology and Innovation	• Investments in Technology Companies

• Intellectual Property Risks

3.1.5 Market

Some of the risks impacting the market for our products in the transition to a lower carbon economy are described above under “Section 3.1.1 – Regulatory Policy Actions” and “Section 3.1.4 – Technology”. Additionally, there are potential risks to the demand for personal mobility vehicles, and thus for our products, from technology-driven shared mobility solutions such as ride hailing and ride sharing. To date, such shared mobility solutions have not had a material impact on the demand for new vehicles and no such adverse effect is expected in the near- to medium-term. In any event, our own strategy related to new mobility seeks to mitigate risks to our business and realize opportunities based on the breadth of capabilities we can offer new mobility customers.

Additionally, in order to enhance our understanding of potential shifts in consumer behavior, we conduct our own analysis of various factors that are expected to drive future personal and shared mobility trends, including through:

•

monitoring and analysis of social, digital, demographic, regulatory, industry, geopolitical and other trends which may create demand for and drive development of new automotive and mobility technologies;

•	review of academic research;

•	collection and screening of ideas submitted through innovation programs; and

•	early-stage interaction with our OEM customers and new mobility market entrants to understand their product priorities.

We do not currently anticipate long-term supply constraints on key commodities required by us in our business, including steel, aluminum or resin. However, production processes for steel and aluminum are carbon intensive, with relatively scarce supply of low-carbon alternatives. As the entire industry’s carbon-neutrality efforts increase, the price of low-carbon steel and aluminum may increase in the near- and medium-terms until the supply of low-carbon product is sufficient to meet growing demand. In the near- and medium-term, the increasing production of ZLEVs may also strain supplies of the rare earth minerals and other metals required for vehicle battery systems, which we do not supply, including nickel, cobalt and lithium used in EV batteries, copper for EV charging infrastructure and rare earth metals for EV motor magnets. However, such supply constraints could help spur the development of alternative battery technologies or low carbon fuels and/or promote technological breakthroughs that could facilitate market penetration of hydrogen fuel cell or other technologies. We intend to continue developing and offering solutions such as e-Drive systems which are neutral as to electric power source (battery or hydrogen fuel cell stack) in order to mitigate potential risks related to supply constraints of rare earth minerals or other commodities needed for current ZLEV power source technologies.

In considering the potential impact of market risks, readers are encouraged to review the following risk factors in “Section 5 – Risk Factors” in our AIF:

• Intense Competition	• Technology and Innovation

• Consumer “Take Rate” Shifts	• Market Shifts

• Supply Disruptions	• Dependence on Outsourcing

• Quote/Pricing Assumptions	• Customer Pricing Pressure/Contractual Arrangements

• Commodity Price Volatility	• Investments in Technology Companies

3.1.6 Reputation

Since light vehicles are contributors to global GHG emissions, Tier 1 suppliers like Magna may face reputational risks from participation in the automotive industry. Examples of such risk types include potential loss of business from sustainability-focused customers, reduced investor demand for our shares, and challenges attracting talent. A number of our OEM customers are embedding sustainability criteria in their sourcing decisions and could reduce purchases from us if they perceive Magna to lag other suppliers with respect to sustainability. Stakeholders, including investors and employees, as well as prospective employees are increasingly focused on companies’ sustainability efforts. Investors may sell shares of investee companies perceived to be less sustainable. In addition, millennial and other components of the workforce want to work in companies they perceive as sustainable, making it difficult for companies to attract such talent if the company is perceived as lagging in sustainability. However, OEMs and Tier 1 Suppliers have been proactively adapting to climate change and transitioning to a lower carbon economy, as evidenced by the significant spending on R&D and technological innovation to reduce CO2 emissions, particularly through electrification and powertrain efficiency, as well as the setting of carbon neutrality targets in their own operations. At the same time, particular OEMs may be viewed as more or less sustainable based on their sustainability strategies and commitment to transitioning to a lower-carbon economy. Equally, particular vehicle models or even entire vehicle segments may be perceived to be more or less sustainable. As a supplier of a broad range of systems to all major OEMs, we do not anticipate any consequences to our

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reputation by virtue of the fact that we may supply to any particular OEM, vehicle or vehicle segment. In any event, we believe that our R&D and technological innovation, which is focused on lightweighting, improved fuel economy and lower emissions, together with our sustainability strategy, including our carbon neutrality commitments, serve to mitigate potential reputational risks.

3.2	Physical Risks and Risk Mitigation

3.2.1	Acute

With the increased frequency and severity of extreme weather events associated with Climate change, including floods, windstorms, wildfires, tornados, tsunamis, hailstorms and other natural weather hazards, we face the risk that such an event could cause significant damage to one or more of our facilities or those of our customers and/or sub-suppliers. While our primary concern in an acute climate event affecting one of our facilities would be the safety and well-being of our employees, property damage and business interruption would represent the primary financial risk.

An acute climate event that significantly damages one of our facilities, could disrupt our production and/or prevent us from supplying products to our customers. Such an event could lead to us incurring a number of costs, many of which may be unrecoverable, including: costs related to the physical repair of any damage to our facility; costs related to premium freight or re-sourcing of supply; penalties or business interruption claims by our customers; loss of future business and reputational damage; and higher insurance costs going forward.

Extreme climate events could also disrupt supply chains for the entire industry over the near-, medium- and long-term. For example, a rare and extreme storm impacted the U.S. state of Texas in February 2021 disrupting oil production and thus supplies of resins and materials required for automotive seating. Such events can cause shortages of critical materials, which in turn drives prices higher. Efforts to mitigate the impact of such events often result in higher near-term costs until disruption of the affected material has been resolved, due to factors such as premium freight costs for substitute materials. As the frequency of such events increases, we may be forced to maintain higher inventories of various materials and components required for production, to minimize potential disruptions.

We maintain a global property risk control program to support our efforts to mitigate risks to our employees’ safety, physical property risks and potential for business interruption due to extreme weather events, including hurricanes, tornadoes, flooding and earthquakes. The program, which includes risk engineering with support from a third party property risk engineering consulting firm, includes the following elements to promote the physical resiliency of our facilities and minimize the risk of disruption to our operations: pre-screening of facility site selection; acquisition risk assessments; periodic facility inspections; facility construction design review and recommendations; and training and education. In certain circumstances, the program extends the risk assessment to our direct suppliers by identifying and evaluating potential exposures to our direct supply chain (including natural hazards) which could disrupt business operations. Where such supply chain exposures are identified, a more detailed assessment may be performed to better understand the supply chain risk, including further on-site assessment, where practicable.

In considering the potential impact of acute physical risks, readers are encouraged to review the following risk factors in “Section 5 – Risk Factors” in our AIF:

• Supply Disruptions	• Legal and Regulatory Proceedings

• Regional Energy Shortages	• Climate Change Risks

An extreme weather event that damages any of our manufacturing Divisions and results in injuries or fatalities among employees at such Division could have a material adverse effect on our reputation and could result in legal claims being brought against us.

Climate change considerations may impact the availability of and premiums for insurance coverage in general, and in particular, for properties in high-risk locations. Additionally, we may need to self-insure a higher level of risk, which could result in a material adverse effect on profitability in the event of an extreme weather event which causes damage to one or more of our facilities.

3.2.2	Chronic

As part of our property risk control program, we have retained an advisor to map our global footprint against identified earthquake zones, wind exposed/hurricane zones, flood exposed zones, wildfire zones and areas with low water security, in order to assist us with footprint planning, as well as our understanding of, and efforts to address, potential risks associated with such types of natural catastrophes. This footprint mapping exercise provides the following conclusions:

•

Property Risk Concentrations: There are ten geographic regions (in Austria, Canada, Germany, Mexico and the U.S.) in which we have concentrations of property/asset risk, meaning multiple locations within a 35 km radius, and comprising approximately 45% of the total insured value (“TIV”) under our property risk program. All of the regions of concentrated property/asset value are considered to be “Low” seismic hazard zones and are not exposed to tropical cyclones.

•

Seismic Zones: We have operations in Austria, Germany, Slovenia, Slovak Republic, Morocco, India, Turkey, Japan, Italy, U.S., Romania, China and Mexico comprising 5.85% of the TIV under our property risk program, which are located in regions of “Moderately High” or greater seismic hazard. None of our operations are in regions where the seismic hazard is considered “Extreme”.

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Tropical Cyclone Zones: Operations in certain parts of Mexico, Japan, China, India, Korea and the U.S. comprising 7.0% of the TIV under our property risk program are located in hurricane risk Zone 1 to Zone 5, as per Munich Re’s Natural Hazards Assessment Network (NATHAN) categorization. TIV by Tropical Cyclone Zones are as follows:

Munich Re (NATHAN) Tropical Cyclone Zone	Proportion of TIV
Zone 5: > 300 km/h	NIL
Zone 4: 252-300 km/h	<0.01%
Zone 3: 213-251 km/h	0.40%
Zone 2: 185-212 km/h	0.40%
Zone 1: 142-184 km/h	2.4%
Zone 0: 76-141 km/h	22.3%
No hazard	74.3%

•

Flood Zones: Flood risk is typically categorized as 50-year, 100-year, 200-year and 500-year flood risks. Definitions of these categories based on Swiss Re’s CatNet Global Flood Zone (GFZ) categorization and the proportion by TIV of our facilities that fall within a five kilometre radius for each category are as follows:

Category	Flood Probability	Proportion of TIV within 5 km Radius
50 year	1 in 50 (2%) chance of occurring in a year	1.6%
100 year	1 in 100 (1%) chance of occurring in a year	4.4%
200 year	1 in 200 (0.5%) chance of occurring in a year	4.1%
500 year	1 in 500 (0.2%) chance of occurring in a year	4.8%

Climate change is associated with a rise in sea levels, which places properties located within a five kilometre radius of the current coastline at risk of coastal flooding. A total of 13 of our Divisions are located five kilometres or closer to a coastline and thus may be at higher risk from the effects of climate-change related sea rise:

No. of Divisions	Location(s)	Body of Water
2	Michigan, U.S.	Lake Michigan
1	Ohio, U.S.	Lake Erie
1	Ontario, Canada	Lake Ontario
1	Liverpool, U.K.	River Mersey
1	Bordeaux, France	Garonne River
1	Livorno, Italy	Ligurian Sea
1	Bari, Italy	Adriatic Sea
1	Golcuk Izmit, Turkey	Lake Sapanca
1	Tangier, Morocco	Atlantic Ocean
1	Guangzhou, China	Huangou River
1	Hangzhou, China	East China Sea
1	Taizhou, China	East China Sea

•

Wildfires: Only 2% of our Divisions (located in Argentina, Brazil, Mexico, Serbia and Spain), representing approximately 1% of TIV, are considered as being exposed to significant wildfire risk due to reduced precipitation (drought) conditions.

•	Water Security

Water scarcity is a chronic condition in a number of regions of the world, and it is expected to be amplified due to the effects of climate change. As part of our PRM program we conducted an assessment of water security risk in 2021. Water security suggests the reliability/ security of an acceptable quantity and quality of water, since water is a critical input in many production processes as well as the lifeblood of sprinkler protection systems. A reduction or failure of water supply could cause a significant impact on operations in the affected region. The methodology for determining water security exposure was based on the “Baseline Water Stress” 4 of the World Resources Institute (WRI) Aqueduct Global Maps 3.0, that measures the ratio of water withdrawals to available renewable surface and groundwater at the catchment scale. Water withdrawals include domestic, industrial, irrigation, and livestock consumptive and non-consumptive uses. Available renewable water supplies include the impact of upstream consumptive water users and large dams on downstream water availability. The

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indicator used is calculated by inverting the “Baseline Water Stress” scores and converted to a 0-100 scale to represent “Water Availability” as a percentage. Low values represent water stressed areas, due to either high water withdrawals or low water supplies.

Our assessment showed that we have 61 locations in regions deemed to have “low” water security, comprising approximately 14% of TIV. The assessment indicated exposure locations in China, Germany, India, Italy, Mexico, Spain and the United States. However, Mexico represents the most significant region for us in terms of exposure to water security risk as 29 of the 61 locations (48%) are located in Mexico, representing approximately 70% of the TIV in low water security regions. While we currently attempt to mitigate the impact of water scarcity risks through water reduction and re-use activities, including the use of treated waste water for irrigation of green areas on a site, the water security analysis will be used for additional discussions with our risk engineering consultant, including potential additional recommendations for action plans to mitigate water security risks in the affected regions.

In considering the potential impact of chronic physical risks, readers are encouraged to review the following risk factors in “Section 5 – Risk Factors” in our AIF:

• Supply Disruptions	• Regional Energy Shortages

• Climate Change Risks

4.	Non-Climate Elements of Sustainability

4.1	Environmental Stewardship

250+ FACILITIES ISO 14001 CERTIFIED 25+ FACILITIES ISO 50001 CERTIFIED

Magna strives to be an industry leader in health, safety and environmental practices in all operations through technological innovation and process efficiencies to minimize the impact of our operations on the environment and to provide safe and healthful working conditions. In furtherance of this objective, Magna’s Health, Safety and Environmental Policy (“HSE Policy”) commits to, among other things:

•  complying with, and exceeding where reasonably possible, all applicable health, safety and environmental laws, regulations and conforming with our internal standards based on generally accepted environmental practices and industry codes of practice;

•  regularly evaluating and monitoring past and present business activities impacting on health, safety and environmental matters;

•  improving the efficient use of natural resources, including energy and water;

•  minimizing waste streams and emissions;

•  implementing environmental sustainability targets as defined in the Magna Environmental Principles;

•  utilizing innovative design and engineering to reduce the environmental impact of our products during vehicle operation and at end of life;

•	ensuring that a systematic review program is implemented and monitored at all times for each of our operations, with a goal of continuous improvement in health, safety and environmental matters; and

•	reporting to the Board at least annually.

The full text of the HSE Policy is located on Magna’s website (www.magna.com).

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4.1.1	Environmental Compliance

Magna is subject to a wide range of environmental laws and regulations relating to emissions, soil and ground water quality, wastewater discharge, waste management and storage of hazardous substances. Magna maintains a global environmental program which consists of both internal and third party audits and inspections of our facilities for compliance with local regulations, internal corporate environmental requirements and industry best practices as detailed below:

General environmental awareness training is provided to employees by Division management as well as Magna’s Environmental Department as part of ISO 14001 certification compliance. In addition, Magna’s Environmental Department holds regular conferences for representatives of our manufacturing facilities in order to:

•	reinforce Magna’s commitment to environmental responsibility;

•	communicate changes in local and regional regulations; and

•	share best practices with respect to environmental protection, compliance and sustainability initiatives.

4.1.2	Hazardous Waste and Industrial Emissions

We operate a number of manufacturing facilities that use environmentally-sensitive processes and hazardous materials. We believe that all of these operations meet, in all material respects, applicable governmental standards for management of hazardous waste and industrial emissions. Occasionally our operations may receive a notice of violation or similar communication from local regulators during routine reviews. We have in the past and will continue in the future to address any such notices promptly. Based on our preliminary data, approximately 7% of the aggregate waste generated by Magna in 2021 was hazardous. We attempt to reduce the amount of hazardous waste that ends up in secure landfills through: recycling, reuse or energy recovery initiatives. Approximately 90.5% of the hazardous waste generated by Magna in 2021 was diverted from secure landfills through such initiatives.

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4.2	Fairness and Concern for Employees

4.2.1  Our Commitment to Magna Employees

We are committed to an operating philosophy based on fairness and concern for people. This philosophy is part of our “Fair Enterprise” culture in which employees and management share in the responsibility of ensuring our company’s success. Our Employee’s Charter, a foundational document in our business, sets out this philosophy through the following principles:

•  Job Security – Being competitive by making a better product for a better price is the best way to enhance job security. Magna is committed to working together with employees to help protect their job security. To assist employees Magna will provide job counselling, training and employee assistance programs.

•  A Safe & Healthful Workplace – Magna is committed to providing employees with a working environment which is safe and healthful.

•  Fair Treatment – Magna offers equal opportunities based on an individual’s qualifications and performance, free from discrimination or favouritism.

•  Competitive Wages & Benefits – Magna will provide employees with information which enables them to compare their total compensation, including wages and benefits, with those earned by employees of their direct competitors and local companies their Division competes with for people. If total compensation is found not to be competitive, it will be adjusted.

•  Employee Equity & Profit Participation – Magna believes that every employee should share in the financial success of the company.

•  Communication & Information – Through regular monthly meetings between management and employees, continuous improvement meetings and through various publications and videos, we keep our employees informed about company and industry developments. We also conduct regular employee opinion surveys to help facilitate employee engagement and to receive valuable feedback from employees to help drive continuous improvement.

•  The Hotline – Should an employee have a problem, or feel the above principles are not being met, we encourage them to contact the Hotline to register their complaint(s). Those using the Hotline do not have to give their name, but if they choose to do so, it will be held in strict confidence. Hotline Investigators will respond to those using the Hotline. The Hotline is committed to investigating and resolving all concerns or complaints and must report the outcome to Magna’s Global Human Resources Department. We also maintain a confidential and anonymous whistle-blower hotline for employees and other stakeholders that is overseen by our Audit Committee. See Section 4.5 – “Corporate Ethics and Compliance” below for further details.

We also maintain a Global Labour Standards Policy, which codifies our existing practices consistent with our Fair Enterprise culture. This Policy provides a framework for our commitment to fundamental human rights and international standards that help support positive labour relations. In particular, the Global Labour Standards Policy sets out key commitments with regard to:

•  maintaining respectful work environments where our employees feel safe and welcome, with opportunities for personal and professional growth;

•  promoting the importance of diversity, inclusion and respect for one another, regardless of personal differences;

•	not tolerating harassment of any kind, including physical, sexual, psychological or verbal abuse;

•

ensuring employees do not face discrimination in accordance with the protections afforded by applicable law, including discrimination based on race, nationality or social origin, colour, sex, religion, gender identity, disability or sexual orientation;

•	condemning child labour;

•	rejecting forced or compulsory labour;

•	maintaining safe and healthy workplaces; and

•	providing employees with appropriate rest and leisure time.

We publish a Slavery and Human Trafficking Statement setting out the steps Magna has taken to address the risk of slavery and human trafficking in our operations and supply chain. The statement can be found in the “Financial Reports & Public Filings” section of our website, at www.magna.com.

Our commitment to our employees continued to garner recognition, including:

•	U.S.: Forbes – Best Employers

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•	Germany: Financial Times – Diversity Leader

•	Canada: Universum – Most Attractive Employers

•	China: 51job – Top 100 Excellence Employer of China

4.2.2	Actions to Protect Employee Economic Well-Being in response to COVID-19

COVID-19 continued to disrupt production in 2021, through increased absenteeism and occasional temporary layoffs of employees. To minimize the economic impact felt by our employees, we took a number of steps, including:

•	maintaining employee benefits coverages through the temporary layoff period;

•

providing additional flexibility regarding compensated days available to employees during periods of downtime through utilization of accrued vacation days, and other types of paid leave, where possible;

•	temporarily modifying our existing disability and sick leave plans to help provide coverage during periods of required quarantine, isolation and contact tracing;

•	providing free access to rapid COVID-19 testing; and

•	providing regular communication to employees, including with respect to Company programs to support their physical and mental health needs.

4.2.3	Collective Rights

We are committed to providing workplace environments that promote the dignified, ethical and respectful treatment of our employees, as reflected in the standards contained in our Global Labour Standards Policy and our Code of Conduct and Ethics (“Code”).

Our Global Labour Standards Policy articulates our respect for employees’ right to associate freely and to choose for themselves whether or not they wish to be represented by a third party in accordance with local laws. Employees at: four of our Canadian Divisions are covered by collective agreements between Magna and Unifor; seven of our Divisions in the United States are represented by the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (UAW); a number of our Divisions in China, India, Mexico and the United Kingdom are currently covered by collective bargaining agreements with various unions in these jurisdictions; and employees in a number of our Divisions across continental Europe are covered by national industry-wide tariff agreements relating to compensation and employment conditions and are also members of in-house employee associations, works councils and/or trade unions.

4.2.4	Fairness Committees and Employee Advocates

As a further example of our Employee’s Charter principle of Fair Treatment, we maintain Fairness Committees in many of our North American and European manufacturing facilities, as well as at various manufacturing facilities in India and China. These Fairness Committees enable employees to have many of their concerns resolved by a peer review committee comprised of both management and fellow employees. Most of our North American manufacturing facilities also have an Employee Advocate who works with our employees and management to help ensure that any concerns that arise in the workplace are addressed quickly and in accordance with our Employee’s Charter, Global Labour Standards Policy and Operational Principles.

4.2.5	Leadership Development / Talent Management

We have implemented, and continue to enhance, our Leadership Development System to help identify, train and develop future leaders with the skills and expertise needed to manage a complex, global business. We have also based our talent management strategy on our current business objectives and strategy and our understanding of the transformation taking place in the automotive industry. Given that an effective workforce will increasingly be required to be lean and digitally adept, we are focused on building such a workforce through attraction and recruitment, professional development, succession planning, promoting diversity and inclusion and preservation of our Fair Enterprise culture.

2021 was a year marked by the seamless transition of Magna’s leadership from Donald J. Walker to Seetarama S. Kotagiri. During 2021, Magna’s leadership development and succession planning processes were also drawn upon to facilitate other significant senior leadership role successions, such as the promotion of Vincent J. Galifi from Chief Financial Officer to President, Patrick W.D. McCann from Senior Vice-President, Finance to Chief Financial Officer, as well as Anton Mayer from Executive Vice-President, Research & Development to Chief Technology Officer, all effective as of January 1, 2022.

4.3 Diversity and Inclusion in our Workplaces

Magna is committed to attracting, retaining and developing under-represented talent across the globe. In order to pursue this commitment, Magna’s identified strategic pillars for Diversity and Inclusion (“D&I”) success are reviewed by our Executive Management with the Chairs of our Diversity and Inclusion (DI) Council. Periodic updates are provided to the Board of Directors about how the company is progressing the D&I strategy.

Our key D&I priorities are as follows:

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4.3.1	Creating an Inclusive Workplace

Our employees are critical stakeholders in our business. We believe the principle of Fair Treatment, outlined in our Employee’s Charter – one which we reinforce through employee meetings, training and communications – has been a key element in fostering an inclusive workplace at Magna. Any employee who feels that we are not living up to the principles of the Charter can seek redress through the Magna Hotline.

We seek to abide by all applicable labour and employment laws, including those prohibiting discrimination and harassment and those providing for the reasonable accommodation of differences. We are committed to providing equal employment and career advancement opportunities, without discrimination based on sex, race, ethnic background, religion, disability or any other personal characteristic protected by law. This is addressed in our Code documentation and training, which all Magna employees must complete.

4.3.2	Promoting Awareness

Our Executive Management continues to reinforce the importance of an inclusive and diverse organization. We continue to roll out facilitated workshops to all leadership levels to better equip leaders with tools and resources to drive inclusive behaviour. We also initiated “listening sessions” to understand racial barriers and issues faced by diverse employees. We promote and embed diversity through our talent attraction and management processes. We have also implemented diversity and inclusion training for certain employees and have made various D&I tools and resources available for all employees. To further advance our D&I progress, we have implemented three employee-led, volunteer resource communities: Race & Ethnicity (EDGE); LGBQT+ and Allies (PRIDE); and the Women’s eXchange. These communities support the execution of Magna’s D&I strategy, raise awareness and help foster a more inclusive environment. By the end of 2022, a fourth employee resource community will be launched focusing on young professionals. The employee resource communities provide, among other things, opportunities for mentoring and career development.

4.3.3	Leveraging Strategic Partnerships

We continue to enhance our capabilities by working with diversity and inclusion thought leaders, associations and non-profit organizations dedicated to the advancement of women, racial minorities and employees of diverse backgrounds; promotion of inclusive work cultures; as well as strategies and actions to address the needs of a diverse workforce. These partnerships also help us to benchmark our activities and progress, as well as provide insight into best practices and emerging topics for our D&I agenda. Recognizing the importance of improving gender diversity within key technical career streams and to support the development of the next generation of the talent in science, technology, engineering and mathematics (STEM), we have formed strategic partnerships with a number of organizations that promote gender diversity in technical career streams. Our current strategic partnerships include: Build a Dream; Centre for Automotive Diversity, Inclusion & Advancement (CADIA); Catalyst; Engineers Canada; FIRST Robotics – Girls in STEM; Gartner, Inc.; her Career; Institute of Electrical and Electronic Engineers (IEEE); Inforum; KnowledgeStart; Ontario Society of Professional Engineers; Society of Automotive Engineers (SAE) International; The Art of Leadership for Women; The Knowledge Society; Women in Automotive; Women in Manufacturing; and Women’s Executive Network (WXN). We also participate in various automotive advisory groups to ensure the focus on Diversity and Inclusion in the industry remains strong.

4.3.4	Gender Diversity

We are continuing to progress our agenda to increase the number of women in Magna. On a global basis, approximately 27% of the employees in our wholly-owned operations are women. A total of approximately 4,300 employees in our wholly-owned operations occupy critical roles with 705 of such employees, or 16%, being women. Both the percentage of women in our wholly-owned operations, and the percentage of women in critical roles increased slightly from the previous year. Underrepresentation of women in our workforce is most pronounced in IT, operations and product engineering career streams, which is a consistent trend throughout the automotive industry. We recognize that there are improvements to be made and we are pursuing strategies to accelerate the progression of women, in director and managerial level roles, and in our most critical operational and technical roles, where there is the greatest level of underrepresentation.

As part of our succession planning program we continue to identify high-potential, diverse talent candidates and implement accelerated development plans to support their progression to advanced roles. During talent and succession discussions, there is an increased level of focus on the number of women and diverse candidates nominated into each of our succession pools.

In addition, the Board as a whole continues to advocate for improved gender representation and other diversity in leadership and other critical roles, as well as STEM career streams. In addition to their strong advocacy, the female directors of the Board, currently representing 38% of our Board of Directors, have also sought opportunities to mentor and share their experiences with the company’s high-performing female employees. Recognizing the important example set by the Board with respect to its own composition, the Board has adopted a Board Diversity Policy (located in the Board Charter) targeting gender parity by December 31, 2023, subject to a minimum of not less than 30% female director prior to that time. Consistent with the recommendations of the Canadian Coalition for Good Governance, gender parity will be achieved if the balance between male and female directors ranges between 40% and 60% over a rolling three-year timeframe.

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4.4	Occupational Health and Safety

4.4.1	Actions to Protect Employee Health and Safety in Response to COVID-19

In response to COVID-19, we developed and implemented COVID-19 protocols, assessment tools and guidance documents to support our objective of responsibly managing the health and safety of our employees. In 2020, we developed and implemented a “Smart Start Playbook”, a guide which includes a streamlined set of checklists and practical recommendations based on guidelines from the Centers for Disease Control and Prevention, as well as the World Health Organization. Our medical and health and safety staff continue to comply with applicable legal requirements and coordinate with public health authorities, as well as the medical directors of our OEM customers. Lessons learned, insights gained and best practices developed continue to assist us in managing the evolution of the COVID-19 pandemic, including the emergence of newer and more highly transmissible variants. In 2021, the development and availability of vaccines and testing became a key element of the Playbook, which included significant efforts to communicate with employees regarding the benefits of vaccination to minimize transmission, facilitate a safe work environment, and protect employees and the communities in which they live. In many of our operating jurisdictions, we established vaccination clinics, taking into account country specific requirements to provide employees and their family members accessibility to vaccines.

4.4.2	Health and Safety Standards and Compliance

Our commitment to providing a safe and healthful work environment is fulfilled through a regular program of health and safety audits and inspections of our global facilities. These audits and inspections cover health, safety, industrial-hygiene, industrial ergonomics and emergency preparedness policies and action plans. Audits are designed to address documentation requirements, while inspections assess physical hazards. Audits and inspections are conducted on-site and followed with a report requiring the facility to develop an action plan to address deficiencies or best practices. The action plans are reviewed quarterly by senior Operating Group management.

The compliance program incorporates international and regional standards, including: ISO 45001, Canadian Standards Association (CSA), American National Standards Institute (ANSI), Conformité Européenne (CE), as well as country-specific standards. Audits and inspections are conducted by specialists with knowledge of Magna’s standards and country-specific requirements. Legislative changes, accident trends and changes to industry standards are incorporated into the program as part of the annual review of the program and updates of audit requirements are conducted every three years. The key elements of the program are detailed below:

Our Health and Safety Department holds regular conferences with representatives of our Divisions to reinforce our commitment to providing a safe and healthful work environment, as well as to share best practices with respect to occupational health and safety. An employee who believes we have not fulfilled our promise to provide a safe and healthful working environment can seek redress through the Magna Hotline.

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4.4.3	Ergonomics Program

A key program for supporting employee well-being is our ergonomics program which aims to reduce the risk of musculoskeletal injuries. Managed by each Division’s ergonomic committee and with the support and guidance of corporate ergonomists, the program regularly evaluates Division performance against a set of established criteria.

4.5	Corporate Ethics and Compliance

4.5.1	Code of Conduct and Ethics

We are committed to conducting business in a legal and ethical manner globally. Our Code, which applies equally to all of our directors, executive officers and employees, articulates our compliance-oriented values and expectations. The principles of the Code have been and continue to be reinforced by our Chief Executive Officer, Executive Management, Operating Group management and the Board.

The Code addresses standards of conduct in a number of specific areas, including:

•	how to report suspected violations of the Code, and prohibiting retaliation against employees who report such violations in good faith.

•	respect for human rights, diversity and inclusion;

•	conducting business with integrity, fairness and respect;

•	giving and receiving gifts and entertainment;

•	complying with all laws and regulations, including anti-corruption/bribery and antitrust/competition laws;

•	lobbying and political contributions;

•	full, accurate and timely public disclosures, including financial reporting;

•	prohibiting insider trading;

•	environmental responsibility;

•	occupational health and safety;

•	managing conflicts of interest;

•	careful communication, and protecting confidential and personal information; and

•	compliance with related corporate policies.

The Code, which is disclosed on the corporate governance section of our website (www.magna.com) and posted on our employee intranet in 26 different languages, is reviewed regularly with all amendments approved by the Board. We have also supplemented the requirements of the Code through the adoption of policies covering specific topics, including: bribery and improper payments, tooling practices, gifts and entertainment, anti-retaliation, careful communication, conflicts of interest, sanctions and trade embargoes, antitrust and competition, and the conduct of internal ethics investigations (all of which are also available on our website (www.magna.com)).

4.5.2	Ethics and Legal Compliance Program

In order to help our employees understand the values, standards and principles underlying our Code, we have implemented an ethics and legal compliance (“ELC”) program overseen by the Audit Committee, which includes training of employees (both web-based training and live through an online classroom platform).We have also developed specialized compliance training modules which target specific functional audiences and high-risk regions. In addition to providing training on ELC topics generally, these specialized programs are designed to be interactive and incorporate real-life scenarios and exercises, which we believe amplify our compliance expectations and resonate more powerfully with participants.

The global implementation of the ELC program is supervised by the Magna Compliance Council (“Compliance Council”), a body that includes key corporate officers representing our finance, legal, human resources, operations, internal audit, sales and marketing, IT and ELC functions. The Compliance Council is tasked with, among other things, providing overall direction for our compliance program, approving key initiatives and ensuring that the required elements of our compliance program are being carried out globally by our cross-functional Operating Group Compliance Committees.

In March 2022, Magna was selected as a 2022 World’s Most Ethical Companies honoree by Ethisphere, a global leader in defining and advancing standards of ethical business practice.

35,500
employees completed
annual Code of Conduct
e-learning in 2021
100%
of customer facing
employees completed antitrust
training since 2015
204,000
new employees have
received compliance
onboarding since 2015

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4.5.3	Magna Hotline

The Magna Hotline is a whistle-blower hotline. The Hotline is confidential and reporters can remain anonymous (except where local law requires disclosure of a reporter’s identity), and is available for employees and other stakeholders such as customers and suppliers to make submissions by phone or online at any time in 27 languages. Submissions are received and tracked by an independent third party service provider. Non-HR submissions to the Magna Hotline are reviewed by our Internal Audit Department and, when appropriate, an investigation is conducted in accordance with our Policy on Internal Ethics Investigations. Investigations are conducted by Magna’s Internal Audit Department, Corporate Security team, In-House lawyers and/or external counsel (where applicable). We maintain an Investigations Oversight Committee, a sub-committee of the Compliance Council, which meets quarterly (and on an ad hoc basis, as needed) to review such investigations to ensure consistency of discipline and promote early awareness and oversight. The Audit Committee receives quarterly presentations from the Vice-President, Internal Audit regarding Magna Hotline activity and details of ELC, fraud, financial reporting and other non-HR-related reports.

4.6	Data and Cybersecurity/Privacy

4.6.1	Enterprise Cybersecurity

Our enterprise cybersecurity strategy was developed by our Information Security, Risk and Compliance Department (“ISRC”) which ultimately reports to our EVP and Chief Digital and Information Officer. The strategy has been designed using guiding principles from our Code as well as enterprise risk considerations and aligns with industry standards including the National Institute of Standards and Technology, relevant ISO standards, and applicable customer requirements. Our Board has risk oversight responsibility for Magna’s enterprise IT/information security systems and cybersecurity program and receives reports regarding the program at periodic meetings.

Our cybersecurity initiatives are based on five key considerations:

•	Identify – develop an organizational understanding of cybersecurity risk to systems, people, assets, data, and capabilities;

•	Protect – develop and implement appropriate safeguards to ensure against cybersecurity risk and continue to deliver critical services;

•	Detect – internal and external 24 × 7 monitoring of all information traffic for cyber-attacks, including ransomware and other malware;

•	Respond – our Security Operations Centre has appropriate incident response plans/processes and the necessary resources and expertise to respond to detected threats; and

•	Recover – our Security Operations Centre works with IT operations to recover as quickly as possible by rebuilding affected systems and restoring data back-ups.

We are committed to working with our customers and other stakeholders to ensure that appropriate cybersecurity standards and requirements are continually monitored and implemented as required. In addition, we ensure that we comply with all governmental rules and regulations regarding cybersecurity or privacy regulations (such as GDPR as defined and detailed below), which directly affect cybersecurity requirements. Our selection process for third party (e.g. Cloud-based) services includes a due diligence approach that ensures that such services are evaluated using industry standard security assurance approaches to assess and address the risks associated with third party technology services and aligns with our overall approach to cybersecurity.

We regularly evaluate and adjust our information security management strategy based on a variety of considerations including risk assessments, continuous monitoring and periodic independent cybersecurity maturity evaluations. This enables the ISRC to identify and prioritize responses to residual risk arising from changes to our business or the ever-changing threat landscape. Magna has developed and implemented centralized enterprise cybersecurity policies, compliance measures, as well as training and awareness programs designed to ensure that our cybersecurity strategy is executed to minimize our exposure.

Governance of cybersecurity over our shared global telecommunications and computer infrastructure is centralized under the ISRC. The ISRC facilitates identification of our risk exposures and mandates the implementation of appropriate security controls. We have processes in place to ensure that our IT systems receive appropriate upgrades, including patching and other protective measures, in a timely manner.

4.6.2	Product-Embedded and Solution Software Cybersecurity

In addition to the above centralized initiatives, our decentralized operating model assigns cybersecurity accountability to our Operating Groups with respect to risk/security issues inherent in products. However, the ISRC provides various standards-based approaches to assist our Operating Groups in assessing their respective product cybersecurity risk and maturity. From this assessment, our Divisions and Operating Groups are then able to determine appropriate cyber solutions that may be required. Our Technology Committee supports the Board through the committee’s risk oversight responsibility for Magna’s product-embedded or solution software cybersecurity.

4.6.3	Privacy

Magna is committed to preserving the privacy of our stakeholders in accordance with applicable laws. Our Code articulates our approach to the privacy of our employees and protection of their personal information. We only collect, use and disclose personal information for legitimate business or employment purposes, as required by law, or with an individual’s consent. In addition, like any other asset, confidential information which includes trade secrets and proprietary information is a valuable part of our business and we aim to safeguard it.

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Magna has established a data privacy organization and program in our divisions in the European Union, as well as Brazil, Thailand and China. The program includes the issuance of policies and procedures, employee training, gap assessments and the implementation of a data privacy management system.

In addition to our general privacy and confidentiality commitments, our Global Data Privacy Policy (the “Privacy Policy”) has been established. The Privacy Policy is designed to guide our compliance with, among others, the EU General Data Protection Regulation (“GDPR”), China’s Personal Information Protection Law (“PIPL”), the Brazilian General Data Protection Law (“LGPD”) and Thailand’s Personal Data Protection Act (“PDPA”).

The Privacy Policy sets out general data protection principles, responsibilities of data controllers and processors, circumstances under which personal data can be transferred, rights of data subjects and actions that must be taken in case of data breach, as well as addressing data retention periods. The Privacy Policy is accompanied by a variety of formal and comprehensive procedures, developed and overseen by our Compliance Council.

A training program has been implemented to address general data privacy awareness for all employees and provide more specific rules for those employees who are handling personal data as part of their daily work. Finally, those employees across our organization responsible for handling privacy requests by data subjects or for addressing data breaches have been provided with the tailored training and resources to carry out such responsibilities.

Furthermore, Magna continues to monitor legislative and regulatory developments in the fast-changing data privacy landscape in other regions with Magna operations.

4.7	Supply Chain Responsibility

4.7.1	Supplier Code of Conduct

We have introduced a Supplier Code of Conduct and Ethics (“Supplier Code”) which outlines the principles we apply internally at Magna through our Code, as well as expectations we have for every company that supplies goods or services to Magna, relating to, among other things:

•

ethical business conduct, such as compliance with antitrust/competition, anti-corruption/bribery and export controls laws; conflict minerals reporting; avoidance and reporting of conflicts of interest; and protection of Magna intellectual property and confidential information;

•	employee rights, including those rights set out in our Employee’s Charter, Global Working Conditions and Global Labour Standards Policy; and

•	environmental responsibility and compliance.

The Supplier Code forms an integral part of our overall contractual relationship with our suppliers. We expect the standards set out in the Supplier Code to be met by our suppliers, even in jurisdictions where meeting such standards may not be considered part of the usual business culture and a failure to do so can result in the termination by Magna of the supply relationship. The full text of our Supplier Code is available on our website (www.magna.com).

We continue to support and participate in industry efforts to develop common standards relating to business ethics, environmental standards, working conditions and employee rights. We will continue to engage with our suppliers to raise awareness of the importance of sustainability in our supply chain.

4.7.2	Global Working Conditions in our Supply Chain

We expect that our supply chain will adhere to our Global Working Conditions and our Supplier Code, which prohibit the use of child, underage, slave or forced labour. Our Global Working Conditions are an integral part of our supplier package that emphasize the importance of maintaining global working conditions and standards that result in dignified and respectful treatment of all employees within all our global operating locations, as well as those of our supply chain. A failure by any of our suppliers to comply with its terms can result in the termination by Magna of the supply relationship.

4.7.3	Supply Chain Management

4.7.3.1	General

Magna’s supply chain management group focuses on a number of elements that we believe are integral to world class supply chain management, such as: standardized supplier quality and delivery performance ratings; specific roles and responsibilities; processes and standards; global training; and risk management. The supplier quality and delivery performance ratings have been established to help optimize business award decisions. We use cross-functional sourcing teams to help ensure compliance with our internal standards when we place new business within our supply base. In order to promote awareness of the key elements of our supply chain risk management program, including the requirements in our Supplier Code, we provide a global training program on an ongoing basis to internal purchasing employees.

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We continue to increase digitization of our supply chain management, including focusing on spend analytics and online transportation risk tracking, as well as electronic tagging and tracing of certain assets.

As part of our strategy to improve sustainability performance across our supply chain, we intend to introduce an ESG component into our program award criteria. We are in the process of evaluating the relevant key performance indicators (KPIs) that will form part of the ratings, but expect that such KPIs will, at a minimum, include a suppliers CDP and SAQ (discussed below) scores, as well as selected HSE certificates.

4.7.3.2	Enhancing Transparency into Our Supply Chain

In order to enhance transparency into our supply chain, we have introduced two key supplier engagement initiatives with respect to our supply chain:

•

We participate in the CDP Supply Chain Program for Climate Change, engaging key suppliers to report on their energy usage and emissions – a critical step in better understanding our Scope 3 emissions with a view to establishing Science-based Scope 3 emissions targets; and

•

We have recently engaged, for the first time on a global basis, key suppliers to respond to self-assessment questionnaires through NQC, a third party supply chain management organization who will be responsible for data collection and analysis via their SupplierAssurance platform. The self-assessment questionnaires (currently SAQ 4.0) which is a standard automotive industry sustainability questionnaire developed by global OEMs. The SAQ 4.0, which Magna completes for requesting OEM customers annually, requires information, including documentation, relating to several topics, including, among other things: sustainability management; working conditions and human rights; health and safety; business ethics; environmental compliance; supplier management; and responsible sourcing of raw materials.

We are also monitoring emerging supply chain regulation, including the German Supply Chain Due Diligence (Lieferkettensorgfaltspflichtengesetz (LkSG)) (the “German Act”) which is set to come into force January 1, 2023, and which imposes a duty on companies to make reasonable due diligence efforts to determine if there are violations of human rights or violations of environmental obligations in their own business operations or in the their supply chain. We have established a cross-functional working group that includes representatives from our compliance, legal and purchasing functions and meets regularly to analyze and provide guidance on the coming requirements of the German Act. The working group has established a project plan for compliance with the German Act based on a completed gap-analysis of Magna’s relevant processes and policies. The working group reports its activities and progress to a Steering Committee comprised of members of Magna senior leadership led by Magna’s Global Vice President, Procurement.

In addition, Magna is monitoring developments related to the publication, in February 2022, of a draft E.U. Corporate Sustainability Due Diligence regulation that, like the German Act, would mandate supply chain due diligence relating to human rights and environmental matters.

4.7.3.3	Supplier Reviews

We review production suppliers in order to assess their overall quality, performance and financial health. We use a scorecard to provide ongoing monitoring and assessment of suppliers, which tracks (among other things) whether suppliers have certain industry-recognized environmental and health and safety certifications, such as ISO 14001 and ISO 18001. No suppliers were terminated in 2021 as a result of a violation of working conditions or human rights.

4.7.3.4	Phytosanitation Program

We maintain a phytosanitation program aimed at preventing the introduction and spread of plant diseases (i.e., pests and mold) through the cross-border import/export process. Our phytosanitation policy which applies to suppliers and shippers aligns with the International Plant Protection Convention (IPPC) standard for treatment of wood packaging material (e.g., wooden pallets), and includes the requirements of ISPM-15 (International Standards for Phytosanitary Measures). Our phytosanitation program includes training sessions for internal employees and suppliers, as well as reviews aimed at confirming compliance with our policy.

4.7.3.5	Supplier Diversity

To support the supplier diversity efforts which form part of our supply chain management program, we participate as a corporate member of several industry-recognized suppler diversity organizations, including the National Minority Supplier Development Council (NMSDC), Michigan Minority Supplier Development Council (MMSDC), Great Lakes Women’s Business Council (GL-WBC), the Canadian Aboriginal and Minority Supplier Council (CAMSC), National Veteran Business Development Council (NVBDC), Women’s Business Enterprise National Council (WBENC), Women Business Enterprises Canada Council (WBE Canada), the National LGBT Chamber of Commerce (NGLCC), Disability: IN, and WEConnect International. In addition, we are supporters of the Michigan Hispanic Chamber of Commerce (MHCC), the Asian Pacific American Chamber of Commerce (APACC), the Detroit LGBT Chamber of Commerce, and The National Business League. We are also involved with a number of supplier diversity advocacy events, conferences, and procurement fairs, including many organized by our OEM customers, such as GM Supplier Connections, Stellantis MatchMaker, BMW Supplier Diversity Conference, Toyota Opportunity Exchange and Honda Network Partnership. We are proud to have received several customer awards for our supplier diversity efforts from GM and also received a diversty award from supplier diversity leader – WBE Canada.

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4.7.3.6	Conflict Minerals Reporting

Consistent with the approach taken by our customers, suppliers and other fellow members of the Automotive Industry Action Group with respect to “conflict minerals”, we are engaged in an annual process of determining whether any products which we make or buy contain such “conflict minerals”. Our latest conflict minerals report is available on our website www.magna.com and on the SEC’s EDGAR website (www.sec.gov/edgar). We continue to engage with our suppliers to increase awareness, and accuracy, of “conflict minerals” reporting requirements and, through our membership in the Responsible Minerals Initiative (RMI), support continuing cross-industry efforts to identify and validate conflict-free smelters and refiners. We also report to requesting OEM customers with respect to Cobalt and Mica.

4.8	Contributing to Communities in Which we Operate

4.8.1	Commitment to Communities and Society

Magna recognizes the importance of giving back to society. We have a long history of supporting many global social and charitable causes, primarily in the communities around the world in which our employees live and work. While much of our corporate giving is to general philanthropic causes, we have identified seven United Nations Sustainable Development Goals that most directly relate to our business. Examples of Magna’s activities and accomplishments with respect to each relevant Development Goal is as follows:

Ensure healthy lives and promote well- being for all at all ages

•  Since 2017, more than $1M has been raised through employee donations and Magna’s matching program through annual participation in the World Vision Global 6K for Water, which aims to bring life-changing clean water to communities in need. In October 2021, The Suppliers Partnership for the Environment (SP) – an association of global automakers and their suppliers working together to advance environmental sustainability through the automotive supply chain – awarded Magna SP’s Community Impact Award for our support of the Global 6K for Water challenge

•  During 2020, Magna and its employees around the world mobilized to fight against COVID-19. Many manufacturing sites quickly pivoted to produce much-needed PPE, such as face masks, face shields and medical gowns. Others contributed parts for ventilator carts and one plant in China fulfilled an emergency request to build 1,700 ambulance transmissions in just eight days. In all, nearly half a million items of PPE were produced and distributed by Magna to governments, medical facilities and communities impacted by COVID-19

•  Magna’s corporate wellness initiatives help support the ongoing physical and mental health of employees globally

•  Magna has contributed over $25M toward medical infrastructure and over $1M to the Red Cross and other organizations to aid with global disaster relief efforts. Magna’s Employee Disaster Relief Fund provides financial assistance to eligible employees and their families in the event they are victims of a disaster. In 2021, the program helped 18 employees in Canada, China, Czech Republic, Mexico, Russia, and the United States

•  Magna locations around the globe organize food drives and fundraisers to support local foodbanks and to address food security

Ensure inclusive and equitable quality education and promote lifelong learning opportunities for all

•  Magna sponsors and actively participates in FIRST Robotics globally to encourage students to consider careers in science, technology and engineering. FIRST organizes mentor based programs that help participants build science, engineering and technology skills while also fostering self confidence, communication skills and leadership.

•  Magna embraces a culture of learning, including a pilot program that pays for employees to pursue job-related certificate programs and university degrees.

•  Employees can access Magna-sponsored scholarships for their children to pursue university degrees

•  We have partnerships in several countries with universities and technical institutions to develop a talent pipeline and help promote skilled trades development

•  Magna sponsors several regional and international skills competitions through WorldSkills to enhance technical trades development and growth opportunities for students

Achieve gender equality and empower all women and girls

•  Magna’s Women’s eXchange Employee Resource Community strives to empower, develop and recognize its female employees and encourage students to pursue STEM careers

•  Magna’s Board has adopted a Board Diversity Policy targeting gender parity by December 31, 2023, subject to a minimum of not less than 30% female directors prior to that time.

•  Since 2016, Magna has invested more than $1.5 billion with women-owned businesses as part of its overall supplier diversity program

•  Magna celebrates and honors the many contributions of women around the world, including annually celebrating International Women’s Day through live global events for employees to connect with and honor outstanding women in the company.

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Build resilient infrastructure, promote inclusive and sustainable industrialization and foster innovation

•  Magna completed hundreds of energy/sustainability projects in 2021, resulting in significant and ongoing energy, emission, and costs savings throughout its global operations. Some examples of sustainable projects in our company are:

•  Magna’s paint plant in Hoce-Slivnica, Slovenia, uses solar panels on the roof and environmentally friendly transport trucks

•  Magna Steyr’s full vehicle manufacturing facility in Graz, Austria uses geothermal heating and cooling that uses groundwater to provide heating in the winter and cooling in the summer

•  Approximately 1.3 million gallons of rainwater are recycled and used at Magna’s Powertrain office in Untergruppenbach, Germany to run restroom facilities and to maintain as a reserve in the event of a fire

Reduce inequality within and among countries

•  Magna’s race and ethnicity-focused employee resource community supports employee-led learning opportunities to foster open dialogue and understanding

•  Unconscious bias training is required for all managers and available to any Magna employee

•  Magna partners with various United Way agencies in North America to support a broad number of organizations that are delivering community-based solutions to address poverty and inequalities

•  Magna has partnered with other industry leaders to support a variety of poverty-reduction efforts in the Greater Detroit Area, including support for Pope Francis Center, an organization that provides vital services to the city’s homeless population

Ensure sustainable consumption and production patterns

•  We have implemented a zero waste to landfill target, with the aim of eliminating landfill bound waste by 2022. More than 88% of total waste outputs from operations in 2021 were recycled or diverted from landfills, rising to over 91% if energy recovery is included

•  In 2021, about 14% of our global electricity buy was from renewable electricity sources (8% of our global energy purchase was renewable)

•  Magna’s complete vehicle manufacturing facility in Graz, Austria will achieve carbon neutrality in 2022, and has already reduced CO2 emissions by 12,000 tons since 2013

•  Magna is pursuing several packaging and logistics initiatives and aligning with industry partners to limit the overall use of materials and to increase transportation efficiency across the supply chain

Take urgent action to combat climate change and its impacts

•  Magna is committed to carbon neutrality (Scope 1 and Scope 2) by 2025 in its European operations and by 2030 in its global operations

•  Magna has committed to setting Science-based Targets by 2023, further reinforcing its commitment to achieving carbon neutrality by 2030

•  Nine of our divisions have already achieved carbon neutrality

•  In addition to pursuing energy reduction efforts and purchasing green energy, Magna is investing in clean carbon offset programs to counterbalance Scope 1 emissions that cannot be mitigated in its operations.

•  Magna invested in a geothermal power plant in Turkey in order to offset 6,862 metric tons of CO2 emissions and the plant will generate about 51 GWh of clean energy and avoid 32,000 tons of CO2 per year

•  Magna is a financial sponsor of the Technical Office of the newly-formed International Sustainability Standards Board (ISSB) that will establish a comprehensive global baseline of climate change-related disclosure standards.

5.	Sustainability Metrics

In this Sustainability Report we report according to the SASB framework. SASB establishes and maintains industry-specific standards that assist companies in disclosing sustainability information to investors. SASB metrics indicated below are identified by the relevant SASB Auto Parts Sustainability Accounting Standard code. We caution readers that our processes to collect and validate the energy, emissions and water data shown below are not as mature as those related to financial data, but we are committed to enhancing both the data collection/validation processes and thus the quality of the data, in the coming years.

Readers are cautioned that COVID-19 significantly impacted our operations during 2020, including temporary suspension of production at our manufacturing facilities at different times during 2020 and implementation of work-from-home arrangements for employees globally. As a result, many of the 2020 metrics that follow are not reflective of a typical operational year for Magna and the extent of any improvement in such metrics from prior years is not necessarily indicative of expected performance in such metrics in future years.

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5.1	Energy Management and Emissions

5.1.1	Energy

Energy management data is set out below.

SASB Accounting Metric (TR-AP-130a.1)	2021(1)	2020(2)	2019
Aggregate amount of energy consumed by Magna	19,493,920 GJ 5,414,978 MWh	18,169,048 GJ 5,045,958 MWh	23,020,389 GJ 6,394,553 MWh
Percentage of energy consumed by Magna that was supplied from grid electricity	58%	59%	55%
Percentage of energy consumed by Magna that is renewable energy	8.2%(4)	7.1%(4)	NT(3)

Notes:

(1)	Preliminary data.
(2)	Data for 2020 may not be indicative of current energy levels due to COVID-19-related production shutdowns impacting our facilities in 2020.
(3)	Not tracked prior to 2020.
(4)	The percentage of renewable electricity purchased in 2021 was 14% (11.9% in 2020).

Energy intensity relative to Sales is as follows:

	2021	2020	2019
Energy Intensity (MWh/Sales (USDm))	149 MWh/USDm	155 MWh/USDm	162 MWh/USDm

In connection with our efforts to promote energy efficiency, each of our Operating Groups developed interim 2021 energy intensity reduction targets. On an consolidated basis, such targets amounted to approximately 2% of our energy intensity (MWh/Sales) per year. In 2021, we lowered our energy intensity by 6 MWh/USDm compared to 2020, a 4% reduction, despite increased levels of production from the prior year that had been heavily impacted by COVID-19 related shutdowns.

5.1.2	Emissions

Energy consumed can be converted to CO2 emissions based on regional conversion factors. In order to help us and our stakeholders better assess trends related to the emissions we generate, we track emissions “intensity” on the basis of total sales, employee headcount and aggregate square footage of our facilities and offices. These intensity metrics assist us in determining whether we are becoming more efficient by normalizing emissions on a per dollar of sales, per employee and per square footage basis. The raw data for Scope 1 & 2 emissions, together with intensity metrics are set out below.

	2021		2020(2)	2019
Scope1&2 emissions (metric tons)	1,613,922	(1)	1,620,090	2,126,678
Sales (USD, millions)	36,242		32,647	39,431
Sales Intensity (CO2 metric tons/$ Sales)	0.0000445		0.0000496	0.0000539
Employees	158,000		158,000	165,000
Employee Intensity (metric tons/employee)	10.21		10.25	12.89
Square Footage (million sq. ft)	83.5		83.8	86.6
Square Footage Intensity (metric tons/sq. ft.)	0.0193		0.0193	0.0246

Notes:

(1)	Preliminary data.
(2)	Data for 2020 may not be indicative of current emissions levels due to COVID 19 related production shutdowns impacting our facilities in 2020.

5.2	Water and Waste Management

5.2.1	Water

Description	2021(1)	2020(2)	2019
Water withdrawals (ML)	6,922	6,351	7,621

Notes:

(1)	Preliminary data.
(2)	Data for 2020 may not be indicative of current water usage levels due to COVID-19-related production shutdowns impacting our facilities in 2020.

We have implemented a 1.5% per year water reduction target, with the aim of reducing water use 15% by 2030, in each case referencing 2019 as the baseline year.

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5.2.2	Waste Management

Waste reduction and scrap elimination are important considerations in our manufacturing activities, including as part of our efforts to achieve World Class Manufacturing objectives in our facilities globally. We have implemented a zero waste to landfill target, with the aim of eliminating landfill-bound waste by 2022.

Waste data is set out below:

SASB Accounting Metric (TR-AP-150a.1)	2021(1)	2020(2)
Aggregate amount of waste generated from manufacturing by Magna	1,144,018 t	965,677 t
Percentage of waste generated by Magna that is hazardous	7.0%(3)	4.9%(3)
Percentage of waste generated by Magna that was recycled	88.4%(4)	91.5%(4)

Notes:

(1)	Preliminary data.
(2)	Data for 2020 may not be indicative of current waste generation levels due to COVID-19-related production shutdowns impacting our facilities in 2020.
(3)	Approximately 91% of such hazardous waste was diverted from secure landfills through recycling, reuse, or energy recovery initiatives in 2021 (84% in 2020).
(4)	For 2021, this figure would be 91.2% if energy recovery was also included as a category of recycled waste (94.8% in 2020).

5.3	Environmental Remediation

The aggregate costs incurred in complying with environmental laws and regulations, including the costs of clean-up and remediation, have not had a material adverse effect on Magna to date and are set out below.

Description	2021		2020		2019
Annual remediation expenses	<$	1.0m	<$	1.0m	<$	1.0m
Aggregate remediation balance for known events		$14.1		$10.8m		$13.4m

5.4	Product Safety

Magna is at risk for product warranty, product liability and recall costs, and is currently experiencing increased customer pressure to assume greater warranty responsibility. Certain customers seek to impose partial responsibility for warranty costs where the underlying root cause of a product or system failure cannot be determined. For most types of products, we only account for existing or probable product warranty claims. However, for certain complete vehicle assembly, powertrain systems and electronics contracts, Magna also records an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or Magna’s warranty experience. Product liability and recall provisions are established based on Magna’s best estimate of the amounts necessary to settle existing claims, which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer’s administrative costs relating to the recall. Where applicable, such provisions are booked net of recoveries from sub-suppliers and along with related insurance recoveries. Due to the uncertain nature of the net costs, actual product liability costs could be materially different from our best estimates of future costs. In 2021, our warranty accrual decreased by $37 million compared to 2020. See Note 14 of our consolidated financial statements for the year ended December 31, 2021, which have been filed on SEDAR and are on Magna’s website (www.magna.com).

5.5	Fuel Efficiency

Our product strategy, which is discussed in “Section 4 – Our Business & Strategy – Our Corporate Strategy” of this AIF, includes as a core element the supply of product solutions which support our customers’ objectives of increased fuel efficiency and reduced vehicle CO2 emissions. We do not currently track total revenue from products designed to increase fuel efficiency and/or reduce emissions.

5.6	Materials Sourcing

The SASB Auto Parts Standard identifies critical materials as defined by the U.S. National Research Council (NRC) of which cobalt, magnesium, tantalum and tungsten are most relevant to our products. We do not purchase such materials in their raw form, however, they may be present in components and sub-assemblies that we purchase. Our key purchased raw materials are steel, resin and aluminum, and our key purchased components include: stampings, electronics, chips, molded parts, die casting, forging, coverstock, and wire harnesses. See the discussion in “Section 6 – Description of the Business – Manufacturing & Engineering – Key Commodities and Raw Materials” of our AIF.

We address strategic risks regarding critical materials with more limited supply and key commodities/raw materials in a number of ways, including: diversification of suppliers; carrying excess inventory, where appropriate; and, designing and engineering our products to minimize the use of scarce/limited materials, where not constrained by customer specifications. The current shortage of semiconductors is discussed in greater detail in “Section 4 – Our Business & Strategy – Macroeconomic, Political and Other Trends” and “Section 5 – Risk Factors” of our AIF.

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With respect to reputational risk related to critical materials, we maintain a conflict minerals program, including an annual process of determining whether any of our products contain conflict minerals, and through our membership in the responsible mineral initiative (RMI) supporting continuing cross-industry efforts to identify conflict-free smelters and refiners. We also report to requesting OEM customers with respect to Cobalt and Mica.

5.7	Competitive Behaviour

Magna’s policy is to comply with all applicable laws, including antitrust and competition laws. Our Corporate Ethics and Compliance Program is described in Section 4.5 – “Corporate Ethics and Compliance” of this Sustainability Report.

We previously completed a global review focused on antitrust risk and do not currently anticipate any material liabilities in connection with the review. See “Section 10 – Legal Proceedings” of this AIF with respect to our anti-trust investigation being conducted by the Brazilian Federal Competition Authority.

SASB Accounting Metric (TR-AP-520a.1)	2021	2020	2019
Total amount of monetary losses incurred as a result of legal proceedings associated with anti-competitive behaviour regulations	NIL	NIL	NIL

5.8	Health & Safety

We are committed to providing a safe and healthful workplace for our employees. This commitment is fulfilled through a regular program of health and safety audits and inspections of our global facilities. In connection with our health and safety program we track the frequency and severity of workplace accidents and conduct post-accident reviews to develop action plans to reduce/eliminate similar accidents in the future.

Description	2021	2020(4)	2019
Accident Frequency Rate(1)(3)	0.49	0.42	1.04
Accident Severity Rate(2)(3)	12.80	5.11	12.35

Notes:

(1)	Frequency 1.0 translates to 1 injury or illness per 100 employees working 40 hours/week, 50 weeks/year.
(2)	Severity 10.0 translates to 10 lost work days per 100 employees working 40 hours/week, 50 weeks/year.
(3)	Global production facilities and certain engineering locations.
(4)	Data for 2020 may not be indicative of current accident frequency and severity rates due to COVID-19-related production shutdowns impacting our facilities in 2020.

The occurrence of injuries and fatalities is a matter of significant concern for both management and the Board. The CGCNC reviews the circumstances related to significant injuries and all fatalities of employees or third parties on Magna properties and reports same to the Board. Unfortunately, one member of the Magna family lost his life in an industrial accident at one of our Ontario facilities in 2021. There was one employee fatality at a Magna facility in 2020, and no employee fatalities at a Magna facility in 2019.

5.9	Diversity

Diversity within our employee population is important to us and we strive to create an inclusive work environment throughout our company. As part of our efforts to promote an inclusive workplace, we track metrics relating to gender diversity in our workforce.

Description	2021	2020
Percentage of global employees who are women (wholly-owned operations)	27%	26%
Women in critical roles	16%(1)	15%
Women on the Board of Magna	42%(2)	36%

Notes:

(1)	705 women in critical roles out of 4300 such roles.
(2)	As of May 3, 2022, the percentage of women on the Board will be 36%, assuming election of all nominees for Magna’s annual and special meeting of shareholders.

5.10	Reporting

In addition to this Sustainability Report, we participate in CDP (formerly Carbon Disclosure Project), a not-for-profit project designed to provide investors with information relating to corporate GHG emissions, water use and perceived corporate risk due to climate change. Our current CDP submission is available on our website at www.magna.com. We also file a conflict minerals report, available on www.sec.gov/ edgar, in accordance with SEC requirements, and publish a slavery and human trafficking statement on our website, at www.magna.com. Magna also provides sustainability reporting directly to our customers. These assessments are supplier requirements and typically follow common reporting templates approved by automotive industry associations in North America (Automotive Industry Action Group) and Europe (CSR Europe/Drive Sustainability).

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We also continue to monitor the acceleration of climate/sustainability reporting initiatives by regulators and standard setters, including:

•	the European Union’s Corporate Sustainability Reporting Directive (CSRD);

•	the International Sustainability Board (ISSB) publication of a climate-related disclosures prototype; and

•	initiatives by securities law regulators to mandate climate disclosure, including a recent proposal from Canadian securities regulators, and proposed rule changes from the U.S. SEC.

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Magna International Inc.
337 Magna Drive
Aurora, Ontario
Canada L4G 7K1
Telephone: (905) 726-2462

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